UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-02413

 Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	March 23, 2016	By:	/s/ Sean Finn
			Name:	Sean Finn
			Title:	Executive Vice-President Corporate Services and Chief Legal Officer

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Annual Meeting of Shareholders

2	Management Proxy Circular

3	Form of Proxy

4	Annual Report

Item 1

Notice of Annual

Meeting of Shareholders

Our annual meeting of holders of common shares will be held at

Le Windsor

Windsor Ballroom

1170 Peel Street

Montreal, Quebec, Canada

on Tuesday, April 26, 2016, at 10:00 a.m.

(Eastern Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2015, and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular;

5.	considering a shareholder proposal described in Schedule “A”; and

6.	transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

The directors have fixed March 3, 2016, as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting.

By order of the Board of Directors

/s/ Sean Finn

Sean Finn

Executive Vice-President

Corporate Services and Chief Legal Officer

and Corporate Secretary

March 8, 2016

Montreal, Quebec

Item 2

Management Information Circular

and Notice of Annual Meeting of Shareholders

April 26, 2016

MAKING THE RIGHT
CONNECTIONS

Notice of Annual

Meeting of Shareholders

Our annual meeting of holders of common shares will be held at

Le Windsor

Windsor Ballroom

1170 Peel Street

Montreal, Quebec, Canada

on Tuesday, April 26, 2016, at 10:00 a.m.

(Eastern Daylight Time) for the purposes of:

1.	receiving the consolidated financial statements for the year ended December 31, 2015, and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular;

5.	considering a shareholder proposal described in Schedule “A”; and

6.	transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

The directors have fixed March 3, 2016, as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting.

By order of the Board of Directors

/s/ Sean Finn

Sean Finn

Executive Vice-President

Corporate Services and Chief Legal Officer

and Corporate Secretary

March 8, 2016

Montreal, Quebec

March 8, 2016

Dear Shareholder:

On behalf of the Board of Directors and management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec (Canada) on Tuesday, April 26, 2016, at 10:00 a.m. (Eastern Daylight Time).

This management information circular (the “Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss at the meeting highlights of our 2015 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 6 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

/s/ Robert Pace

Robert Pace

Chair of the Board

/s/ Claude Mongeau

Claude Mongeau

President and Chief Executive Officer

CN MANAGEMENT INFORMATION CIRCULAR 2016 1

Proxy Summary

The following summary highlights some of the important information you will find in this Information Circular. We recommend that you read the entire Information Circular before voting.

Shareholder Voting Matters
VOTING MATTERS	BOARD VOTE RECOMMENDATION	FOR MORE INFORMATION SEE PAGE
Election of 11 Directors	FOR each nominee	8, 10
Appointment of KPMG LLP as Auditors	FOR	8
Advisory Resolution on Executive Compensation	FOR	9, 34
Shareholder Proposal – Audit Engagement	AGAINST	9, 70

Our Director Nominees

							OTHER
		DIRECTOR				ATTENDANCE	PUBLIC
NAME	AGE	SINCE	POSITION	INDEPENDENT	CURRENT COMMITTEE MEMBERSHIP	IN 2015	BOARDS
D.J. Carty	69	2011	Corporate Director	Yes	Audit (Chair) – Compensation – Environment –	100%	3
					Governance – Strategic

G.D. Giffin	66	2001	Partner, Dentons US LLP	Yes	Audit – Compensation (Chair) – Donations –	100%	4
					Investment – Strategic

E.E. Holiday	64	2001	Corporate Director and Trustee	Yes	Audit – Compensation – Finance –	100%	3
					Investment (Chair) – Strategic

V.M. Kempston Darkes	67	1995	Corporate Director	Yes	Audit – Environment (Chair) – Finance –	100%	4
					Governance – Strategic

D. Losier	63	1994	Corporate Director	Yes	Compensation – Donations –	100%	2
					Governance (Chair) – Investment – Strategic

K.G. Lynch	65	2014	Vice-Chair, BMO Financial Group	Yes	Compensation – Finance (Chair) –	100%	2
					Governance – Strategic – Investment

C. Mongeau	54	2009	President and CEO, CN	No	Donations (Chair) – Strategic	60%	1
J.E. O’Connor	66	2011	Corporate Director	Yes	Audit – Compensation – Environment –	100%	2
					Finance – Strategic (Chair)

R. Pace	61	1994	Chair of the Board, CN	Yes	Donations – Environment –	100%	1
			President and CEO, The Pace Group		Governance – Strategic

R.L. Phillips	65	2014	President, R.L. Phillips Investments Inc.	Yes	Audit – Compensation – Environment –	100%	4
					Governance – Strategic

L. Stein	54	2014	Executive Vice-President – General Counsel	Yes	Audit – Compensation – Environment –	97%	1
			& Corporate Affairs, The Clorox Company		Finance – Strategic

2 CN MANAGEMENT INFORMATION CIRCULAR 2016

Executive Compensation

Disciplined Approach to Compensation

CN’s approach to executive compensation is driven by a commitment to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach to executive compensation by ensuring that target compensation, while reasonable, supports attraction and retention of executive talent. In addition, short and long-term incentive plans are structured to align realized pay and shareholder returns. Compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. The executive compensation policy aims to position total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. On a constant currency basis, the year-over-year total compensation decreased by 5.6% for the President and CEO and remained unchanged for the other Named Executive Officers (“NEOs”) in 2015.

Highlights of Corporate Governance Best Practices

CN is committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. Some of our best practices are highlighted in the following table.

Size of Board	11
Number of Independent Director Nominees	10
Annual Election of Directors (no staggered term)	Yes
Directors Elected Individually (no slate voting)	Yes
Majority Voting for Directors	Yes
Separate CEO & Chair Positions	Yes
Common Directorships Guidelines (Board Interlocks)	Yes
Board Tenure and Term Limit Guidelines for Board Chair and Committee Chairs	Yes
Stock Ownership Guidelines for Directors and Executives	Yes
Ownership Requirement for Directors and CEO Beyond Board Tenure	Yes
Director Orientation and Continuing Education	Yes
Diversity Policy for Directors	Yes
Code of Business Conduct and Ethics Program	Yes
Annual Advisory Vote on Executive Compensation	Yes
Formal Board Performance Assessment	Yes

Best Practices Adopted by CN

•	~ 80% of Named Executive Officers’ target total direct compensation is variable and linked to CN’s performance

•	Incentive payout capped and no guaranteed minimum payout

•	Inclusion of a relative total shareholder return condition as a performance measure for Performance Share Units

•	Stringent stock ownership requirements

•	CEO post-retirement shareholding requirement

•	Overlap of performance measures for short and long-term incentives to mitigate risk

•	Double trigger change of control policy

•	Anti-hedging policy on CN securities

•	Executive clawback policy

•	No employment contracts for NEOs

•	Independent executive compensation consultant retained by the Compensation Committee

•	Annual “Say on Pay” vote

Vote Your Shares

Voting by proxy is the easiest way to vote your shares. Please refer to your proxy form or voting instruction form included in this package or to the “Questions & Answers” section on page 5 of this Information Circular for more information on the voting methods available to you.

CN MANAGEMENT INFORMATION CIRCULAR 2016 3

Information Circular

This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Tuesday, April 26, 2016, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 26, 2016, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the internet no later than 5:00 p.m. (Eastern Daylight Time) on April 25, 2016, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 6 of this Information Circular. If you are a holder of Employee Shares (as such term is defined in this Information Circular), reference is made to the section entitled ”How do I vote if I own Employee Shares?” on page 6 of this Information Circular.

What’s Inside

Notice of Annual Meeting of Shareholders

1	Letter to Shareholders

2	Proxy Summary

5	Questions and Answers

8	Business of the Meeting

8	Financial Statements

8	Election of Directors

8	Appointment of Auditors

9	Advisory Vote on Executive Compensation

9	Considering a Shareholder Proposal

9	Other Business

10	Nominees for Election to the Board

10	Description of Nominees

15	Additional Disclosure Relating to Directors

16	Board of Directors Compensation

16	Comparator Groups

17	Compensation Levels

17	Compensation Table

18	Share Ownership

19	Share Ownership Table

19	Directors’ Deferred Share Unit Plan

20	Statement of Corporate Governance Practices

20	General

20	Code of Business Conduct

21	Independence of Directors

21	Independent Chair of the Board

21	Position Descriptions

21	Committees of the Board

23	Risk Management Oversight

23	Board and Committee Meetings

24	Board and Committee Attendance

25	Director Selection

29	Board Performance Assessment

29	Director Orientation and Continuing Education

31	Stakeholder Engagement

32	Audit Committee Disclosure

34	Statement of Executive Compensation

34	Letter to Shareholders

36	Human Resources and Compensation Committee

39	Compensation Discussion and Analysis

39	Executive Summary

55	2015 Highlights

56	Summary Compensation Table

60	Incentive Plan Awards

64	Employment Arrangements

65	Pension Plan Benefits

67	Termination and Change of Control Benefits

68	Currency Exchange Information

69	Other Information

69	Securities Authorized for Issuance Under Equity Compensation Plans

69	Indebtedness of Directors and Executive Officers

69	Interest of Informed Persons and Others in Material Transactions

69	Shareholder Proposals

69	Availability of Documents

70	Schedule “A” – Shareholder Proposal

71	Schedule “B” – Mandate of the Board

72	Schedule “C” – Reports of the Committees

4 CN MANAGEMENT INFORMATION CIRCULAR 2016

Questions and Answers

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who were registered as at the close of business on March 3, 2016 (the “Record Date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 26, 2016, the Company had 784,156,495 common shares without par value outstanding. Subject to the voting restrictions described below, each common share carries the right to one vote.

What are the voting restrictions?

Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 100,400,770 common shares of the Company as of February 26, 2016, representing 12.80% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust (“Foundation”), which held 17,126,874 common shares of the Company as of February 26, 2016, representing 2.19% of the outstanding common shares of the Company. Hence, as of February 26, 2016, Mr. Gates is deemed to have control or direction over 117,527,644 common shares, representing 14.99% of the outstanding common shares of the Company.

As a result of the share repurchases for cancellation conducted by CN on an ongoing basis under its share repurchase program, the combined holdings of Cascade and the Foundation will likely in the near future exceed 15% of CN’s outstanding shares. In such instance where the increase above 15% in shareholdings is caused solely by repurchases conducted by CN, the only consequence to Cascade and the Foundation under CN’s articles would be that they may not exercise their voting rights in respect of the common shares that are in excess of the 15% maximum. Cascade and the Foundation would continue to receive their full amount of dividends, including on the CN common shares in excess of 15%, but would be precluded by CN’s articles (implemented in accordance with the CN Commercialization Act) from acquiring additional CN common shares.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, (iii) in an advisory, non-binding capacity, on the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular, and (iv) on a shareholder proposal. Our Board of Directors and our management are recommending that shareholders vote FOR items (i), (ii) and (iii) and AGAINST item (iv).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of D.F. King Canada, a division of CST Investor Services Inc. (“D.F. King”), for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be approximately C$30,000 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call D.F. King, the Company’s proxy solicitation agent, toll-free in North America at 1-800-239-6813 or at 1-201-806-7301 outside of North America; or by e-mail at inquiries@dfking.com.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”

CN MANAGEMENT INFORMATION CIRCULAR 2016 5

How do I vote if I am a registered shareholder?

1. Voting by Proxy

You are a registered shareholder if your name appears on your share certificate or Direct Registration System (DRS). If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board Chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person attends the Meeting.

How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote by phone or over the internet by following the instructions on the form of proxy.

What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the internet is 5:00 p.m. (Eastern Daylight Time) on April 25, 2016, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting.

How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer will be voted as follows:

FOR the election of management’s nominees as directors,

FOR the appointment of KPMG LLP as auditors,

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular,

AGAINST the approval of the shareholder proposal,

and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting.

If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the internet, by way of a subsequent internet vote.

2. Voting in person

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table, the day of the Meeting. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways you can vote your common shares, as listed below:

1. Giving your voting instructions

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a voting instruction form for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2. Voting in person

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. (Eastern Daylight Time) on April 25, 2016. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting.

Non-registered shareholders are either “objecting beneficial owners” or “OBOs” who object that intermediaries disclose information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to OBOs and NOBOs.

6 CN MANAGEMENT INFORMATION CIRCULAR 2016

How do I vote if I own Employee Shares?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (the “Custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the Custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the Custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the Custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the internet) will be voted. If you wish to vote Employee Shares in person at the Meeting, refer to paragraph 2 of the section entitled “How do I vote if I am a non-registered shareholder?”

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the internet, by way of subsequent telephone or internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR 2016 7

Business of the Meeting

Financial Statements

Our consolidated financial statements for the year ended December 31, 2015, together with the auditors’ reports thereon, are included in the 2015 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Investor Relations at (514) 399-0052.

Election of Directors

Our articles, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee.

Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Majority Voting Policy

The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders.

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2015 and 2014, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

FEES	2015	2014
(IN THOUSANDS)	(C$)	(C$)
Audit	2,708	2,728
Audit-related	1,039	1,162
Tax	913	746
All other	17	92
Total Fees	4,677	4,728

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit Committee pre-approved all the services performed by the auditors for audit-related and non-audit related services for the years ended December 31, 2015 and 2014.

The nature of the services under each category is described below.

Audit Fees

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

Audit-related Fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

8 CN MANAGEMENT INFORMATION CIRCULAR 2016

Tax fees

Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

All other fees

Consist primarily of fees related to data analytics assistance (2015) and for services related to a foreign subsidiary (2014).

Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Advisory Vote on Executive Compensation

The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled ‘Statement of Executive Compensation’ of the Information Circular of the Company dated March 8, 2016.”

The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns.

Considering a Shareholder Proposal

You will be voting on a shareholder proposal that has been submitted for consideration at the Meeting. The full text of the proposal and supporting statement, together with the Board of Directors’ recommendation, is set out in Schedule “A”.

The Board of Directors recommends that shareholders vote AGAINST the shareholder proposal set out in Schedule “A”, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote AGAINST the shareholder proposal.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will:

•	discuss highlights of our 2015 performance and plans for the future, and

•	invite questions and comments from shareholders.

As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit.

CN MANAGEMENT INFORMATION CIRCULAR 2016 9

Nominees for Election to the Board

Description of Nominees

The following tables set out information as of February 26, 2016, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top three competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. All nominees are current directors of the Company.

Principal Competencies • Strategy • Finance/Accounting • Human Resources	Donald J. Carty, O.C., LL.D. Corporate Director Age: 69 (1) Texas, U.S.A. Director Since: January 1, 2011 Independent

Mr. Carty retired as Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer) a position he assumed from January 2007 until June 2008 and as Chairman and CEO of AMR Corporation and American Airlines in 2003, after 30 years in the airline business, where he previously served as President and Executive Vice-President of Finance & Planning of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987.

In the voluntary sector, Mr. Carty is on the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year’s Outstanding Directors and in 2015, he was named to the top 100 of the National Association of Corporate Director’s List. He was named an Officer of the Order of Canada in 2003.

In addition to serving on the public boards mentioned in the following table, Mr. Carty serves as Chairman of the board of Porter Airlines, Inc.

Mr. Carty holds a B.A. and an Honorary Doctor of Laws from Queen’s University and an MBA from Harvard Business School.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Audit Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	99.19%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
EMC Corporation	(2015-present)
VMWare, Inc.	(2015-present)
Virgin America Inc. (Chairman)	(2006-present)
Talisman Energy Inc.	(2009-2015)
Gluskin, Sheff & Associates Inc.	(2006-2013)
Barrick Gold Corporation	(2006-2013)
Dell, Inc.	(1992-2013)
Hawaiian Holdings, Inc.	(2004-2011)
SECURITIES HELD
VALUE AT RISK	C$6,132,584(3)
Common Shares Owned or Controlled (2)
February 2016	77,678
February 2015	56,667

Principal Competencies • Public Policy • Legal • Human Resources	Ambassador Gordon D. Giffin Partner, Dentons US LLP Age: 66 (1) Georgia, U.S.A. Director Since: May 1, 2001 Independent

Mr. Giffin is a Partner and the Chair of the Public Policy and Regulation practice at Dentons US LLP (law firm), where he maintains offices in Washington, D.C. and Atlanta. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission.

In addition to serving on the public boards mentioned in the following table, Mr. Giffin serves on the Board of Counsellors of McLarty Global.

Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Human Resources and Compensation Committee (Chair)	100%
Audit Committee	100%
Donations and Sponsorships Committee (5)	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	95.63%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Element Financial Corporation	(2013-present)
Canadian Natural Resources Limited (Lead Director)	(2002-present)
TransAlta Corporation (Chair)	(2002-present)
Canadian Imperial Bank of Commerce	(2001-present)
Just Energy Group Inc.	(2006-2015)
SECURITIES HELD
VALUE AT RISK	C$7,252,946(3)
Common Shares Owned or Controlled (2)
February 2016	91,869
February 2015	87,265

10 CN MANAGEMENT INFORMATION CIRCULAR 2016

Principal Competencies • Legal • Public Policy • Strategy	Edith E. Holiday Corporate Director & Trustee Age: 64 (1) Florida, U.S.A. Director Since: June 1, 2001 Independent

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House.

Ms. Holiday serves on the public boards mentioned in the following table.

She was also the recipient of the Direct Women’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace. She is also the recipient of the Secretary of the Treasury’s highest award, the Alexander Hamilton Award.

Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Investment Committee of CN’s Pension Trust Funds (5) (Chair)	100%
Audit Committee	100%
Corporate Governance and Nominating Committee (8)	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	98.59%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
White Mountains Insurance Group, Ltd.	(2004-present)
Franklin Templeton Group of Funds (various companies)	(1996-present)
Hess Corporation	(1993-present)
RTI International Metals, Inc.	(1999-2015)
H.J. Heinz Company	(1994-2013)
SECURITIES HELD
VALUE AT RISK	C$8,370,861(3)
Common Shares Owned or Controlled (2)
February 2016	106,029
February 2015	101,737

Principal Competencies • Transport Industry/ Safety • Sales/Marketing • Human Resources	V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Corporate Director Age: 67 (1) Ontario, Canada Florida, U.S.A. Director Since: March 29, 1995 Independent

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009, she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business and amongst the top 100 most powerful women in Canada in 2012. In 2006, she was the recipient of the Governor General of Canada’s Awards in Commemoration of the Persons Case and was inducted as a fellow of the Institute of Corporate Directors in 2011. She has also been appointed by the Government of Canada to the Science, Technology and Innovation Council and the Advisory Council for Promoting Women on Boards.

In addition to serving on the public boards mentioned in the following table, Ms. Kempston Darkes is also a director of Irving Oil Company Ltd.

Ms. Kempston Darkes has received Honorary Doctor of Law Degrees from the University of Toronto and the University of Victoria, as well as an Honorary Doctor of Commerce from Saint Mary’s University. She holds a B.A. in history and political science from Victoria University and the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Environment, Safety and Security Committee (Chair)	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee (8)	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	96.51%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Schlumberger Limited	(2014-present)
Balfour Beatty Plc.	(2012-present)
Enbridge Inc.	(2010-present)
Brookfield Asset Management Inc.	(2008-present)
SECURITIES HELD
VALUE AT RISK	C$14,521,590(3)
Common Shares Owned or Controlled (2)
February 2016	183,934
February 2015	179,464

CN MANAGEMENT INFORMATION CIRCULAR 2016 11

Principal Competencies • Finance/Accounting • Human Resources • Sales/Marketing	The Hon. Denis Losier, P.C., LL.D., C.M. Corporate Director Age: 63 (1) New Brunswick, Canada Director Since: October 25, 1994 Independent

The Honorable Denis Losier is the retired President and Chief Executive Officer of Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, became a member of the Privy Council. In addition to serving on the public boards mentioned in the following table, Mr. Losier is a director of Enbridge Gas New Brunswick and is the past chair of the board of directors of Invest N.B. He is also a past member and director of the New Brunswick Business Council and Canadian Blood Services, respectively. Mr. Losier was appointed a Member of the Order of Canada in 2011.

Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario. Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Corporate Governance and Nominating Committee (Chair)	100%
Audit Committee (8)	100%
Donations and Sponsorships Committee (5)	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	96.36%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Capital DGMC Inc. (Chairman)	(2013-present)
Plaza Retail REIT	(2007-present)
NAV CANADA	(2004-2013)
XL-ID Solutions Inc. (formerly, Excellium Inc.)	(2013)
SECURITIES HELD
VALUE AT RISK	C$22,426,931(3)
Common Shares Owned or Controlled (2)
February 2016	284,065
February 2015	288,532

Principal Competencies • Public Policy • Finance/Accounting • Strategy	The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D. Vice-Chair, BMO Financial Group Age: 65 (1) Ontario, Canada Director Since: April 23, 2014 Independent

The Honorable Kevin G. Lynch is Vice-Chair, BMO Financial Group. In this role, Dr. Lynch is a key strategic advisor to senior management. He represents BMO in domestic and international markets.

Prior to joining BMO, Dr. Lynch built a distinguished career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C.

In addition to serving on the public boards mentioned in the following table, Dr. Lynch is the past Chair of the Board of Governors of the University of Waterloo, the Chancellor of King’s University and serves on several other boards, including those of the Asia Pacific Foundation, the Rideau Hall Foundation and the Ditchley Foundation. Dr. Lynch is also a member of the World Economic Forum’s Global Policy Councils.

Dr. Lynch has received honorary degrees from eight Canadian universities and was made a Member of the Queen’s Privy Council for Canada in 2009, and an Officer of the Order of Canada in 2011. He has been awarded the Distinguished Alumni Award from McMaster University and the Queen’s Golden Jubilee Medal.

The Honorable Kevin G. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety and Security Committee (8)	100%
Finance Committee (Chair)	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	99.69%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
CNOOC Limited	(2014-present)
Empire Company Limited (Sobey’s)	(2013-present)
SECURITIES HELD
VALUE AT RISK	C$1,004,402(3)
Common Shares Owned or Controlled (2)
February 2016	12,722
February 2015	6,752

12 CN MANAGEMENT INFORMATION CIRCULAR 2016

Principal Competencies • Strategy • Transport Industry/Safety • Finance/Accounting	Claude Mongeau President & CEO, CN Age: 54 (1) Quebec, Canada Director Since: October 20, 2009 NOT Independent

Mr. Mongeau became President and Chief Executive Officer of the Company on January 1, 2010. In 2000, he was appointed Executive Vice-President and Chief Financial Officer of the Company and held such position until June 1, 2009. Prior to this, he held the positions of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development upon joining the Company in 1994. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Prior to joining CN, Mr. Mongeau was a partner with Secor Group, a Montreal-based management consulting firm. He also worked in the business development unit of Imasco Inc. and as a consultant at Bain & Company.

Mr. Mongeau also serves as Chairman of the Board of the Railway Association of Canada.

Mr. Mongeau holds an MBA from McGill University.

MEMBER OF (6)	ATTENDANCE 2015
Board	64%
Donations and Sponsorships Committee (Chair) (5)	67%
Strategic Planning Committee	33%

2015 VOTES IN FAVOUR	98.42%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
TD Bank			(2015-present)
SNC-Lavalin Group Inc.			(2003-2015)
SECURITIES HELD
VALUE AT RISK			C$44,902,576(3)
Common Shares Owned or Controlled (2)		Stock Options Held (4)
February 2016	568,747	February 2016	1,748,000
February 2015	477,653	February 2015	1,738,000

Principal Competencies • Strategy • Engineering/Environment • Human Resources	James E. O’Connor Corporate Director Age: 66 (1) Florida, U.S.A. Director Since: April 27, 2011 Independent

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc.

In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. In addition to serving on the public boards mentioned in the following table, Mr. O’Connor also serves on the board of directors of the South Florida P.G.A. of America Foundation.

Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Strategic Planning Committee (Chair)	100%
Audit Committee	100%
Environment, Safety & Security Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%

2015 VOTES IN FAVOUR	99.75%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Casella Waste Systems, Inc. (Lead Director)	(2015-present)
Clean Energy Fuels Corp.	(2011-present)
Republic Services, Inc.	(1998-2011)

SECURITIES HELD
VALUE AT RISK	C$2,018,089(3)
Common Shares Owned or Controlled (2)
February 2016	25,562
February 2015	21,678

CN MANAGEMENT INFORMATION CIRCULAR 2016 13

Principal Competencies • Human Resources • Transport Industry/Safety • Strategy	Robert Pace, D. COMM. Chair of the Board, CN President & CEO, The Pace Group Age: 61 (1) Nova Scotia, Canada Director Since: October 25, 1994 Independent

Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He began his professional career practicing law in Halifax. In 1981, he accepted an appointment to act as the Atlantic Advisor to the Prime Minister of Canada, the Right Honorable Pierre Elliott Trudeau, in Ottawa.

In addition to serving on the public boards mentioned in the following table, Mr. Pace is also Chairman of the Walter Gordon Foundation, a director of the Atlantic Salmon Federation and former director of the Asia Pacific Foundation.

Mr. Pace holds an MBA and an LL.B from Dalhousie University and holds an Honorary Doctor of Commerce Degree from Saint Mary’s University.

Mr. Pace has also completed Corporate Director education programs at both Harvard and Chicago Business Schools.

MEMBER OF (6)	ATTENDANCE 2015
Board (Chair)	100%
Corporate Governance and Nominating Committee	100%
Donations and Sponsorships Committee (5)	100%
Environment, Safety & Security Committee	100%
Human Resources and Compensation Committee (8)	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	96.71%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
High Liner Foods Incorporated	(1998-present)
Hydro One Inc.	(2007-2015)

SECURITIES HELD
VALUE AT RISK	C$24,309,968(3)
Common Shares Owned or Controlled (2)
February 2016	307,916
February 2015	299,124

Principal Competencies • Transport Industry/Safety • Strategy • Sales/Marketing	Robert L. Phillips President, R.L. Phillips Investments Inc. Age: 65 (1) British Columbia, Canada Director Since: April 23, 2014 Independent

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen’s Counsel in Alberta in 1991.

Mr. Phillips serves on the public boards mentioned in the following table. He has also served as a director of the Canadian Chamber of Commerce, as a member of the Alberta Economic Development Authority (AEDA) and as a director of the Export and Trade Committee of the AEDA.

Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

MEMBER OF (6)	ATTENDANCE 2015
Board	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety & Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	98.87%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
West Fraser Timber Co. Ltd (Lead Director)	(2005-present)
Precision Drilling Corporation (Chairman)	(2004-present)
MacDonald Dettwiler & Associates Ltd. (Chairman)	(2003-present)
Canadian Western Bank (Chair)	(2001-present)
Axia NetMedia Corporation	(2000-2014)
Epcor Utilities Inc.	(2005-2014)
Capital Power Corporation	(2009-2013)
Terra Vest Income Fund	(2004-2012)

SECURITIES HELD
VALUE AT RISK	C$1,446,206(3)
Common Shares Owned or Controlled (2)
February 2016	18,318
February 2015	12,377

14 CN MANAGEMENT INFORMATION CIRCULAR 2016

Principal Competencies • Legal • Engineering/Environment • Finance/Accounting	Laura Stein Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company Age: 54 (1) California, U.S.A. Director Since: April 23, 2014 Independent

Ms. Stein is the Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company (marketer and manufacturer of consumer products) where she serves on the executive committee. From 2000 to 2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong.

Ms. Stein is a director of Franklin Resources, Inc. and a former director of Nash Finch Company and serves on the boards of several not-for-profit organizations, including Corporate Pro Bono, Equal Justice Works, the Leadership Council on Legal Diversity and the Association of General Counsel. Previously, Ms. Stein was chair of the Association of Corporate Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater.

Ms. Stein has received the Margaret Brent Award, the American Bar Association’s highest award for women lawyers; the Sandra Day O’Connor Board Excellence Award; and the Corporate Board Member America’s Top General Counsel Recognition Award.

Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees.

MEMBER OF (6)	ATTENDANCE 2015
Board	91%(7)
Audit Committee	100%
Environment, Safety & Security Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

2015 VOTES IN FAVOUR	99.74%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Franklin Resources Inc.	(2005-present)

SECURITIES HELD
VALUE AT RISK	C$968,544(3)
Common Shares Owned or Controlled (2)
February 2016	12,268
February 2015	6,610

(1)	The age of the directors is provided as at April 26, 2016, the date of the Meeting.

(2)	The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for Directors (“DSU Plan”) in the case of non-executive directors. In the case of Claude Mongeau, it includes DSUs under the Company’s Voluntary Incentive Deferral Plan (“VIDP”), but does not include common shares under stock options. For further details on the VIDP, please see the “Deferred Compensation Plans” section and for further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular.

(3)	The Value at Risk represents the total value of common shares and DSUs, which total value is based on the February 26, 2016 closing price of the common shares on the Toronto Stock Exchange (C$78.95) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the New York Stock Exchange (U.S.$58.42) using the closing exchange rate (U.S.$1.00 = C$1.3514) on the same date.

(4)	The information regarding stock options comprises the stock options granted to Claude Mongeau under the Management Long-Term Incentive Plan. For further details on the plan, please see the “Statement of Executive Compensation” section of this Information Circular.

(5)	The Donations and Sponsorships Committee and the Investment Committee of CN’s Pension Trust Funds are mixed committees composed of both members of the Board of Directors, as well as officers of the Company.

(6)	For a detailed review of the Board and committee attendance by director nominees, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular.

(7)	Laura Stein attended 10 out of 11 Board meetings in 2015. She was unable to participate in one telephonic special Board meeting.

(8)	Stepped down from the Committee on April 21, 2015.

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)	Mr. Mongeau, a director and the President and Chief Executive Officer of the Company, became a director of Nortel Networks Corporation (“NNC”) and Nortel Networks Limited (“NNL”) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

(ii)	Ms. Kempston Darkes, a director of the Company, was an officer of General Motors Corporation (“GM”) when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009, in a reorganization in which a new entity acquired GM’s most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009;

(iii)	Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and

(iv)	Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly, Excellium Inc.) (“XL-ID”) from July 23, 2013 to August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors.

CN MANAGEMENT INFORMATION CIRCULAR 2016 15

Board of Directors Compensation

CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States and the Company’s need to attract and retain directors with experience in doing business in the United States, the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies.

The Board sets the compensation of non-executive directors based on the Corporate Governance and Nominating Committee’s recommendations. This Committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Corporation or of any of its affiliates, does not receive any compensation as a director.

In 2014 the Corporate Governance and Nominating Committee undertook a review of compensation arrangements for non-executive directors, which had last been reviewed in 2011. In October 2014, the Corporate Governance and Nominating Committee retained the services of Willis Towers Watson to provide expertise and advice on a compensation market review for the non-executive directors. For this study, the Corporate Governance and Nominating Committee asked Willis Towers Watson to assist in the determination of the appropriate comparator groups for CN non-executive directors, review the level and form of directors’ compensation for the comparator groups, and review the trends in level and form of director compensation in Canada and the U.S.

Following such review of the compensation arrangements for non-executive directors, the Board, upon the advice of the Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which became effective on January 1, 2015, and consisted of the adoption of an all-inclusive annual retainers structure. Board and committee meeting attendance fees, as well as travel attendance fees were eliminated and such variable compensation is now included in the existing Board and committee retainers which have been increased slightly given that they now apply regardless of the number of meetings attended by directors. The new flat fee compensation structure was set for two years starting in 2015. This approach was found to be consistent with the compensation trends of the comparator groups, adds predictability of compensation paid to non-executive directors, and is simpler to administer.

Comparator Groups

In late 2014, Willis Towers Watson compared CN’s non-executive directors compensation against three separate comparator groups: (i) selected Class I Railroads (see following table) composed of the same companies used for benchmarking the Named Executive Officers’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see following table) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) the U.S. companies comprised of the Standard and Poor’s 500 Index, given CN’s extensive operations in the U.S. and because CN needs to attract and retain several U.S.-based directors. When compared to these comparator groups, Willis Towers Watson indicated that CN’s compensation for non-executive directors was well-aligned with the upper end of each of these comparator groups.

Selected Class I Railroads COMPANY NAME Union Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway Ltd. (Cdn.) CSX Corporation (U.S.)

Canadian Peer Group of Companies

COMPANY NAME	PRIMARY INDUSTRY
Agrium Inc.	Chemicals
Air Canada	Airlines
Bank of Montreal	Banks
Barrick Gold Corporation	Metals & Mining
BCE Inc.	Diversified Telecommunication
Bombardier Inc.	Aerospace & Defense
Canadian Imperial Bank of Commerce	Banks
Canadian Natural Resources Ltd.	Oil, Gas and Consumable Fuels
Canadian Pacific Railway Ltd.	Road & Rail
Canadian Tire Corporation	Multiline Retail
Cenovus Energy Inc.	Oil, Gas and Consumable Fuels
CGI Group Inc.	IT services
Manulife Financial Corporation	Insurance
Potash Corporation of Saskatchewan	Chemicals
Rogers Communications Inc.	Diversified Telecommunication
Sun Life Financial Inc.	Insurance
Suncor Energy Inc.	Oil, Gas and Consumable Fuels
Teck Resources Ltd.	Metals & Mining
Telus Corporation	Diversified Telecommunication
Thomson Reuters Corporation	Media
TransCanada Corporation	Oil, Gas and Consumable Fuels

16 CN MANAGEMENT INFORMATION CIRCULAR 2016

Compensation Levels

The following table shows the compensation levels for CN’s non-executive directors during 2015. The Corporate Governance and Nominating Committee reviewed the compensation levels for CN’s non-executive directors in late 2015 and in light of the new flat fee compensation structure approved effective January 1, 2015, which was set for two years, decided not to further amend such compensation levels.

TYPE OF FEE (1)	FEES (U.S.$)
2015
Board Chair Cash Retainer (2)	175,000
Board Chair Share Grant Retainer (2)	375,000
Director Cash Retainer	35,000
Director Share Grant Retainer	200,000

Committee Chair Cash Retainers (3)
Audit and HRC Committees Chairs	75,000
Other Committees Chairs	65,000

Committee Member Cash Retainer	55,000

(1)	Directors (including Board Chair) may choose to receive all or part of their cash retainer in common shares or DSUs (see compensation table below for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market.

(2)	The Board Chair receives no additional director retainer nor committee chair or committee member retainer.

(3)	Committee chairs receive no additional committee chair or committee member retainer.

Compensation Table

The table below reflects in detail the compensation earned by non-executive directors in the 12-month period ended December 31, 2015.

	FEES EARNED (C$) (1)
								PERCENTAGE OF
		COMMITTEE						TOTAL FEES
	DIRECTOR	CHAIR &						RECEIVED IN
	AND	COMMITTEE		SHARE-	ALL OTHER			COMMON
	BOARD CHAIR	MEMBER CASH	TOTAL CASH	BASED AWARDS (4)	COMPENSATION		TOTAL	SHARES AND/OR
DIRECTOR	RETAINER	RETAINER	RETAINERS	(C$)	(C$)		(C$)	DSUs (6)
CURRENT DIRECTORS

Donald J. Carty	44,139	94,583	138,722	252,220	–		390,942	100%

Ambassador Gordon D. Giffin	44,755	95,903	140,658	252,220	–		392,878	65%

Edith E. Holiday (2)	44,755	78,853	123,608	252,220	–		375,828	67%
V. Maureen Kempston Darkes	44,755	83,116	127,871	252,220	–		380,091	67%

The Hon. Denis Losier	44,755	83,116	127,871	252,220	–		380,091	67%

The Hon. Kevin G. Lynch (3)	44,139	77,544	121,683	252,220	–		373,903	100%
James E. O’Connor	44,755	83,116	127,871	252,220	–		380,091	67%

Robert Pace	223,773	–	223,773	472,913	2,089	(5)	698,775	68%

Robert L. Phillips	44,139	69,361	113,500	252,220	–		365,720	100%

Laura Stein	44,139	69,361	113,500	252,220	–		365,720	100%

RETIRED DIRECTOR

A. Charles Baillie (7)	14,713	27,324	42,037	84,073	–		126,110	100%
The Hon. Edward C. Lumley (7)	14,918	27,705	42,623	84,073	–		126,696	67%
TOTAL	653,735	789,982	1,443,717	2,911,039	2,089		4,356,845	81%

(1)	All directors earned compensation in U.S. dollar. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2015 (U.S.$1.00 = C$1.2787). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.2611), on the purchase day (January 29, 2015). In addition to the common shares or DSUs received by the directors, and the Board Chair, as described in note (4) below, the directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs. The following directors made such election with respect to the amounts set forth beside their names: A. Charles Baillie (C$42,037), Donald J. Carty (C$138,722), the Hon. Kevin G. Lynch (C$121,683), Robert L. Phillips (C$113,500) and Laura Stein (C$113,500). The amount of cash retainers elected to be received in common shares or DSUs is included in these columns.

(2)	Edith E. Holiday became Chair of the Investment Committee of CN’s Pension Trust Funds on April 21, 2015. Her compensation was adjusted to reflect such nomination in accordance with CN’s compensation program for non-executive directors.

(3)	The Hon. Kevin G. Lynch became Chair of the Finance Committee on April 21, 2015. His compensation was adjusted to reflect such nomination in accordance with CN’s compensation program for non-executive directors.

(4)	Represents a common share grant valued at U.S.$200,000 received by each non-executive director as part of the Director Retainer and U.S.$375,000 for the Board Chair as part of the Board Chair Retainer.

(5)	Includes the value of insurance premiums for 2015 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for such benefits was C$2,089.

(6)	This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column. The calculations are based on the directors U.S. dollar denominated compensation.

(7)	A. Charles Baillie and the Hon. Edward C. Lumley retired from the Board on April 21, 2015.

CN MANAGEMENT INFORMATION CIRCULAR 2016 17

Share Ownership

Directors are required to be paid at least 50% in the form of equity until they attain their share ownership requirements.

The directors of the Company play a central role in enhancing shareholder value and each has a substantial investment in the Company. The Board has adopted a guideline to the effect that each non-executive director should own, within five years of joining the Board, common shares, Deferred Share Units (“DSUs”) or similar share equivalents of CN, if any, (“CN Securities”) with a value of at least the higher of: (i) C$500,000, or (ii) the Canadian dollar equivalent of three times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the “Minimum Shareholding Requirement”). Each non-executive director is required to continue to hold such value throughout his or her tenure as a director and the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to 100% of such retainers in CN Securities.

In connection with the changes made to the compensation structure in 2015, effective with last year’s Meeting, the share ownership requirements for non-executive directors includes a new feature requiring that each director continue to hold CN Securities with a value of at least the higher of: (i) C$250,000 or (ii) 50% of the Minimum Shareholding Requirement, for a period of two years after the director leaves the Board.

Directors’ ownership requirement for two years beyond board tenure aligns with longer-term stewardship.

Approximately 81% of the total annual compensation of the non-executive directors for 2015 was in the form of CN Securities. As of the date hereof, the average value of CN Securities owned by non-executive directors is approximately C$8.8 million (based on the February 26, 2016, closing price of the common shares of the Company on the TSX (C$78.95), or the NYSE (U.S.$58.42) for U.S. directors).

18 CN MANAGEMENT INFORMATION CIRCULAR 2016

Share Ownership Table

The following table provides information on the number and the value of common shares and DSUs owned by the Company’s current directors as at February 26, 2016, and the amount needed to meet the Minimum Shareholding Requirement.

							2016
			2016			TOTAL NUMBER	TOTAL VALUE
		NUMBER OF	TOTAL VALUE		2016	OF COMMON	OF COMMON	GUIDELINE MET
		COMMON	OF COMMON		TOTAL VALUE	SHARES OWNED,	SHARES	OR INVESTMENT	VALUE AT RISK
		SHARES OWNED,	SHARES (VALUE		OF DSUs	CONTROLLED OR	AND DSUs	REQUIRED TO	AS MULTIPLE OF
		CONTROLLED	AT RISK) (3)	NUMBER OF	(VALUE AT RISK) (3)	DIRECTED	(VALUE AT RISK) (3)	MEET GUIDELINE	SHAREHOLDING
DIRECTOR	YEAR (1)	OR DIRECTED	(C$)	DSUs HELD (2)	(C$)	AND DSUs (2)	(C$)	(C$)	REQUIREMENT
Donald J. Carty	2016	58,320		19,358		77,678			6
	2015	37,620	4,604,293	19,047	1,528,291	56,667	6,132,584	✔
	Variation	20,700		331		21,011
Ambassador	2016	45,218		46,651		91,869			8
Gordon D. Giffin	2015	42,493	3,569,906	44,772	3,683,040	87,265	7,252,946	✔
	Variation	2,725		1,879		4,604
Edith E. Holiday	2016	73,341		32,688		106,029			9
	2015	73,341	5,790,183	28,396	2,580,678	101,737	8,370,861	✔
	Variation	–		4,292		4,292
V. Maureen	2016	130,987		52,947		183,934			15
Kempston Darkes	2015	127,368	10,341,424	52,096	4,180,166	179,464	14,521,590	✔
	Variation	3,619		851		4,470
The Hon. Denis Losier	2016	174,254		109,811		284,065			24
	2015	184,254	13,757,353	104,278	8,669,578	288,532	22,426,931	✔
	Variation	(10,000)		5,533		(4,467)
The Hon. Kevin G. Lynch	2016	–		12,722		12,722			1
	2015	–	–	6,752	1,004,402	6,752	1,004,402	✔
	Variation	–		5,970		5,970
Claude Mongeau	2016	150,903		417,844		568,747			Note 4
	2015	66,503	11,913,792	411,150	32,988,784	477,653	44,902,576	✔
	Variation	84,400		6,694		91,094
James E. O’Connor	2016	25,562		–		25,562			2
	2015	21,678	2,018,089	–	–	21,678	2,018,089	✔
	Variation	3,884		–		3,884
Robert Pace	2016	200,557		107,359		307,916			11
	2015	200,557	15,833,975	98,567	8,475,993	299,124	24,309,968	✔
	Variation	–		8,792		8,792
Robert L. Phillips	2016	7,625		10,693		18,318			2
	2015	5,625	601,994	6,752	844,212	12,377	1,446,206	✔
	Variation	2,000		3,941		5,941
Laura Stein	2016	–		12,268		12,268			1
	2015	–	–	6,610	968,544	6,610	968,544	✔
	Variation	–		5,658		5,658

(1)	The number of common shares and DSUs held by each director for 2016 is set out as at February 26, 2016, and for 2015, is set out as at February 27, 2015.

(2)	Includes DSUs elected as part of directors compensation and DSUs under the Company’s VIDP held by Claude Mongeau.

(3)	The total value is based on the February 26, 2016 closing price of the common shares on the TSX (C$78.95) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the NYSE (U.S.$58.42) using the closing exchange rate (U.S.$1.00 = C$1.3514) on the same date.

(4)	For a discussion on Claude Mongeau’s shareholding requirements, please see the section “Stock Ownership Status” on page 48 of this Information Circular.

Directors’ Deferred Share Unit Plan

Subject to the Minimum Shareholding Requirement, directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents.

Each director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the elected amount of the director, committee member, Board Chair, and committee chair cash and common share retainers by the common share price on the day the credit is made.

Participants in the DSU Plan are credited additional DSUs that are equivalent to the dividends declared on the Company’s common shares. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as for the dividends paid on the common shares.

When a director leaves the Board, the Company buys the same number of common shares on the open market as the number of DSUs the director holds in the DSU Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by CN.

CN MANAGEMENT INFORMATION CIRCULAR 2016 19

Statement of Corporate Governance Practices

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 10, 2015. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/ Governance. It is revised regularly with a view of continually improving our practices by assessing their effectiveness and comparing them with evolving practices, changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”), applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects.

CN’s corporate governance practices are designed to enhance shareholder value. CN is one of the few issuers in Canada with such a comprehensive governance manual publicly available.

The CSA adopted, in June 2005, National Instrument 58-101— Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201— Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “B” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct

Our Code of Business Conduct is applicable to all directors, officers and employees of CN. It addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Corporate Governance and Nominating Committee and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith.

Annually, all management employees are required to certify compliance with CN’s Code of Business Conduct.

The Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclo-sure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the organization and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Corporate Governance and Nominating Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “B” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company.

As part of the Company’s Code of Business Conduct, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict.

Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance.

20 CN MANAGEMENT INFORMATION CIRCULAR 2016

The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline.

The Code of Business Conduct is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

Independence of Directors

10 of the 11 nominees for election to the Board of Directors are independent.

To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/ Governance.

As shown in the accompanying table, 10 of the 11 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
REASON FOR
		NOT	NON-INDEPENDENCE
NAME	INDEPENDENT	INDEPENDENT	STATUS

Donald J. Carty	✔

Ambassador Gordon D. Giffin	✔

Edith E. Holiday	✔

V. Maureen Kempston Darkes	✔

The Hon. Denis Losier	✔

The Hon. Kevin G. Lynch	✔

Claude Mongeau		✔	President and CEO, CN

James E. O’Connor	✔

Robert Pace	✔

Robert L. Phillips	✔

Laura Stein	✔

Independent Chair of the Board

The Company’s Board has been led by a non-executive Chair since it became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. Mr. Robert Pace is the independent Board Chair. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace became Chair of the Board on April 23, 2014.

Position Descriptions

Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company.

Committees of the Board

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees. A report of each committee’s activities over the past year can be found at Schedule “C” of this Information Circular.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee

The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in the section entitled “Statement of Corporate Governance Practices — Audit Committee Disclosure” on page 32 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Audit Committee provides that it must be composed solely of independent directors. As at March 8, 2016, all members of the Audit Committee are independent.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

CN MANAGEMENT INFORMATION CIRCULAR 2016 21

Finance Committee

The Finance Committee has the responsibility of overseeing the Company’s financial policies, and authorizing, approving and recommending financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, dividend policy, share repurchase program, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or other forms of financing, and makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in its charter which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members.

This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in its charter which is included in our Corporate Governance Manual.

The charter of the Corporate Governance and Nominating Committee provides that it must be composed solely of independent directors. As at March 8, 2016, all members of the Corporate Governance and Nominating Committee are independent.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” on page 36 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As at March 8, 2016, all members of the Human Resources and Compensation Committee are independent.

The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process.

Reference is also made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Executive and Board Compensation Consultants” on page 38 of this Information Circular for disclosure in respect of executive compensation consultants.

Environment, Safety and Security Committee

The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in its charter which is included in our Corporate Governance Manual.

Strategic Planning Committee

The Strategic Planning Committee, which is composed of all of the Company’s Board Members, focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in its charter which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds

The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the CN Investment Division, reviewing and approving the CN Investment Incentive Plan and award payouts thereunder, advising the CN Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in its charter which is included in our Corporate Governance Manual.

Donations and Sponsorships Committee

The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in its charter which is included in our Corporate Governance Manual.

22 CN MANAGEMENT INFORMATION CIRCULAR 2016

Risk Management Oversight

At CN, the Board is entrusted with the responsibility for identifying and overseeing the significant risks to which CN’s business is exposed and ensuring there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate risk. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board delegates responsibility for the oversight of certain elements of the risk oversight program to committees of the Board in order to ensure appropriate expertise, attention and diligence, and reports to the Board in the ordinary course.

Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2015 Annual Report, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on CN’s website at www.cn.ca.

The Board has strong processes in place to identify, monitor and manage the significant risks to which CN is exposed.

Risk information is reviewed by committees of the Board and/or the Board throughout the year and Company officers present updates on the execution of business strategies, risks and mitigation activities. The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization and it considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk management process activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the Board for oversight, as appropriate. Specifically, the Audit Committee reviews the Company’s risk assessment and risk management policies including information technology risk management, business interruption management, and assists the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements. From a financial perspective, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, CN follows a financial risk management framework, which is monitored and approved by the Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing CN’s operations at an optimal cost of capital and preserving the Company’s liquidity. The Finance Committee, as part of its responsibility to review CN’s liquidity position, also oversees pension funding risks. The Human Resources and Compensation Committee considers risks relating to compensation, succession planning and CN’s employee benefit obligations while the Environment, Safety and Security Committee considers risks related to environment, health and safety, and security.

Board and Committee Meetings

Process

The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2015 are set out in the section entitled “Nominees for Election to the Board — Board and Committee Attendance” of this Information Circular.

Meaningful information sessions and discussions are a result of preparation and established meeting schedules.

Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings

The independent Board members meet at or after every regular in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2015, there were 11 in camera sessions that were attended exclusively by non-executive directors.

CN MANAGEMENT INFORMATION CIRCULAR 2016 23

Board and Committee Attendance

The following tables show the record of attendance by director at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2015.

Attendance Table

					NUMBER AND % OF MEETINGS ATTENDED

							HUMAN	INVESTMENT
			CORPORATE	DONATIONS			RESOURCES	COMMITTEE
			GOVERNANCE	AND	ENVIRONMENT,		AND	OF CN’S
			AND	SPONSOR-	SAFETY AND		COM-	PENSION	STRATEGIC
		AUDIT	NOMINATING	SHIPS	SECURITY	FINANCE	PENSATION	TRUST	PLANNING	COMMITTEES	OVERALL
DIRECTOR	BOARD	COMMITTEE	COMMITTEE (7)	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE (7)	FUNDS	COMMITTEE	(TOTAL)	ATTENDANCE
Donald J. Carty	11/11	5/5	5/5	–	5/5	–	5/5	–	3/3	23/23	34/34
	(100%)	(Chair)								(100%)	(100%)

Ambassador	11/11	5/5	–	3/3	–	–	5/5	4/4	3/3	20/20	31/31
Gordon D. Giffin	(100%)						(Chair)			(100%)	(100%)

Edith E. Holiday (1)	11/11	2/2	2/2	–	–	6/6	5/5	4/4	3/3	22/22	33/33
	(100%)							(Chair)		(100%)	(100%)

V. Maureen	11/11	2/2	5/5	–	5/5	6/6	2/2	–	3/3	23/23	34/34
Kempston Darkes (2)	(100%)				(Chair)					(100%)	(100%)
The Hon. Denis Losier (3)	11/11	3/3	5/5	2/2	–	–	5/5	4/4	3/3	22/22	33/33
	(100%)		(Chair)							(100%)	(100%)

The Hon. Kevin G. Lynch (4)	11/11	–	5/5	–	2/2	6/6	5/5	3/3	3/3	24/24	35/35
	(100%)					(Chair)				(100%)	(100%)

Claude Mongeau (5)	7/11	–	–	2/3	–	–	–	–	1/3	3/6	10/17
	(64%)			(Chair)						(50%)	(60%)

James E. O’Connor	11/11	5/5	–	–	5/5	6/6	5/5	–	3/3	24/24	35/35
	(100%)								(Chair)	(100%)	(100%)

Robert Pace (6)	11/11	–	5/5	3/3	5/5	–	2/2	–	3/3	18/18	29/29
	(100%)									(100%)	(100%)
	(Chair)

Robert L. Phillips	11/11	5/5	5/5	–	5/5	–	5/5	–	3/3	23/23	34/34
	(100%)									(100%)	(100%)

Laura Stein	10/11	5/5	–	–	5/5	6/6	5/5	–	3/3	24/24	34/35
	(91%)									(100%)	(97%)

(1)	Edith E. Holiday became Chair of the Investment Committee of CN’s Pension Trust Funds, became member of the Audit Committee and stepped down as member of the Corporate Governance and Nominating Committee on April 21, 2015.

(2)	V. Maureen Kempston Darkes became member of the Audit Committee and stepped down as member of the Human Resources and Compensation Committee on April 21, 2015.

(3)	The Hon. Denis Losier became member of the Donations and Sponsorships Committee and stepped down as member of the Audit Committee on April 21, 2015.

(4)	The Hon. Kevin G. Lynch became Chair of the Finance Committee, member of the Investment Committee of CN’s Pension Trust Funds and stepped down as member of the Environment, Safety and Security Committee on April 21, 2015.

(5)	Claude Mongeau, CN’s President and CEO, was unable to attend Board and Committee meetings as of September 2015, due to a health condition which required throat surgery and radiation treatment. Mr. Mongeau resumed his attendance at the Board and Committee meetings in early 2016.

(6)	Robert Pace stepped down as member of the Human Resources and Compensation Committee on April 21, 2015.

(7)	In addition to committee members, all non-executive board members attended on a non-voting basis the September Corporate Governance and Nominating Committee and the December Human Resources and Compensation Committee meetings.

Meetings Held Table

NUMBER OF MEETINGS
BOARD AND BOARD COMMITTEE MEETINGS	HELD IN 2015

Board	11

Audit Committee	5

Corporate Governance and Nominating Committee	5

Donations and Sponsorships Committee	3

Environment, Safety and Security Committee	5

Finance Committee	6

Human Resources and Compensation Committee	5

Investment Committee of CN’s Pension Trust Funds	4

Strategic Planning Committee	3

24 CN MANAGEMENT INFORMATION CIRCULAR 2016

Director Selection

Review of Credentials

In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors.

Competency Matrix

The Corporate Governance and Nominating Committee maintains an evergreen list of potential candidates and a competency matrix to assist with reviewing the skills and experience of director candidates and the Board as a whole.

The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. The last few years, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements, with a view to expanding and completing the Board’s overall expertise in certain areas. The Board Chair and the Corporate Governance and Nominating Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise, gender and geographical representation, and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to factors such as age, diversity (including gender), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as his or her independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required.

The Corporate Governance and Nominating Committee regularly reviews its competency matrix in light of upcoming director retirements, with a view of expanding the Board’s overall experience and expertise and filling any gaps so that the needs of the Board are met. The Corporate Governance and Nominating Committee and the Board have approved the matrix set out on page 26 of this Information Circular.

In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating a new director for election or appointment, the Board Chair and the Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

This sustained and rigorous process by which CN attracts and recruits new members to its Board ultimately brings new perspectives and energy to the Board.

See the following section entitled “Board Diversity” for additional information on director selection process.

CN MANAGEMENT INFORMATION CIRCULAR 2016 25

The following table identifies the competencies of each nominee for election to the Board of Directors, together with their gender, age range and tenure at CN.

(1)	Definition of competencies:

•	Sales/Marketing: Experience as a senior executive in a product, service or distribution company; experience in supply chain management and strong knowledge of CN’s markets, customers and strategy.

•	Finance/Accounting: Experience in corporate finance, overseeing complex financial transactions, investment management; experience in financial accounting and reporting, auditing, and internal controls.

•	Legal: Experience as a senior practicing lawyer either in private practice or the legal department of a major public entity.

•	Strategy: Experience in strategic planning and leading growth for a major public entity.

•	Human Resources: Experience in oversight of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs and experience with talent management, succession planning, leadership development and executive recruitment.

•	Engineering/Environment: Thorough understanding of the operations of the transportation industry (particularly the rail industry), environmental issues and transportation industry regulations.

•	Transport Industry/Safety: Knowledge and experience in the transportation industry, including strategic context and business and safety issues facing the transportation industry.

•	Public Policy: Experience in, or a strong understanding of, the workings of government and public policy in Canada and the United States.

Board Diversity

In an increasingly complex global marketplace, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, director and nominee diversity helps to ensure that a wide-variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive. The Board believes that diversity is an important attribute of a well-functioning board. In selecting qualified candidates to serve as directors of the Company, a wide-range of aspects of diversity are considered, including gender, race, ethnicity, culture, and geography and measures ensuring that the Board, as a whole, reflects a range of viewpoints, backgrounds, skills, experience and expertise.

On March 10, 2015, the Board adopted a target of having a minimum representation of one-third of the Board by women by 2017. Currently, 27% (3 out of 11) of our Directors are women.

CN believes that diversity, including gender diversity, at the board and executive officer levels of corporate leadership (and at all levels of the Company), can provide a number of potential benefits, including:

•	access to a significant part of the potential relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•	unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in product development, marketing, customer relations, mentoring and employee relations in a world of diverse customers and workforces;

•	the potential for richer discussion and debate at the executive and board level (and at other levels of management) that may ultimately increase effectiveness in their decision-making and advising functions;

•	executive teams and boards with diverse backgrounds increase the likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	signaling CN’s values to various stakeholders, including employees at all levels, shareholders, customers, communities, regulators and other government officials, and the public.

26 CN MANAGEMENT INFORMATION CIRCULAR 2016

The Corporate Governance and Nominating Committee has developed a set of criteria for Board membership that strives to attain a diversity of background and skills for the Board.

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strives for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee may retain an executive search firm to help meet the Board’s diversity objective. In connection with its efforts to create and maintain a diverse Board, the Corporate Governance and Nominating Committee has:

•	developed recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations, professions such as accounting, human resources and legal services and trade associations, in addition to the traditional candidate pool of corporate directors and officers;

•	strived to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates and may rely on executive search firms to identify diversity candidates as well; and

•	periodically reviewed director recruitment and selection protocols so that diversity remains a component of any director search.

Board Diversity Policy

CN believes that increasing the diversity of the Board to reflect the communities and customers CN serves is essential in maintaining a competitive focus. Increased board diversity can contribute to enhanced performance, ensuring the presence of valuable capabilities that non-diverse boards lack, and changing board dynamics in positive ways such as by enhancing the board’s ability to handle conflict with a wider disparity of viewpoints among directors from more varied backgrounds. CN also believes that a diverse board signals that diverse perspectives are important to the Company, and that CN is committed to inclusion, not only in principle but also in practice. Further, as a result of CN’s commitment to diversity CN has access to a wider pool of talent and a broader mix of leadership skills.

On March 10, 2015, the Corporate Governance and Nominating Committee recommended, and the Board approved, a diversity policy for the Board. It provides that the Corporate Governance and Nominating Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Committee will take into account diversity considerations such as gender, age and ethnicity, with a view of ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Committee will also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. Pursuant to the policy, the Board adopted a target of having a minimum representation of one-third of the Board by women, by 2017. Currently, 27% (three out of 11) of our directors are women. The Board Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

In addition, the Corporate Governance and Nominating Committee considers the level of representation of women on the Board by overseeing the selection process and ensuring that sufficient numbers of women and other diverse candidates are included in the slate of candidates for Board of Directors consideration.

Diversity and Senior Management

The Company is committed to having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations.

In fulfilling part of its oversight role, the Human Resources and Compensation Committee has reviewed CN’s integrated approach to executive and high-potential talent management and succession planning, ensuring a pipeline of leaders is in place to drive both short and long-term performance. The Committee considered processes and practices for leadership development and reviewed the depth of succession pools for senior leadership roles across the Company.

CN has developed and implemented a number of company-wide innovative diversity initiatives relating to women.

In this regard, CN has developed and implemented a number of Company-wide and innovative diversity initiatives relating to women. These initiatives provide training, development and mentorship opportunities to assist women employees at CN to:

•	understand opportunities for personal and professional growth within the Company;

•	further develop their confidence in operations;

•	build strong partnerships with fellow employees and communities where CN has operations; and

•	gain access to mentoring and networking opportunities.

Company-wide diversity hiring targets have been established in Canada. In 2014, our “Women in Operations Council” was launched with strong executive level sponsorship. In 2015, internships were expanded to provide additional learning opportunities for women. With upcoming retirements and development actions, we will have the opportunity to place diverse talent at more senior levels. These actions, in line with our continuing education and training initiatives, create additional positions for diversity within our organization. In 2015, approximately 17% of promotions in Canada were filled by women (women represent 10% of our Canadian employees overall). As at March 8, 2016, four of CN’s 28 executive officers were women, representing 14.3% of the executive officer population. Although no gender diversity targets have been established specifically for senior executive positions, CN promotes an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Specific targets or quotas for gender diversity are not currently used for senior executive positions as appointments are based on a balance of criteria, including merit, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions.

CN’s commitment to diversity and inclusion initiatives focuses on the following areas: minorities, women, persons with disabilities, as well as aboriginals in Canada and veterans in the U.S. In 2015, approximately 31% of CN’s new employees in Canada and 32% in the U.S. were hired from these segments.

Supported by executive management and the Board, these initiatives represent the Board’s and CN’s commitment to diversity and inclusion across the Company.

CN MANAGEMENT INFORMATION CIRCULAR 2016 27

Common Directorships

With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee.

As of March 8, 2016, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships

CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

•	for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

•	for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

•	for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 10 to 15 of this Information Circular identify the other reporting issuers of which each nominee is a director.

Retirement from the Board

The Board has adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 75th birthday. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board, except as follows.

Board Tenure and Term Limits

Our policy on term limits, together with our policy on mandatory retirement age, ensures a fresh perspective in the boardroom and improves the Board’s ability to plan its composition.

The Board has also adopted a policy, which is part of CN’s Corporate Governance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view that CN’s policy on Chair term limits, together with its policy on mandatory retirement age, establishes a mechanism that ensures Board Chair and committee chair renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time.

•	Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair will serve for a term of five (5) years, renewable for one further three (3) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a Director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 75 years of age.

•	Effective as of April 23, 2014, but without regard to past service, committee chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate.

In each of the above instances, the election or appointment of the CN Board Chair or committee chairs, respectively, remains subject to annual review and election/appointment.

The Board retains its discretion to extend the above term limits, which will preserve its ability to deal with special circumstances warranting the extension of the mandate.

The following chart shows the tenure of the Company’s Board as of April 26, 2016:

Please refer to the director nominees’ biographies on pages 10 to 15 for details regarding length of Board tenure of each nominee for election as directors.

28 CN MANAGEMENT INFORMATION CIRCULAR 2016

Director Emeritus

The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon the late Purdy Crawford, as well as Raymond Cyr, James Gray, Cedric Ritchie, Michael Armellino, Hugh Bolton, Charles Baillie, Edward Lumley and David McLean as Chairman Emeritus.

Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

Board Performance Assessment

Process

The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps:

•	The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

•	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

•	Board Chair evaluation questionnaire; and

•	Committee Chair evaluation questionnaires.

•	Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee.

•	Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Corporate Governance and Nominating Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire.

•	Reports are then made by the Board Chair, the Corporate Governance and Nominating Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs, and separately to individual directors in respect of their personal performance.

•	The Board Chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

Independent Advisor

In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors.

The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Boards and its committees.

Peer Assessment

The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

Director Orientation and Continuing Education

Orientation

Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information.

In addition, meetings are arranged with new directors and members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, human resources and investor relations.

CN MANAGEMENT INFORMATION CIRCULAR 2016 29

New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events:

•	Annual top 200 business plan meeting;

•	Annual sales meetings;

•	Industry conferences or CN’s analyst/investor meetings;

•	Leadership training sessions and dinners with participants; and

•	Other company events on an ad hoc basis.

In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

•	maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

•	each year strongly encourages and funds the attendance of each director at seminars or conferences of interest and relevance;

•	encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and

•	at least annually, holds a Board meeting at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company.

The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

In 2015, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, shareholders and shareholder associations, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance, such as diversity, safety and risk mitigation, to CN and the railway industry.

In addition, in 2015 members of the Board attended courses in subject areas which included effective corporate boards, board structure, processes and composition.

Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives and regulatory matters relevant to the business of the Company.

Moreover, the directors have, from time to time, been provided with first-hand opportunities to visit certain sites where CN has made significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain CN main yards, as well as our Information Technology command centre, Kirk Yard and the EJ&E properties in the United States. The Board has also visited CN’s state-of-the-art training centre in Winnipeg, Manitoba and toured a Geometry Test Car. The Board also traveled by train from Baton Rouge, LA to New Orleans, LA. During the train trip the Board had the opportunity to interact with CN officers to gain a full appreciation of and learn more about CN’s operations in this region.

30 CN MANAGEMENT INFORMATION CIRCULAR 2016

The following table lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2015 and early 2016.

SUBJECT MATTER/TOPIC PRESENTED	PRESENTED/HOSTED BY	ATTENDED BY

SAFETY		All directors
• Safety Update	CN Safety & Sustainability
• Mechanical Data Analytics	CN Mechanical

CUSTOMER RELATIONS		All directors
• CustomerFIRST Initiatives	CN Marketing
• Winter Preparedness	CN Operations
• Balancing Operational and Service Excellence

INVESTOR RELATIONS		All directors
• Competitive Context	CN Investor Relations

MARKETING		All directors
• Energy Markets	CN Petroleum & Chemicals
• Private Car Management	CN Car Management

FINANCE
• KPMG Training Session	External Auditors KPMG, CN Accounting	Audit Committee members
• Investor Financial Perspectives	RBC Capital Markets, Wells Fargo Securities	All directors

SUSTAINABILITY		All directors
• Environmental Stewardship	Downstream Consulting at IHS/Purvin & Gertz
• Workforce Renewal and Training Excellence	CN Operations
CN Human Resources

TECHNOLOGY		All directors
• Positive Train Control	CN Information Technology
• Enhanced Risk Mitigation Through Process and Technology	CN Engineering
• Use of Technology in Engineering	CN Supply Fleet & Fuel Management

LAW		All directors
• Regulatory Update	CN Corporate Services

Stakeholder Engagement

CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and a true backbone of the economy. Over the year, we continued to deepen the Company’s sustainability agenda — moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best railroaders, adhering to the highest ethical standards and building safer, stronger communities. In broad terms, the Company continued its stakeholder activities by:

•	engaging with governments as a participant on advisory councils, review boards and regulatory proceedings;

•	conducting community outreach;

•	working collaboratively with supply chain partners;

•	participating in industry associations (Railway Association of Canada; Association of American Railroads);

•	engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program;

•	strengthening our relationships and improving our communication with customers;

•	ensuring the opportunity for regular two-way communication with employees;

•	taking part in structured community engagement; and

•	maintaining open dialogue with Aboriginal peoples.

Specifically on the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments.

For the year 2015, CN received a number of awards and recognition including:

•    Ranked 5th in the Globe and Mail’s Report on Business section’s annual review of Corporate Governance in Canada, moving up significantly from 19th in 2014

•    Six awards from Investor Relations Magazine in the following categories (among others): the grand prix for best overall investor relations (large cap), best investor relations officer (large cap), best IR by a CFO (large cap) and best investor meetings

•     Recognized on the CDP climate performance leadership index

•     Ranked among the best 50 corporate citizens in Canada by Corporate Knights

•     Listed on the Jantzi Social Index

•     Listed on FTSE4Good Index

•     Named to Dow Jones Sustainability World Index for the fourth year in a row

Throughout 2015, CN also continued its support of hundreds of CN railroaders in the community who are champions in the causes they choose to support. CN granted C$1,127,800 to support its employees, their families and pensioners in their volunteer efforts.

As well, our Investor Relations department actively engages with the broad investment community, including shareholders, analysts, potential investors, as well as shareholder advocacy groups, to provide public information on the Company, as well as to address any specific questions or concerns. We have in place various means of communication for

CN MANAGEMENT INFORMATION CIRCULAR 2016 31

receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance.

Audit Committee Disclosure

National Instrument 52-110 — Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit Committee members and with regards to the charter of our Audit Committee.

Composition of the Audit Committee

The Audit Committee is composed of seven independent directors, namely, Donald J. Carty, Chair of the Committee, Ambassador Gordon D. Giffin, Edith E. Holiday, Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips and Laura Stein. The Chair of the Human Resources and Compensation Committee, Mr. Giffin, is a required member of the Audit Committee, as provided for in the charter of the Audit Committee. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

Mandate of the Audit Committee

As further described below, the Audit Committee’s responsibilities can be divided into four categories:

•	overseeing financial reporting;

•	monitoring risk management and internal controls;

•	monitoring internal auditors; and

•	monitoring external auditors.

Overseeing Financial Reporting

The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s Management’s Discussion and Analysis (“MD&A”) disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the Committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

The Audit Committee is also responsible for reviewing the financial information contained in the Annual Information Form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto.

Monitoring Risk Management and Internal Controls

The Audit Committee is responsible for periodically receiving management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the Committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

Additionally, the mandate of the Audit Committee provides that the Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures.

Monitoring Internal Auditors

The Audit Committee is responsible for ensuring that the Chief Internal Auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

Monitoring External Auditors

The mandate of the Audit Committee states that the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with management and the resolution thereof).

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the Committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee

32 CN MANAGEMENT INFORMATION CIRCULAR 2016

also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.

The Audit Committee met five (5) times in 2015 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “C” of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate.

Non-Audit Services

The external auditors are prohibited from providing certain non-audit services.

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

Audit Committee Report Regarding Internal Control Over Financial Reporting

The Audit Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2015 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”).

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB.

Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2015 filed with the SEC.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member.

All members of the Audit Committee are financially literate and several members are audit committee financial experts.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The NYSE corporate governance rules require that if an audit committee member serves simultaneously on the Audit Committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee.

In addition to serving on the Audit Committee of CN, Mr. Carty serves on the audit committees of the following public companies: EMC Corporation, VMWare, Inc. and Virgin America Inc. The Corporate Governance and Nominating Committee and the Board have reviewed Mr. Carty’s Audit Committee service commitments and have concluded that such other audit committee services in no way impair his ability to effectively serve on the Audit Committee of CN.

CN MANAGEMENT INFORMATION CIRCULAR 2016 33

Statement of Executive Compensation

Dear Shareholder:

On behalf of the Human Resources and Compensation Committee (“Committee”) and the Board of Directors of Canadian National Railway Company (“CN” or “Company”), we are pleased to share with you our approach to executive compensation. Once again in 2015, the Company’s annual “Say on Pay” advisory vote received strong support with 97.3% of the votes in favour of CN’s disciplined approach to executive compensation. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders.

2015 Overview

CN’s experienced executive team of Named Executive Officers (“NEOs”) remained stable in 2015. Since Mr. Mongeau’s appointment in 2010, only the Executive Vice-President and Chief Operating Officer position has turned over with the appointment of Mr. Vena in 2013. The commitment and depth of CN’s executive team was once again demonstrated in 2015 during Mr. Mongeau’s medical leave of absence in the later part of the year. The Board’s planning permitted interim leadership by Mr. Jobin to ensure that the executive team leadership remained solid and seamless. Such commitment and the depth of CN’s executive team was at the forefront of our solid operational and financial results in 2015 and the role played by each member of the executive team in a volatile economic and market environment is a testimony to our executive team’s experience and commitment to our shareholders.

	2014 RESULTS	2015 RESULTS

			INCREASE VS.
	C$	C$	2014 RESULTS

Revenues ($ millions)	12,134	12,611	+ 3.9%

Operating Income ($ millions)	4,624	5,266	+ 13.9%

Adjusted Diluted Earnings	3.76	4.44	+ 18.1%
Per Share ($) (1)
Free Cash Flow ($ millions)	2,220	2,373	+ 6.9%

Return on Invested Capital	17.36%	17.45%	+ 9bps

(1)	Excludes a deferred income tax expense of C$42 million in 2015 resulting from the enactment of a higher provincial corporate income tax rate and also excludes a gain on disposal of the Deux-Montagnes subdivision of C$80 millions in 2014.

Despite significant volume headwinds in key commodity markets, CN delivered record financial results. The CN executive team reacted swiftly to the changing environment by recalibrating resources and was able to improve operating and service metrics, including the achievement of a record operating ratio of 58.2%. The Company’s safety performance was also solid in 2015 with a 25% reduction in Federal Railroad Administration (”FRA”) accident ratio and a 10% reduction in FRA injury ratio. The Company’s unwavering commitment to safety continued to be strongly supported in 2015 through various initiatives such as the implementation of the “Looking After Each Other” campaign which focuses on peer-to-peer communications, better process control, as well as continued targeted capital expenditures.

		3-YEAR
	2015	PERFORMANCE

		COMPOUNDED
	ANNUAL GROWTH	ANNUAL GROWTH
TOTAL SHAREHOLDER RETURN	RATE	RATE

Canadian National Railway (TSX)	-1.7%	21.5%

Union Pacific Corporation (NYSE)	-32.9%	9.8%

CSX Corporation (NYSE)	-26.8%	12.0%

Norfolk Southern Corporation (NYSE)	-20.8%	13.8%

Canadian Pacific Railway Ltd. (TSX)	-20.5%	21.5%

Disciplined Approach to Compensation

CN’s approach to executive compensation is driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach to executive compensation by ensuring that target compensation supports attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short and long-term incentive plans are structured to align realized pay and shareholder returns through the use of various key performance measures, including the use of Relative Total Shareholder Return (“Relative TSR”) performance measures.

Long-term growth and value creation remain central to our pay strategy and targets are set to ensure that our compensation policies do not encourage undue risk-taking on the part of our executives. In some instances, performance measures are used under both short and long-term performance plans to ensure that profitable short-term decisions are also in support of long-term performance. CN’s executive compensation program also supports safe and reliable operations, environmentally and socially responsible practices, industry leading returns and the attraction and retention of skilled employees.

CN’s executive compensation policy aims to position total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. Our disciplined approach to compensation has resulted in an overall aggregate positioning of all executives’ total direct compensation slightly below the median as confirmed by Willis Towers Watson’s review in December 2015. The Committee also independently retains the services of Hugessen Consulting Inc. to provide advice on compensation recommendations that are presented for Committee approval.

Compensation Decisions in 2015

Since 2002, the compensation of our NEOs has been paid in U.S. dollars so as to provide for a more precise, meaningful and stable comparison with U.S. denominated compensation of incumbents in equivalent positions within the comparator group. Given that Canadian securities laws require that the compensation information provided in the Summary Compensation Table and other prescribed tables be stated in Canadian dollars, currency fluctuations impact the year-over-year comparability of compensation levels. The Committee believes that the Company’s comparator group and the U.S. dollar denominated approach to compensation for the NEOs is appropriate and, combined with an overall disciplined approach, provides a competitive total package.

34 CN MANAGEMENT INFORMATION CIRCULAR 2016

Base Salary

CN’s policy for base salaries and target bonuses is to be at the 50th percentile of the comparator group. In 2015, the base salary of all NEOs remained unchanged, with the exception of Mr. Vena who was promoted to the position of Executive Vice-President and Chief Operating Officer in 2013, and who received an increase to maintain a market competitive compensation envelope.

Annual Incentive Bonus Plan

The annual incentive targets remained constant at 120% of base salary for the President and Chief Executive Officer and at 80% of base salary for the other NEOs. The annual incentive bonus plan is designed to measure and reward against challenging targets for revenue, operating income, diluted earnings per share, return on invested capital (“ROIC”), and free cash flow. For 2015, the Board approved a payout at 93% of target on the corporate component which accounts for 70% of the annual incentive paid to executives. Personal performance, which accounts for 30%, was prorated to reflect partial payout on the corporate component.

Long-Term Incentive Program

The Long-Term Incentive (“LTI”) plan design changed significantly in 2015 with the inclusion of a new set of Relative TSR performance measures which accounts for 30% of the Performance Share Units (“PSUs”) grant value. Concurrent with the introduction of these new performance measures, the LTI mix has evolved to a lower weighting on stock options from 50% to 45%. The maximum payout multiplier for PSUs was increased from 150% to 200% to align with the prevailing payout range for all Class I Railroads. PSU payments at the end of the performance cycle will be made in CN common shares purchased on the open market rather than cash. Finally, the minimum service condition for continued vesting in case of retirement, has been increased to 15 months in an effort to maintain retention of such experienced managers and officers during the critical winter period.

New Safety Component to the Annual Incentive Bonus Plan for 2016

Safety performance has always been an inherent component of the corporate performance targets for the annual incentive bonus plan and has been part of the individual performance objectives for the President and CEO and Operations executives in the past. In 2015, the Committee continued its ongoing review of CN’s compensation programs and approved the introduction of a new safety component as part of our continuous effort to promote, support, and reward the achievement of safety milestones. In the 2016 annual incentive bonus plan of all executive officers, the safety component will represent 10% of the annual bonus and be based on the achievement of specific accident and injury ratios. The Committee believes that this approach will not only support the rollout of the Company’s safety agenda, but will also emphasize the common leadership responsibilities of all executive officers in the achievement of our annual safety targets.

Compensation Risk Mitigation

Our compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2015, following a review of the Company’s compensation policies, programs and practices, Willis Towers Watson conducted its annual review and concluded that there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company. Based on the adjustment to the LTI design performed in 2015, Willis Towers Watson also indicated that “the increased weight on PSUs in the LTI mix and the introduction of the relative TSR measure align with both competitive market trends and ‘best practice’ governance standards”. At its December 2015 meeting, the Committee reviewed the Willis Towers Watson risk assessment report and supported its conclusions. In its own assessment, the Committee has determined that proper risk mitigation features are in place within the Company’s compensation programs.

Conclusion

As CN recently achieved another milestone with the celebration of the 20th anniversary of its initial public offering, the Committee remains fully engaged in ensuring that CN’s executive compensation remains anchored on a disciplined approach, linked to performance and is market competitive. The Committee and the Board of Directors believe that compensation outcomes are appropriate and in line with CN’s disciplined approach to executive compensation. The Chair of the Human Resources and Compensation Committee and other members will be present during the Meeting to answer questions you may have about our executive compensation. We believe that our approach to executive compensation supports the execution of the Company’s strategic plan and we remain committed to developing compensation programs that will continue to be aligned with our shareholders’ long-term interests.

/s/ Robert Pace

Robert Pace

Chair of the Board

/s/ Gordon D. Giffin

Ambassador Gordon D. Giffin

Chair of the Human Resources and Compensation Committee

CN MANAGEMENT INFORMATION CIRCULAR 2016 35

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The Committee is composed of eight independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, members are also members of other committees of the Board and this overlap provides for a strong link between committees’ risk oversight responsibilities.

The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company’s compensation policies and practices:

•	Mr. Carty spent 30 years in the airline business before retiring as Vice-Chairman and Chief Financial Officer of Dell, Inc. Mr. Carty has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel. Mr. Carty served as chair of the Human Resources Committee of Talisman Energy Inc. until 2015 and is actively involved in human resources as chair of the board of directors of Porter Airlines Inc. and Virgin America Inc.

•	Mr. Giffin is Partner at the law firm of Dentons US LLP, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001 and had responsibility for personnel matters. Mr. Giffin serves as chair of the board of TransAlta Corporation, as a member of the Management Resources and Compensation Committee of the Canadian Imperial Bank of Commerce and as a member of the Governance and Compensation Committee of Element Financial Corporation.

•	Ms. Holiday has extensive experience serving as a board member for different companies such as Hess Corporation and White Mountains Insurance Group, Ltd. and has served on the board of H.J. Heinz Company and RTI International Metals, Inc. As General Counsel at the United States Treasury Department and as Secretary of the Cabinet at The White House, Ms. Holiday was in charge of the supervision of approximately 2,200 lawyers.

•	Mr. Losier was the President and Chief Executive Officer of Assumption Life. As Chief Executive Officer, the Vice-President of Human Resources reported directly to Mr. Losier. Mr. Losier has worked with consultants to assess Assumption Life’s human resources practices and benefits and to measure the competitiveness of its executive compensation policies and practices. In addition, Mr. Losier gained human resources experience by actively participating and developing a leadership succession and development plan in anticipation of his retirement as Chief Executive Officer of Assumption Life. Mr. Losier has also been involved in succession planning for other publicly traded companies.

•	Mr. Lynch held various senior positions in the Government of Canada, including as Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Mr. Lynch is a member of the Leadership Council of the Bank of Montreal, the chair of the Corporate Governance Committee of Empire Company Limited and a member of the Human Resources Committee of Empire Company Limited and a member of the Nominating Committee of CNOOC Limited.

•	Mr. O’Connor was chair of the board of directors and Chief Executive Officer of Republic Services, Inc. one of the largest waste management companies in the U.S., and was involved in various human resources and compensation matters. Mr. O’Connor also serves as a director on the board of Clean Energy Fuels Corp. and Casella Waste Systems, Inc. (Lead Director).

•	Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services Ltd, PTI Group Inc. and British Columbia Railway Corporation where he gained in depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committees of Precision Drilling Corporation, Canadian Western Bank, MacDonald Dettwiler & Associates Ltd and West Fraser Timber Co. Ltd.

•	Ms. Stein currently serves as Executive Vice-President — General Counsel & Corporate Affairs at The Clorox Company. She lso served as Senior Vice-President and General Counsel at H.J. Heinz Company. Ms. Stein gained extensive human resources and compensation experience through the review and execution of compensation matters for both companies. Ms. Stein has also engaged with shareholders’ advisory groups on various compensation matters.

The following table summarizes the Committee members’ human resources and compensation-related experience:

	NUMBER OF COMMITTEE MEMBERS
	WITH VERY STRONG
AREA OF EXPERIENCE	OR STRONG EXPERIENCE

Membership on HR committees	8/8	100%

Organizational exposure to the HR function	8/8	100%

Leadership and succession planning,	8/8	100%
talent development

Approval of employment contracts	7/8	88%

Development/oversight of incentive programs	7/8	88%

Oversight of stress-testing of incentive programs vs.	7/8	100%
business/operating performance

Pension plan administration/oversight	5/8	63%

Interpretation and application of regulatory	7/8	88%
requirements related to compensation policies
and practices

Engagement with investors and investor	5/8	63%
representatives on compensation issues

Oversight of financial analysis related to compensation	7/8	88%
policies and practices

Exposure to market analysis related to compensation	7/8	88%
policies and practices

Drafting or review of contracts and other legal	3/8	38%
materials related to compensation policies
and practices

Oversight of labour matters	4/8	50%

36 CN MANAGEMENT INFORMATION CIRCULAR 2016

Mandate of the Human Resources and Compensation Committee

The Committee’s responsibilities include:

•	ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer;

•	reviewing executive management’s performance assessment;

•	reviewing leadership and talent management for the Company’s key positions;

•	overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks and (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN;

•	overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group;

•	retaining outside advisors to assist it in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors and overseeing their work;

•	evaluating the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations;

•	recommending to the Board of Directors executive management’s compensation; and

•	reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met five times in 2015 and held in camera sessions during each meeting. The report of the Committee, set forth in Schedule “C” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

Talent Management and Employee Engagement

In 2015, the Committee continued to oversee actions aimed at further strengthening the Company’s Talent Management strategies with a view to connect, recognize and engage with railroaders who drive CN’s sustained success. The Company leveraged its two new training centres located in Winnipeg (Manitoba) and Homewood (Illinois) in a continuous effort to provide advanced training programs, enhance productivity and effectiveness, and instill a stronger and lasting safety culture.

The Company invests in a diverse range of programs to engage with its employees. Employees’ involvement in these programs continues to support CN’s agenda, whether it is CN Ambassadors helping recruit the next generation of railroaders, EcoChampions supporting the Company’s sustainability efforts, Wellness Champions promoting healthy life habits, or Railroaders in the Community engaged in the neighbourhoods where CN operates. The fact that over 80% of employees are CN shareholders is another testament to their engagement in the Company’s success.

The Company continued to drive cross-functional awareness in 2015 through developmental opportunities for key talent, including the LINK business program, internships in transportation for women and leadership training with a goal to support diversity, career development and business performance. Programs for accelerated business learning continued to be refined as well as those for expanded understanding of our operations. Through 2015, the Company leveraged its development portal in an effort to provide access to development tools and reference material to employees. Talent reviews were conducted throughout 2015 with the identification and development of key talent for succession.

CN is also consciously weaving a diversity component into talent initiatives to ensure it is creating an environment that allows CN to compete for the best talent. Over 200 review sessions were conducted with business leaders across the Company, including presentations by Executive Vice-Presidents (“EVPs”) to the President and CEO. As a result, development plans and talent initiatives are helping to build bench strength and improve readiness for future opportunities, while taking into account individuals’ capabilities and interests. Customized development plans were built for railroaders identified as key talent. The functional EVPs presented their strategic plans on talent and succession to the Board, and the Committee is confident that solid leadership development and succession plans are in place.

As of December 31, 2015, CN had 23,172 employees contributing to the success of our organization. The Committee is satisfied that, under Mr. Mongeau’s leadership, the proper human resources strategies and systems are in place to attract and retain talented and engaged employees to ensure the Company’s ongoing success.

CN MANAGEMENT INFORMATION CIRCULAR 2016 37

Executive and Board Compensation Consultants

Management retains consulting firms to assist in determining compensation for its executives. In 2015, Management retained the services of Willis Towers Watson to provide market information on competitive executive compensation levels and plan designs, survey results and trends, as well as external perspectives on various executive compensation matters. In 2015, Management was invoiced C$191,200 by Willis Towers Watson for these services.

The Committee also independently retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen Consulting Inc. (“Hugessen”) for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2015 totalled approximately C$60,900. The Committee has also reviewed Hugessen’s independence and evaluated their performance for 2015. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of the total fees of Hugessen.

Since 2007, the Board of Directors has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for Management. During 2015, the only services performed by Hugessen were executive compensation-related services provided directly to the Committee.

Executive Compensation – Related Fees

						PERCENTAGE OF TOTAL FEES
TYPE OF FEE	SERVICES RENDERED IN 2014			SERVICES RENDERED IN 2015		FOR SERVICES RENDERED IN 2015
(BEFORE TAX)		(C$)			(C$)		(%)

		Willis Towers			Willis Towers		Willis Towers
	Hugessen	Watson		Hugessen	Watson (1)	Hugessen	Watson
Executive and Board Compensation-Related Fees	86,800	322,300	(2)	60,900	191,200	100%	37%

All Other Fees	0	139,600		0	330,500 (3)	0%	63%

(1)	U.S. fees were converted in Canadian dollars using the 2015 annual average exchange rate of U.S.$1.00 = C$1.2787.

(2)	In 2014, Willis Towers Watson also provided support to the Corporate Governance and Nominating Committee for the review of compensation arrangements for non-executive directors, as described on page 16. The Board was invoiced C$30,000 for these services.

(3)	Includes broad-based compensation and health and benefits related services.

38 CN MANAGEMENT INFORMATION CIRCULAR 2016

Compensation Discussion and Analysis

Executive Summary

Named Executive Officers

This CD&A section explains our executive compensation policy and programs and focuses on the following executives who appear in the compensation tables:

Claude Mongeau	President and Chief Executive Officer

Luc Jobin	Executive Vice-President and Chief Financial Officer

Jim Vena	Executive Vice-President and Chief Operating Officer

Jean-Jacques Ruest	Executive Vice-President and Chief Marketing Officer

Sean Finn	Executive Vice-President Corporate Services and Chief Legal Officer

Compensation Framework and Policy

The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards.

Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the NEOs, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$12.6 billion in 2015. For executives in group or division level positions, a total sample of the U.S. Industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. More information on the comparator groups can be found on page 42.

In December 2015, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported that the overall aggregate positioning of all executives’ total direct compensation was slightly below the median of the comparator group.

Decision Process

The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board of Directors. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the will of the Board. Neither the President and CEO nor the other NEOs have an employment contract. For a discussion on the compensation of the President and CEO, please see the section entitled “President and Chief Executive Officer Compensation” on page 51.

2015 Base Salary Increases

The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group. As part of the NEOs’ annual compensation review, base salaries were set with reference to the median of the Class I Railroads comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. Base salaries for NEOs were not adjusted in 2015, with the exception of the Executive Vice-President and Chief Operating Officer (“COO”) who received an increase to maintain a market competitive compensation envelope. For more information on base salaries, please refer to page 43.

2015 Annual Bonus Results

As in prior years, the President and CEO’s target bonus in 2015 was 120% of base salary. The other NEOs’ target bonus was 80% of base salary. Corporate performance accounted for 70% of the annual incentive bonus and was measured against challenging targets for revenue, operating income, diluted earnings per share, ROIC and free cash flow. The ROIC performance objective is also used as a performance measure for the Performance Share Units as it mitigates risk between short and long-term performance on invested capital. The Board is of the view that its chosen corporate performance objectives are appropriate for a capital-intensive business like CN.

Despite a rapidly evolving economic and business environment, the corporate performance for 2015 remained solid, with an aggregate performance close to target. Consequently, the Board of Directors assessed the performance of the Company at “partially meets”, resulting in a corporate bonus factor of 93%. The table showing the 2015 corporate performance objectives, as approved by the Board of Directors in January 2015, and the 2015 results as reported by the Company, can be found on page 45.

The remaining 30% of the annual incentive bonus was based on individual performance that considered the strategic and operational priorities related to each NEO’s function.

The Committee reviewed and recommended for Board approval an overall individual performance rating for the President and CEO at 100% in light of the Company’s solid financial and safety performance and despite the challenging environment. The individual performance ratings for the other NEOs were also reviewed by the Committee. The resulting average individual bonus factor of all NEOs, including the President and Chief Executive Officer, was 110%. The individual rating was then adjusted by the corporate bonus factor of 93% to reflect the partial payout of the corporate performance component. The individual performance rating, along with the corporate bonus factor, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 56.

Overall, 2015 bonus payouts for NEOs ranged from 93% to 100% of target.

CN MANAGEMENT INFORMATION CIRCULAR 2016 39

2015 Long-Term Incentives

In determining the appropriate long-term incentive fair value of LTI granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, and the Company’s compensation philosophy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the Class I Railroads comparator group.

To align with mid- and long-term business performance and shareholder value creation, long-term incentives consist of a combination of PSUs and stock options, respectively weighing 55% and 45% of the long-term incentive fair value granted(1).

The payout of PSUs granted in 2015 to NEOs is subject to two distinct performance measures. 70% of the PSU award is subject to the achievement of solid return on invested capital performance for the period ending on December 31, 2017 and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 30% is subject to CN’s relative TSR measured against two comparator groups i) Class I Railroads(2) and ii) S&P/TSX 60 companies for the same period ending on December 31, 2017.

The stock options granted in 2015 are conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term.

The table summarizing the performance objectives and payout condition of the 2015 PSU award can be found on page 47.

2013 Performance Share Units Award Payout

The Committee reviewed the vesting of the 2013 PSUs against the performance targets. The Company achieved a three-year average return on invested capital to December 31, 2015 of 17.38%, exceeding the maximum objective set in 2013. This outcome resulted in a performance vesting factor of 150% of the PSUs awarded in 2013, in accordance with the plan rules. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2016, provided compliance with the other conditions of the award agreements.

As part of the equity-settlement conversion option introduced in 2014, 132 executives and senior managers elected to convert the settlement of previously awarded PSUs in equity rather than cash. For these participants, the PSUs were therefore settled in CN common shares purchased on the open market.

The table illustrating the 2013 PSU performance objectives and results can be found on page 48.

Risk Mitigation in Our Compensation Program

The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics:

•	Appropriate balance between fixed and variable pay, as well as short and long-term incentives;

•	Multiple performance measures to be met or exceeded in the AIBP;

•	Overlap of performance measures for short and long-term incentives to mitigate risk;

•	Capped incentive payout opportunities with no minimum guaranteed payout;

•	Cannot engage in hedging activity or in any form of transactions in publicly traded options on CN securities;

•	Executive compensation clawback policy is in place;

•	Stock ownership guidelines apply to executives and senior management employees; and

•	The Committee retains the services of an independent executive compensation consultant.

A complete list and description of these risk-mitigating features is available on page 49.

In December 2015, following a review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions from Willis Towers Watson’s risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation program.

Non-Compete, Non-Solicitation and Non-Disclosure

The railroad industry operates in a highly competitive market and CN has undergone a transformational journey to be an industry leader. In recent years, the Company has continued to improve its efforts to protect itself and its confidential information. Accordingly, the Company’s long-term incentive award agreements, as well as its non-registered pension plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses. Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these conditions. Further details related to CN’s non-compete and non-solicitation provisions are available on page 49.

(1)	The weighting of the long-term incentive grant value for the President and CEO is different (62% PSUs and 38% Stock Options) to reflect stock option distribution requirements which limit the number of stock options that may be awarded during any calendar year to any individual participant to a maximum of 20 percent of the stock options awarded in that year.

(2)	Excluding Burlington Northern and Santa Fe Railway and Kansas City Southern Railway.

40 CN MANAGEMENT INFORMATION CIRCULAR 2016

Executive Compensation Policy Objectives

The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. A significant proportion of executive incentive compensation is therefore tied to key corporate objectives that play a critical role in driving the organization’s short and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive, in order to attract, retain and motiv-ate outstanding executive talent while providing for appropriate risk control features.

The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements.

Compensation Policy

The Company’s Executive Compensation Policy

The executive compensation policy aims to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

Compensation Decisions and Process

The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below:

The Committee reviews benchmark information in December each year, and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans.

The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the AIBP and the PSUs in January. These targets are derived from CN’s annual business plan, which is prepared by Management and reviewed with the full Board during the Strategic Planning Committee meetings prior to the beginning of the applicable year. Business planning is an extensive process during which Management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets.

The Board and Committee also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are therefore confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual

CN MANAGEMENT INFORMATION CIRCULAR 2016 41

executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen.

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board of Directors in January for the then current year. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section, as well as other factors such as individual performance, leadership and talent retention.

The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board of Directors. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board of Directors.

Benchmarking Using Comparator Groups

The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited.

The comparator group is comprised of Class I Railroads that are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization. These companies directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs awarded to NEOs is measured against the same comparator group (please refer to page 47 for a description of the plan).

The table below shows CN’s positioning relative to the primary comparator group for NEOs. Data is as at December 31, 2015.

			MARKET	AVERAGE
COMPARATOR	REVENUE	NET INCOME	CAPITALIZATION	NUMBER OF
GROUP	(MILLIONS)	(MILLIONS)	(MILLIONS)	EMPLOYEES

Union Pacific	U.S.$21,813	U.S.$4,772	U.S.$66,800	47,457
Corporation

CSX Corporation	U.S.$11,811	U.S.$1,968	U.S.$25,300	31,285

Norfolk Southern	U.S.$10,511	U.S.$1,556	U.S.$25,300	30,057
Corporation

Canadian Pacific	C$6,712	C$1,352	C$27,000	13,813
Railway Ltd.

Average (1)	C$15,787	C$2,990	C$47,370	30,653
Canadian
National Railway	C$12,611	C$3,538	C$61,200	24,575
Company

Rank (1)	4	2	2	4

(1)	Values were converted in Canadian dollars using the average exchange rate during the year, except for the market capitalization where the December 31, 2015 exchange rate was used.

The comparator group used for the benchmarking of compensation for all executives other than the NEOs is a broad sample of comparable-size U.S. organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. The Committee also considers data from this sample for NEOs for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads.

Components of the 2015 Executive Compensation Program

The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy and weighted towards variable, “pay-for-performance” elements. Each component is then further detailed in this section.

COMPONENT	2015 DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATINGELEMENTS	OBJECTIVESAND RATIONALE
Base Salary	• Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations • Performance period: 1 year	• Cash	• Set with reference to the median of the respective comparator group	• Provides for a balanced mix of pay components(fixed vs. variable) • Use of external advisor and peer group analysis	• Provide competitive level of fixed compensation • Recognize sustained individual performance • Reflect increase in role responsibility and/or growth in role
Annual Incentive Bonus

•   Annual awards based on achievement of five pre-determined corporate performance objectives (70%) and individual performance (30%)

•   Approximately 4,700 management employees are eligible

•   Performance period: 1 year

• Cash-based performance pay

•  Target is 120%of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target

•   For other eligible management employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target

•  Use of multiple performance measures

•  Plan targets reviewed and approved annually based on in-depth review of annual business plan

•  Payouts are capped

•  No guaranteed minimum payout

•  Payouts subject to a clawback policy

•  Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement to maintain their eligibility for accrued and future bonuses under the Annual Incentive Bonus Plan

•  Reward the achievement of a balanced set of annual corporate performance objectives

•  Reward the achievement of personal objectives aligned with each employee’s area of responsibility and role in realizing operating results

•  Drive superior corporate and individual performance

42 CN MANAGEMENT INFORMATION CIRCULAR 2016

COMPONENT	2015 DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Long-Term Incentives

PERFORMANCE SHARE UNITS (PSUs)

•   70% of the PSU value is subject to the attainment of 3-year average return on invested capital targets and to the attainment of a minimum average closing share price established at the beginning of the cycle

•   30% PSU value is subject to CN’s relative performance against Class I Railroads and S&P/TSX 60 companies

•   Employees must remain in active and continuous service until March 31st of the year following the year in which the grant was made to be eligible for payout

•   Performance period: 3 years

		• Performance- based share units payable in equity	• Long-term incentive grant date fairvalue determined with reference to the 60th percentile of the respective comparator group for NEOs and executives • PSU performance vesting factor capped at 200%

•   Significant weighting towards long-term incentive compensation

•   Overlapping multi-year performance periods

•   Mix of financial, market and relative performance measures

•   PSU payouts are capped and there is no minimum guaranteed payout

•   Payouts subject to a clawback policy

•   Align management interests with shareholder value growth

•   Reward the achievement of sustained financial performance

•   Contribute to retention of key talent

•   Recognize individual contribution and potential

 STOCK OPTIONS

•   Conventional stock options that vest over 4 years at a rate of 25% per year

•   Grant is approximately of equal value to the Performance Share Units (except for the President and CEO who receives a different proportion due to the 20% limitation under the Management Long-Term Incentive Plan)

•   Employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout

•   Performance period: 4-year vesting, 10-year term

• Stock options
Pension Benefits

CANADIAN PENSION PLANS

•   Defined Benefit Plan (1): Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service

•   Pensionable service period for most defined benefit plans: Maximum of 35 years

•   Defined Contribution Plan (2): Benefits based on the participant’s required contributions and on Company-matched contributions

•   Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits

U.S. PENSION PLANS

•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service

•   Maximum of 35 years of credited service for most defined benefit plans

•   Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay

•   Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay

•   Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits

• Cash payments following retirement

•   Non-registered plans restricted to executives and senior management employees

•   Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels)

				• Annual retirement benefits to President and CEO from non-registered plan capped at U.S.$1M	• Provide an effective and attractive executive compensation program
Executive Perquisites	• Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services	• Non-cash perquisites	• Competitive	• No tax gross-ups on such perquisites • Use of corporate aircraft restricted to business-related purposes
(1)	Applies to employees hired prior to 2006.

(2)	Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan.

Base Salary

The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans. The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group.

In 2015, the base salary of all NEOs remained unchanged, with the exception of the Executive Vice-President and COO who received an increase to maintain a market competitive compensation envelope.

The following table presents base salary increases for 2015 in U.S. dollars:

NAME	2014	2015	INCREASE
	(U.S.$)	(U.S.$)

Claude Mongeau	1,075,000	1,075,000	0.0%

Luc Jobin	600,000	600,000	0.0%

Jim Vena	560,000	600,000	7.1%

Jean-Jacques Ruest	560,000	560,000	0.0%

Sean Finn	528,000	528,000	0.0%

CN MANAGEMENT INFORMATION CIRCULAR 2016 43

Annual Incentive Bonus Plan

In addition to the NEOs, approximately 4,700 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents:

POSITION	MINIMUM	TARGET (1)	MAXIMUM (1)
President and CEO	0%	120%	240%

Other NEOs	0%	80%	160%

Senior Vice-Presidents	0%	65%	130%

Vice-Presidents	0%	50/60%	100/120%

(1) As a percentage of base salary as at December 31, 2015.

The bonus payout received under the AIBP depends on the achievement of both corporate (70%) and individual (30%) objectives. This design reflects the Company’s view that any short-term incentive should be tied both to the overall performance of the Company and to those areas of its business that each employee can influence directly.

The following illustrates the 2015 AIBP for the President and CEO:

AIBP for the President and CEO

For 2015, the AIBP was comprised of the following components:

1.	Corporate Financial Performance: 70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board of Directors. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results.

In 2015, the Board of Directors assessed the Company’s performance against targets for revenues, operating income, diluted earnings per share, free cash flow and one-year ROIC. These measures were selected because they are quantifiable measures that play a key role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business like CN. The 2015 targets were approved by the Board of Directors in January 2015 based on the Company’s business and financial outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs and 192 other executives and senior management employees) can be applied to an eligible employee’s annual bonus payout when financial results exceed all five corporate performance stretch (maximum) objectives. There is no payout under a given measure if threshold performance is not achieved.

44 CN MANAGEMENT INFORMATION CIRCULAR 2016

Performance Objectives and Results – 2015 Annual Incentive Bonus Plan

In January 2015, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.10. During the year, the actual average exchange rate was U.S.$1.00 = C$1.28. At the end of 2015, the Company’s targets, with the exception of ROIC, were adjusted to take into consideration the foreign exchange and, in the case of Revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. The following table therefore compares the 2015 adjusted performance targets with the actual 2015 results as reported by the Company.

	CORPORATE OBJECTIVES			CORPORATE OBJECTIVES
	AS OF JANUARY 1, 2015 (1)			AS ADJUSTED (2)
IN MILLIONS		BASE	STRETCH	BASE	STRETCH	RESULTS
		(THRESHOLD)	(MAXIMUM)	(THRESHOLD)	(MAXIMUM)	2015	PERFORMANCE
(EXCEPT PER SHARE DATA AND ROIC)	WEIGHT	(C$)	(C$)	(C$)	(C$)	(C$)	ASSESSMENT
Revenues	25%	12,520	12,730	13,215 (3)	13,425 (3)	12,611	Does not meet
Operating Income	25%	4,767	4,912	5,280	5,425	5,266	Does not meet
Diluted Earnings per Share	15%	3.93	4.08	4.34	4.49	4.44 (4)(5)	Partially Exceeds
Free Cash Flow (4) (6)	20%	1,760	1,875	1,969	2,084	2,373	Exceeds
ROIC (7)	15%	16.30%	16.90%	16.30%	16.90%	17.45%	Exceeds

(1)	Corporate objectives assume an average exchange rate of U.S.$1.00 = C$1.10.

(2)	Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.28.

(3)	Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2015.

(4)	Adjusted diluted earnings per share and free cash flow are non-GAAP measures that have no standardized meanings prescribed by U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies, and as such, should not be considered in isolation. See the sections entitled “Adjusted performance measures” and “Liquidity and capital resources – Free cash flow” in CN’s Management’s Discussion and Analysis included in the Company’s 2015 Annual Report for explanations of these measures and reconciliations to the nearest U.S. GAAP measures.

(5)	Adjusted diluted earnings per share which excludes a deferred income tax expense of C$42 million (C$0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

(6)	As indicated in note (4), free cash flow does not have any standardized meaning prescribed by U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

(7)	ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

Despite a challenging economic environment in 2015, the CN executive team adjusted rapidly to evolving market and business conditions which resulted in the achievement of a record operating ratio of 58.2% and free cash flow of C$2.4 billion. The Company continued to reinvest in the business, with 2015 capital spending of C$2.7 billion while maintaining its commitment to create shareholder value. In 2015, CN’s dividend was increased by 25% and 23.3 million shares were repurchased, returning over C$2.7 billion to shareholders.

For 2015, after considering the financial results against established corporate objectives on a currency adjusted basis, the Board of Directors assessed the corporate performance at “partially meets”, resulting in a corporate performance factor of 93%.

2.	Individual Performance: 30% of the bonus was based on personal business-oriented goals that considered the strategic and operational priorities related to each executive’s respective function, with a strong overall focus on: operational and service excellence, delivering superior growth, safety and sustainability, workforce engagement and talent management, and stakeholder engagement. The individual performance factor can range from 0% to 200% for NEOs and other executives and senior management employees. For all other eligible management employees, the performance factor can range from 0% to 150%. The individual performance factor for the President and CEO is based on an individual assessment reviewed and approved by the Committee.

In 2015, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the President and CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual performance rating, subject to Committee review and Board approval. The Committee then reviewed and reflected on each NEO’s individual achievements against goals, as well as their overall leadership in meeting their function’s objectives. For 2015, taking into account the recommendations of the President and CEO, the Committee determined that the NEOs had achieved their personal objectives and recommended for approval by the Board each of their individual performance ratings, which translates to the performance factor to be applied to the calculation of their bonus payout. For 2015, the overall average individual performance factor for the NEOs, including the President and CEO, was 110%.

Any annual incentive bonus payout under the individual component is conditional upon a payout being declared under the corporate component. In addition, should corporate performance be assessed at “partially meets” (i.e. a corporate performance factor below 100%), the individual performance factor will be prorated to the same level. In 2015, as a result of the corporate performance factor of 93%, the individual performance factor was prorated to the same level.

The following formula illustrates how an eligible management employee’s annual base salary (as at December 31, 2015), target payout (expressed as a percentage of base salary), corporate and individual performance factors interact in the determination of the actual annual bonus payout:

CN MANAGEMENT INFORMATION CIRCULAR 2016 45

The average payout for the NEOs (consisting of the Corporate Financial Performance and the Individual Performance Factor) was 96% of target payout in 2015. The actual payouts are reported in the Summary Compensation Table on page 56, under the column Non-equity incentive plan compensation — Annual incentive plans.

Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement. This measure was instituted to allow for improved succession planning and to maximize the effectiveness of transitions. Employees who fail to provide such notice forfeit any accrued and future bonus under the AIBP, save for specific and exceptional circumstances.

Changes to the AIBP in 2016

In 2015, the Committee reviewed the Annual Incentive Bonus Plan for executives in an effort to further increase the impact of the Company’s safety performance in the annual performance for all executive officers. Beginning in 2016, a new safety component will be introduced in the annual bonus of all executive officers. The safety component will represent 10% of the annual bonus and will be subject to the achievement of specific safety accident and injury performance ratios.

2015 AIBP

2016 AIBP

Long-Term Incentives

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and PSUs to NEOs, as well as to designated executives and senior management employees.

In 2014, the Company changed the methodology used for the valuation of long-term incentives to reinforce alignment throughout the compensation review process. As a result, the LTI value disclosed in 2014 and 2015 in the Summary Compensation Table on page 56 is calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is also used for benchmark and grant purposes. This valuation methodology provides for precise and comparable compensation information. In 2016, the Company further adjusted its methodology and introduced a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs.

PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO. The President and CEO’s long-term incentive award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (please refer to page 63 for a description of the plan).

LTI Award

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. In order to determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation philosophy and the value of LTIs granted by the Class I Railroads included in the comparator group (please refer to section “Benchmarking Using Comparator Groups” on page 42). The Committee does not take into account previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based.

The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date.

46 CN MANAGEMENT INFORMATION CIRCULAR 2016

A minimum active service condition is in place for stock options and PSUs to support the retention of key talent approaching retirement. The minimum active service condition is 12 months for stock options and 15 months for PSUs. In other words, should an executive, including NEOs, or other management employee retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement will be forfeited.

Performance Share Units: 2015 Award

The objective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company.

PSUs awarded are scheduled to vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2015 is included in the Summary Compensation Table on page 56, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and is capped at 200% of target. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market.

In 2015, PSUs will be subject to the following two performance measures:

1.	PSUs – ROIC

70% of the PSU award value is subject to the achievement of a target related to the Company’s average three-year ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2017. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders.

The decision to use the ROIC performance measure for both short-and long-term incentives is based on a prudent risk management approach in order to focus on ROIC over different time periods (one year vs. three years). Moreover, the weighting of the ROIC condition under the AIBP is limited to 15% of the corporate component and ROIC performance objectives are based on CN’s business plan.

PSUs – ROIC granted in 2015 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

		PERFORMANCE
	OBJECTIVE	VESTING FACTOR (1)
PERFORMANCE OBJECTIVE:	Below 14.0%	0%
Average ROIC for the three-year period	14.0%	50%
ending on December 31, 2017	15.0%	100%
	16.5%	125%
	17.0%	150%
	17.5% and above	200%

PAYOUT CONDITION:	C$77.59 on the TSX
Minimum average closing share price	or
for the last three months of 2017	U.S.$67.20 on the NYSE

(1) Interpolation applies between objectives.

2.	PSUs – TSR

30% of the PSU award value is subject to CN’s relative TSR measured against two equally weighted comparator groups: i) Class I Railroads(1), and ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group.

PSUs – TSR granted in 2015 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

TSR RELATIVE TO CLASS I RAILWAYS
CNR	PAYOUT
1st	200%
2nd	150%
3rd	100%
4th	50%
5th	0%

TSR RELATIVE TO S&P / TSX 60
CNR	PAYOUT (1)
75th Percentile and above	200%
50th Percentile	100%
25th Percentile	50%
Less than the 25th Percentile	0%

(1) Interpolation between points.

The grant date fair value of the PSUs awarded to each NEO in 2015 is included in the Summary Compensation Table on page 56, under the Share-Based Awards column.

Performance Share Units: 2013 Award Payout

The PSUs awarded in 2013 to NEOs and other designated employees vested based on the achievement of an average ROIC for the three-year period ending on December 31, 2015. Over the past three years, CN’s share price has increased by 71.3% in Canada, in comparison to a 4.6% increase of the S&P/TSX Composite Index. In addition, the Company’s market capitalization in Canada has increased by nearly C$22 billion during this same period. The Company’s superior performance therefore led to the achievement of a three-year average ROIC of 17.38% and resulted in a performance vesting factor of 150%. As the minimum average closing share price condition was also met, payout occurred in February 2016 in accordance with the Share Units Plan and the 2013 award agreement. As part of the equity-settlement conversion option introduced in 2014, 132 executives and senior managers elected to convert the settlement of previously awarded PSUs in equity rather than cash. For these participants, the PSUs were therefore settled in CN common shares purchased on the open market.

(1) Excluding Burlington Northern and Santa Fe Railway and Kansas City Southern Railway.

CN MANAGEMENT INFORMATION CIRCULAR 2016 47

Performance Objectives And Results –

Performance Share Units – 2013 Award

		PERFORMANCE
		VESTING
	OBJECTIVE	FACTOR (1)	RESULTS
PERFORMANCE OBJECTIVE:	Below 13.5%	0%
Average ROIC for	13.5%	50%
the three-year period	14.5%	100%	17.38%
ended on	15.5%	125%
December 31, 2015	16.5% and above	150%
PAYOUT CONDITION:
Minimum average	C$45.05 on the TSX		C$78.04
closing share price	or
for the last three	U.S.$45.51 on the NYSE		U.S.$58.49
months of 2015

(1) Interpolation applies between objectives.

The value vested during the year for each NEO is included in the table Incentive Plan Awards — Value Vested or Earned During the Year, and under the Share-Based Awards — Value Vested During the Year column on page 62.

Stock Options

Stock options were granted in 2015 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (“Plan”). Please refer to page 63 for details of the Plan. The stock options granted in 2015 vest over four years at a rate of 25% at each anniversary date and have a 10-year term. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2015 is included in the Summary Compensation Table on page 56, under the Option-Based Awards column.

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policy and in line with general market practice. These typically include the use of a company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee’s position. All executives must comply with the aircraft utilization policy which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Tax gross-ups on the value of certain executive perquisites have been eliminated.

Employee Share Investment Plan

The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of voting shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Both employee and employer contributions vest immediately. Over 80% of CN’s employees are shareholders of the Company through participation in the ESIP, and in 2015, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2015 under the ESIP is indicated in the Details of the All Other Compensation Amounts table on page 59.

Other Key Compensation Programs of the Company

Stock Ownership

The Committee strongly supports stock ownership by executives. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2015, 197 executives and senior management employees are subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested LTI grants do not count towards the minimum level of stock ownership. Stock ownership requirements are as follows:

GUIDELINES

President and CEO	5 times base salary

Executive and Senior Vice-Presidents	3 times base salary

Vice-Presidents	1.5 to 2 times base salary

Senior Management	1 time base salary

The President and CEO is also required to maintain his stock ownership guideline level until one year after retirement. As at December 31, 2015, all NEOs exceeded their share ownership requirements.

Stock Ownership Status as at December 31, 2015

				VALUE
				REQUIRED
			VALUE OF	TO MEET	HOLDINGS AS
NAMED EXECUTIVE	NUMBER OF		HOLDINGS (2)	GUIDELINES (3)	A MULTIPLE OF
OFFICER	SHARES HELD (1)		(C$)	(C$)	BASE SALARY (3)
Claude Mongeau	486,159	(4)	37,604,413	6,873,013	27.4	×

Luc Jobin	64,305		4,974,005	2,301,660	6.5	×

Jim Vena	48,377		3,741,991	2,301,660	4.9	×

Jean-Jacques Ruest	254,633		19,695,829	2,148,216	27.5	×

Sean Finn	72,124		5,578,825	2,025,461	8.3	×

(1)	Common shares and/or vested deferred share units as at December 31, 2015.

(2)	Value is based on the closing share price of the common shares on December 31, 2015 on the TSX (C$77.35).

(3)	U.S.$ salaries as at December 31, 2015 were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.2787).

(4)	Detailed holdings are presented on page 19.

48 CN MANAGEMENT INFORMATION CIRCULAR 2016

Anti-Hedging Policy

Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”.

Change of Control Provisions

The Management Long-Term Incentive Plan and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

b)	approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or share units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or share units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board of Directors to take into account special circumstances. The definition of a resignation for good reason is included in the Termination and Change of Control Benefits table on page 67.

Non-Compete / Non-Solicitation Provisions

Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees.

Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit:

a)	the use of confidential CN information for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d) taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)	taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

Executive Compensation Clawback

CN’s clawback policy, adopted in 2008, applies to all CN executives. Under this policy, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)	the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

Risk Mitigation in our Compensation Program

One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation:

Structured Process

•	An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance.

•	The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances.

•	Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for their consideration prior to the Committee and the Board approving such grants.

CN MANAGEMENT INFORMATION CIRCULAR 2016 49

Balanced Program

•	The compensation program appropriately balances fixed and variable pay, as well as short-term and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation is directly linked to the Company’s performance).

•	The corporate component of the AIBP includes five performance measures that are appropriately balanced between “top-line” measures and “bottom-line” measures, thus diversifying the risk associated with the use of any single performance measure (please refer to section “Annual Incentive Bonus Plan” on page 44 for more information).

•	There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigate risk.

•	The LTI awards, which constitute a significant portion of NEO compensation, vest over a 3 or 4-year period, motivating executives to create longer-term value.

•	The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions.

•	The use of relative TSR performance measures strengthen alignment between executive pay and shareholders return.

•	The use of the same performance measure (ROIC) for the AIBP (one year) and PSUs (three-year average) ensures balance between short- and long-term performance sustainability on key capital investment expenditures.

Fixed Limits on Variable Compensation

•	The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum.

•	Annual retirement benefits for the President and CEO from the non-registered pension plan are capped.

Protection Mechanisms

•	The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on page 49 for more information).

•	The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control.

•	Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities.

•	In order to further align their interests with those of shareholders, executives and senior management employees (197 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 48 for more information).

•	Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans, are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete / Non-Solicitation Provisions” on page 49 for more information).

Independent Advice

•	Management retains the services of an external executive compensation consultant to assist in compensation related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval.

Five years ago, Willis Towers Watson was mandated to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the Risk Assessment report and in discussing the improvement actions suggested by Willis Towers Watson.

CN has since requested that Willis Towers Watson annually review the actions taken by CN since the initial risk assessment report and comment on any potential risks. In December 2015, Willis Towers Watson considered the actions taken by CN and once again confirmed that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs.

Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Donald J. Carty, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee and Ambassador Gordon D. Giffin, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee. James E. O’Connor, Chair of the Strategic Planning Committee, is also a member of the Human Resources and Compensation Committee and Ambassador Gordon D. Giffin is a member of the Strategic Planning Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities.

50 CN MANAGEMENT INFORMATION CIRCULAR 2016

President and Chief Executive Officer’s Compensation

Claude Mongeau,

President and Chief Executive Officer

Mr. Mongeau became President and Chief Executive Officer of CN on January 1, 2010. He joined CN in May 1994 and has held the positions of Assistant Vice-President Corporate Development, and Vice-President, Strategic and Financial Planning. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

As President and CEO, Mr. Mongeau is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role are available in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/Governance.

Mr. Mongeau was on a medical leave of absence in the later part of 2015 which did not impact his compensation, as per the Company’s short-term disability policy. During that period, Mr. Mongeau remained engaged in the business and resumed full responsibilities in January 2016.

Compensation

The President and CEO’s annual compensation takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities. Mr. Mongeau’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the will of the Board and does not have an employment contract.

In 2015, Mr. Mongeau’s base salary was maintained at U.S.$1,075,000 (C$1,374,603). As in prior years, Mr. Mongeau’s target bonus for 2015 was 120% of his base salary. As is the case for other management par-ticipants in the AIBP, 70% of the bonus payout is based on corporate performance and 30% is based on individual performance.

PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the President and CEO are made on the same basis and conditions as those to the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan. In 2015, Mr. Mongeau received 76,350 PSUs and 160,000 stock options. The fair value of these awards is included in the Summary Compensation Table on page 56, under the Share-Based Awards and Option-Based Awards columns.

2015 Key Accomplishments and Determination of the Annual Incentive Bonus Award

In 2015, CN faced a very different business environment compared to 2014. While some segments of the U.S. economy performed reasonably well, there was significant broad-based weakness in commodity markets that drove an overall reduction in demand for rail service. CN reacted swiftly to recalibrate resources to the lower volume environment and was able to achieve a record financial and operating performance, including record revenues, net income, operating income, operating ratio, earnings per share and free cash flow. CN continued to invest significantly in its capital program with an overall investment of C$2.7 billion in 2015. Furthermore, its rigorous approach to capital spending supported a record 17.38% return on invested capital.

CN also maintained its strong commitment to shareholders, returning over C$2.7 billion through share buybacks and dividends. In 2015, CN increased dividends by 25% and continued to gradually move towards a 35% payout ratio. The Company’s consistent approach to capital allocation and its strong performance in the face of volume headwinds was recognized by the market with CN’s share price declining only 3% on the TSX (-19% on the NYSE) compared to an average decline of 27% for other Class I Railroads.

The individual performance of the President and CEO is measured against goals, objectives and standards approved annually by the Committee and the Board. The individual goals set at the beginning of 2015 included elements covering performance in the following areas: operational and service excellence (20%); top line and customer focus (20%); safety and sustainability (20%); workforce engagement and talent management (20%); and stakeholder engagement (20%).

Specific measures, both quantitative and qualitative, are considered in each of the above-mentioned categories. Additional details on each category are presented below. The Committee reviewed the President and CEO’s performance in each area and recommended for Board approval management’s recommendation for an individual performance factor at 100%. The Committee recommended to the Board the approval of the President and CEO’s annual incentive bonus payout of U.S.$1,197,894 (C$1,657,885).

Operating and Service Excellence

CN continued to lead the industry with respect to key operating metrics. Train velocity reached a record 26.3 mph in 2015, representing a 2% year-over-year improvement. Improvements were also registered on train productivity (1% improvement versus 2014), car velocity (up 13% versus 2014), terminal dwell (11% better than 2014), yard productivity (up 9% versus 2014) and locomotive utilization (3% better than 2014). The Company also continued to build on its commitment to becoming a true supply chain enabler. Through a portfolio of initiatives called CustomerFirst, CN continued to develop innovative solutions to address key customer pinch points, including the first and last miles of the shipment cycle. iAdvise, the latest first-mile/last-mile initiative which provides customers with the timely, accurate information they need to better plan their operation, continued to be successfully implemented across our network.

Top Line and Customer Support

Revenues for the year ended December 31, 2015 increased by C$477 million, or 4%, to C$12,611 million. Positive translation of the weaker Canadian dollar on U.S. dollar denominated revenues, solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets were partly offset by a lower applicable fuel surcharge rate and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico. Important initiatives were taken in 2015 to position CN for the future by connecting with supply chain partners, customers, and communities. For example, CN strengthened its connections with key ports and intermodal terminal operators by signing supply chain agreements with the Port of Mobile, Alabama State Port Authority and APM Terminals, as well as with the Port of New Orleans. These collaboration commitments are expected to drive container traffic through the Ports and across the Company’s network, further reinforcing CN as a key player on the U.S. Gulf Coast.

Safety and Sustainability

CN’s connection with its employees is central to having a skilled, safe and engaged workforce. Safety is of the utmost importance at CN. The company connects employees to this core value by fostering a strong safety culture across the network. Training is at the heart of that culture. CN’s major investment in two training facilities in Winnipeg (Manitoba)

CN MANAGEMENT INFORMATION CIRCULAR 2016 51

and Homewood (Illinois) is revitalizing the way it teaches and reinforces strong safety behaviours. Among other things, employees learn about the valuable role of peer-to-peer communications, coaching and mentoring which are central to safe railroading. In 2015, over 16,500 Mechanical, Engineering, Transportation and Intermodal employees received focused training on CN’s “Looking Out for Each Other” initiative. This initiative is about a mindset which encourages employees to imbed safety in their daily work practices in order to ensure everyone returns home safely at the end of the day. The “Looking Out for Each Other” initiative, combined with ongoing improvements in safety processes, targeted capital investments and favourable weather conditions, led to major safety gains in 2015 with a 25% improvement in the FRA accident ratio and a 10% improvement in the FRA injury ratio compared to 2014.

Finally, CN worked to continuously connect employees to our Company wide sustainability initiative as well as to the wider world in which CN operates by encouraging environmental stewardship in yards, buildings and offices through CN EcoConnexions. CN promoted inclusion and tolerance in the workplace, including significant efforts to attract and hire individuals from all walks of life and to support diversity through sponsorship, scholarship and internship programs. CN offered training that introduced employees to different cultures, fostering respectful and sustainable relationships with a variety of communities across the Company’s network.

Workforce Engagement and Talent Management

As at December 31, 2015, CN employed a total of 23,172 employees in Canada, of which 75% were unionized employees. During 2015, the Company renewed collective agreements in Canada with the United Steelworkers of America (USW) governing maintenance of way employees; the Teamsters Canada Rail Conference (TCRC) governing rail traffic controllers and locomotive engineers; and Unifor, governing clerical, intermodal and shopcraft employees, as well as owner-operator truck drivers. The new collective agreements will expire at various dates between December 31, 2017 and March 31, 2019. In the U.S., the Company renewed collective agreements with the United Transportation Union (UTU) governing conductors and yardmasters.

Deepening employee engagement continues to be a key component of Mr. Mongeau’s strategic agenda and takes many forms, from regular quality communications to structured talent management, and careful leadership development. Two state-of-the-art training facilities were inaugurated in 2014 and are now bringing CN to the forefront of enhanced training excellence to improve training, accelerate productivity and instill a stronger safety culture.

In addition, the Company implemented several initiatives aimed at the retention of talent. A strong area of focus was on improving work/life balance for Conductors. Efforts also included reaching out to first-line supervisors to develop, engage, and retain them. An internship program for women was also launched, providing greater awareness of potential opportunities in Operations. CN continued to leverage workforce analytics to better understand internal movement and anticipate future talent needs at various levels.

Stakeholder Engagement

CN is actively engaged in building safer, stronger communities through the direct connections it makes with them. Responsible investments in development, donations and sponsorships and open, positive community outreach programs are the foundation of CN’s commitment. One of the best ways CN supports communities is by helping to ensure healthy and active lives for children and their families. The CN Miracle Match program, a national charitable initiative which rallies communities across Canada to support their local children’s hospitals, has raised more than C$12 million for children’s hospitals across Canada and the United States since its inception in 2006. Youth-oriented support has also involved connecting with Prairie farmers at the Canadian Western Agribition, a major agricultural exhibition and trade show in Regina (Saskatchewan), and entering into a national partnership with 4H Canada, the country’s biggest rural youth association, to advance community leadership and promote safety in rural communities. In 2015, CN also pledged C$5 million to assist Syrian refugees resettling in Canada. Connecting with their own communities to help make them better places to live and work is a reason why so many CN employees and retirees volunteer. CN supports its employees’ and retirees’ efforts through the CN Railroaders in the Community program which provides grants each year to hundreds of the charities where CN employees and retirees give of their time. CN’s connection with the Aboriginal community is also an important area of focus. Examples include CN’s five-year sponsorship of an annual week-long “Pulling Together” canoe event where CN executives, employees and Aboriginal leaders and youth share important Aboriginal traditions. CN was also a lead corporate sponsor of the Mississaugas of the New Credit First Nation during the 2015 Pan American/Parapan American Games in Toronto (Ontario).

Supporting municipalities in their work, CN was a sponsor of the Federation of Canadian Municipalities Annual General Meeting in 2015, as well as its annual Sustainable Communities Conference. To help build safer communities, CN Police are active in teaching good public rail-safety behaviours in schools and community events. CN continues to deliver on its Structured Community Engagement Plan with hundreds of fire chiefs, mayors and city managers across the network to share information about the transportation of dangerous goods, in addition to supporting training for thousands of emergency response personnel every year.

2015 Target Total Direct Compensation Summary

	2015 TOTAL DIRECT COMPENSATION
	(AT TARGET)

		AS A % OF
		TOTAL DIRECT
	U.S.$	COMPENSATION

Salary	1,075,000	13.8%

At-Risk Compensation

Annual Incentive Bonus	1,290,000	16.7%

Performance Share Units	3,256,065	41.9%

Stock Options	2,144,000	27.6%

Total Direct Compensation (Target)	7,765,065

2015 Target Pay Mix

52 CN MANAGEMENT INFORMATION CIRCULAR 2016

Other Named Executive Officers’ Compensation

Luc Jobin,

Executive Vice-President and Chief Financial Officer

Mr. Jobin is responsible for the Company’s financial management and governance, strategic planning and information technology.

Appointed CN’s Executive Vice-President and Chief Financial Officer (“CFO”) in June 2009, Mr. Jobin has extensive experience as a business leader and senior executive within the consumer goods, manufacturing and investment industries. Mr. Jobin obtained his Chartered Accountant designation from the Canadian Institute of Chartered Accountants and earned his Diploma in Public Accountancy from McGill University.

In 2015, Mr. Jobin’s base salary was maintained at U.S.$600,000 (C$767,220). As in 2014, Mr. Jobin’s target bonus for 2015 was 80% of base salary under the AIBP. In addition, Mr. Jobin received 23,538 PSUs and 61,288 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

2015 AIBP Objectives

Mr. Jobin’s performance in 2015 was assessed against individual performance objectives, including achieving key financial targets, supporting the strategic agenda, driving superior performance and intensifying people development, engagement and succession. Mr. Jobin was assessed as having partially exceeded his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Jobin received a 2015 annual bonus in the amount of U.S.$479,158 (C$663,155).

In addition to the regular compensation plan, Mr. Jobin was awarded a special cash award of U.S.$600,000 (C$830,400) in recognition for additional leadership duties performed in 2015 during Mr. Mongeau’s medical absence. The cash award was paid in February 2016.

2015 Target Total Direct Compensation Summary

	2015 TOTAL DIRECT COMPENSATION
	(AT TARGET)

			AS A % OF
			TOTAL DIRECT
	U.S.$		COMPENSATION

Salary	600,000		20.7%

At-Risk Compensation

Annual Incentive Bonus	480,000		16.5%

Performance Share Units	1,003,820		34.6%

Stock Options	821,259		28.2%

Total Direct Compensation (Target)	2,905,079	(1)

(1)	Excludes a special cash award of U.S.$600,000 in recognition for additional leadership duties performed by Mr. Jobin in 2015 during Mr. Mongeau’s medical leave of absence. The cash award was paid in February 2016.

2015 Target Pay Mix

Jim Vena,

Executive Vice-President and Chief Operating Officer

Mr. Vena is responsible for the Company’s North American rail operations. Appointed CN’s Executive Vice-President and COO in February 2013, Mr. Vena has extensive railway experience having held successively senior positions within the Company’s operating functions.

Mr. Vena joined CN in 1977 as a brakeman in Jasper, Alberta. Mr. Vena gradually took over various management positions in CN operations and marketing and led all three of CN’s operating regions as Senior Vice-President, Southern Region; Senior Vice-President, Western Region; and Senior Vice-President, Eastern Region.

In 2015, Mr. Vena’s base salary was increased to U.S.$600,000 (C$767,220) to maintain his competitive position against market. As in 2014, Mr. Vena’s target bonus for 2015 was 80% of base salary under the AIBP. In addition, Mr. Vena received 23,215 PSUs and 60,448 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

2015 AIBP Objectives

Mr. Vena’s performance in 2015 was assessed against individual performance objectives, including service, cost control, asset utilization, safety and people. Certain key metrics in the areas of service, cost control and asset utilization exceeded set objectives, therefore, Mr. Vena was assessed as having partially exceeded his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Vena received a 2015 annual bonus in the amount of U.S.$479,158 (C$663,155).

2015 Target Total Direct Compensation Summary

	2015 TOTAL DIRECT COMPENSATION
	(AT TARGET)

		AS A % OF
		TOTAL DIRECT
	U.S.$	COMPENSATION

Salary	600,000	20.8%

At-Risk Compensation

Annual Incentive Bonus	480,000	16.7%

Performance Share Units	990,046	34.4%

Stock Options	810,003	28.1%

Total Direct Compensation (Target)	2,880,049

2015 Target Pay Mix

CN MANAGEMENT INFORMATION CIRCULAR 2016 53

Jean-Jacques Ruest,

Executive Vice-President and Chief Marketing Officer

Mr. Ruest was appointed CN’s Executive Vice-President and Chief Marketing Officer (“CMO”) on January 1, 2010 and is responsible for providing the strategic direction and leadership for CN’s sales, marketing and supply chain solutions groups.

He is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he accumulated more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Masters in Business Administration in marketing from HEC Montréal and a Bachelor of Science degree in applied chemistry from the Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school.

In 2015, Mr. Ruest’s base salary was maintained at U.S.$560,000 (C$716,072). As in 2014, Mr. Ruest’s target bonus for 2015 was 80% of base salary under the AIBP. In addition, Mr. Ruest received 21,926 PSUs and 57,090 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

2015 AIBP Objectives

Mr. Ruest’s performance in 2015 was assessed against individual performance objectives, including delivering superior growth, price and yields, opening new markets and creating new products, balancing operational and service excellence and the leveraging of sales & marketing talent. Mr. Ruest was assessed as having achieved his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Ruest received a 2015 annual bonus in the amount of U.S.$416,013 (C$575,762).

2015 Target Total Direct Compensation Summary

	2015 TOTAL DIRECT COMPENSATION
	(AT TARGET)

		AS A % OF
		TOTAL DIRECT
	U.S.$	COMPENSATION

Salary	560,000	20.7%

At-Risk Compensation

Annual Incentive Bonus	448,000	16.5%

Performance Share Units	935,069	34.5%

Stock Options	765,006	28.3%

Total Direct Compensation (Target)	2,708,075

2015 Target Pay Mix

Sean Finn,

Executive Vice-President Corporate Services and Chief Legal Officer

Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000 and CN’s Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) in December 2008. He is responsible for a wide array of legal, government, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices.

Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of the Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto.

In 2015, Mr. Finn’s base salary was maintained at U.S.$528,000 (C$675,154). As in 2014, Mr. Finn’s target bonus for 2015 was 80% of base salary under the AIBP. In addition, Mr. Finn received 17,412 PSUs and 45,336 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan respectively.

2015 AIBP Objectives

Mr. Finn’s performance in 2015 was assessed against individual performance objectives related to taking CN’s stakeholder engagement to the highest standards, leading key strategic initiatives associated with Corporate Services, ensuring leadership development and succession for the Corporate Services function, ensuring leadership in corporate governance and being a trusted advisor to the President and CEO, the executive team and the Board. Mr. Finn was assessed as having achieved his overall individual performance objectives. Based on the Company’s financial performance, as well as on his individual assessment, Mr. Finn received a 2015 annual bonus in the amount of U.S.$392,241 (C$542,861).

2015 Target Total Direct Compensation Summary

	2015 TOTAL DIRECT COMPENSATION
	(AT TARGET)

		AS A % OF
		TOTAL DIRECT
	U.S.$	COMPENSATION

Salary	528,000	23.0%

At-Risk Compensation

Annual Incentive Bonus	422,400	18.4%

Performance Share Units	742,564	32.2%

Stock Options	607,502	26.4%

Total Direct Compensation (Target)	2,300,466

2015 Target Pay Mix

54 CN MANAGEMENT INFORMATION CIRCULAR 2016

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2010 to the period ended December 31, 2015. It assumes reinvestment of all dividends during the covered period.

	DEC-10	DEC-11	DEC-12	DEC-13	DEC-14	DEC-15

CNR (C$)	100	123	141	191	256	251

CNI (U.S.$)	100	120	141	180	221	181

S&P/TSX (C$)	100	91	98	111	122	112

S&P 500 (U.S.$)	100	102	118	157	178	181

Look-Back: Total Compensation Earned by NEOs vs. Total Shareholder Return Performance

The following graph illustrates the year-over-year increase/decrease in cumulative total shareholder return on a C$100 investment in CN’s common shares on the TSX compared with the total compensation earned by NEOs in each year of the five-year period ended on December 31, 2015, and demonstrates the close link between the two. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the yearly change in unrealized and realized gains from equity-based incentive plans.

Over the last five years, the three main components of compensation — base salary, annual incentive, and LTI — that were earned by all NEOs combined represented about 0.91% of the approximate C$30 billion aggregate market capitalization increase over the same period. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, approximately 85% of the compensation earned by NEOs was derived from equity-based incentive plans, which demonstrates strong alignment between NEO compensation and shareholder return. Finally, over the same period, CN’s total compensation as per the Summary Compensation Table increased, on average, by 5.8% per year (32.3% over five years) as a result of compensation increases and currency fluctuation (please refer to “Impact on Currency” on page 55 for more details).

2015 Highlights

Impact of Currency

In 2015, the difference between the Canadian dollar and the U.S. dollar continued to increase to an average of 28% which results in an increase of compensation values disclosed in the Summary Compensation Table in Canadian dollars.

The year-over-year total compensation change for the President and CEO was -5.6% on a constant currency compared to 7.9% as per the Summary Compensation Table in Canadian dollars presented on page 56. On average, the year-over-year total compensation change for the other NEOs was 0.3% on a constant currency basis compared to 15.0% as per the Summary Compensation Table in Canadian dollars presented on page 56.

The following table provides guidance on year-over-year compensation increases based on a constant currency basis:

	COMPENSATION CHANGE IN 2015 ON A CONSTANT CURRENCY,
	AS APPROVED BY THE BOARD

	CEO	OTHER NEOs

Base Salary	0.0%	1.8%

Long-Term Incentive	9.1%	11.2%

Total Compensation	(5.6%)	0.3%

Impact of LTI Valuation Change

In 2014, the Company changed the methodology used for LTI valuation to reinforce alignment throughout the compensation review process. As a result, the LTI value disclosed in 2014 and 2015 is based on Willis Towers Watson expected life binomial methodology.

CN MANAGEMENT INFORMATION CIRCULAR 2016 55

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S. denominated compensation from the Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 57 – Total Compensation for the NEOs in U.S. Dollars.

Summary Compensation Table in Canadian Dollars

The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the disclosure rules issued by the Canadian Securities Administrators, for the years ended December 31, 2015, 2014 and 2013. Fluctuation in the exchange rate affects year-over-year comparability. Please refer to page 68 for currency exchange information.

					NON-EQUITY
					INCENTIVE
					PLAN
					COMPENSATION –
			SHARE-	OPTION-	ANNUAL
			BASED	BASED	INCENTIVE	PENSION		ALL OTHER	TOTAL
NAME AND PRINCIPAL POSITION	YEAR	SALARY	AWARDS (1)(3)	AWARDS (2)(3)	PLANS (4)	VALUE (5)		COMPENSATION (6)	COMPENSATION
		(C$)	(C$)	(C$)	(C$)	(C$)		(C$)	(C$)

Claude Mongeau	2015	1,374,603	4,108,718	2,705,600	1,657,885	132,000		98,298	10,077,104
President and	2014	1,187,338	3,373,982	2,113,200	2,544,099	40,000		82,988	9,341,607
Chief Executive Officer	2013	1,055,648	3,210,050	1,609,300	1,644,443	628,000		82,191	8,229,632

Luc Jobin	2015	767,220	1,266,687	1,036,380	663,155	232,478	(7)	854,642 (8)	4,820,562
Executive Vice-President	2014	662,700	1,026,176	746,194	988,405	180,833	(7)	21,021	3,625,329
and Chief Financial Officer	2013	617,940	945,575	587,818	561,517	150,669	(7)	18,694	2,882,213

Jim Vena	2015	767,220	1,249,306	1,022,176	663,155	89,000	(9)	17,439	3,808,296
Executive Vice-President	2014	618,520	1,026,176	746,194	883,532	288,000		14,734	3,577,156
and Chief Operating Officer	2013	546,061	980,709	554,670	518,958	2,200,000	(10)	13,497	4,813,895

Jean-Jacques Ruest	2015	716,072	1,179,933	965,392	575,762	350,000		20,472	3,807,631
Executive Vice-President	2014	618,520	970,637	705,809	922,512	195,000		17,541	3,430,019
and Chief Marketing Officer	2013	576,744	893,255	555,293	524,083	310,000		17,233	2,876,608

Sean Finn	2015	675,154	937,017	766,632	542,861	355,000		18,214	3,294,878
Executive Vice-President Corporate	2014	583,176	832,113	605,080	833,045	182,000		15,458	3,050,872
Services and Chief Legal Officer	2013	543,787	788,070	489,905	464,652	317,000		14,846	2,618,260

(1)	Valuation Disclosure for Share-Based Awards — Consistent with disclosure requirements, the following (a) summarizes the methodology and key assumptions used to calculate the fair value of awards at the grant date and (b) discloses the fair value used for accounting and financial reporting purposes. For 2015 and 2014 share-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. The value may differ from the value reported for accounting purposes due to the differences in valuation input assumptions, as provided on page 58. For 2013 share-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the accounting fair value of awards.

A summary of the 2015 and 2014 valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented on page 58.

		WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL		ACCOUNTING VALUATION
		METHODOLOGY		METHODOLOGY		VARIANCE

						WILLIS TOWERS
		VALUATION	GRANT DATE	VALUATION	GRANT DATE	WATSON VS.
		FACTOR	FAIR VALUE	FACTOR	FAIR VALUE	ACCOUNTING

2015	Share-Base Award

ROIC		59%	C$49.88	60.2%	C$50.87	(C$0.99)

TSR		78%	C$65.95	135.8%	C$114.86	(C$48.91)

2014	Share-Based Award	55%	C$32.29	47.5%	C$27.91	C$4.38

(2)	Valuation Disclosure for Option-Based Awards — Consistent with disclosure requirements, the following (a) summarizes the methodology and key assumptions used to calculate the fair value of awards at the grant date and (b) discloses where the fair value used for accounting and financial reporting purposes. For 2015 and 2014 option-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. The value differs from the value reported for accounting purposes due to the differences in valuation input assumptions, as provided on page 58. For 2013 option-based awards, the fair value of awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the accounting fair value of awards.

A summary of the 2015 and 2014 valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented on page 58.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL		ACCOUNTING VALUATION
	METHODOLOGY		METHODOLOGY		VARIANCE

					WILLIS TOWERS
	VALUATION	GRANT DATE	VALUATION	GRANT DATE	WATSON VS.
	FACTOR	FAIR VALUE	FACTOR	FAIR VALUE	ACCOUNTING

2015 Option-Based Award	20%	C$16.91	15.6%	C$13.22	C$3.69

2014 Option-Based Award	20%	C$11.74	18.9%	C$11.08	C$0.66

56 CN MANAGEMENT INFORMATION CIRCULAR 2016

(3)	LTI Valuation Comparison — CN changed its equity valuation methodology in 2014 to reinforce alignment through its compensation review process. Consequently, the LTI values disclosed in the Summary Compensation Table for 2015 and 2014 are calculated using the Willis Towers Watson expected life binomial methodology. As a result of the change in valuation methodology, comparison between 2015 and 2014 share-based and option-based award values and historical values is challenging. For comparison purposes, a supplementary Summary Compensation Table for the President and Chief Executive Officer is provided below which shows the grant date fair values for share-based and option-based awards for 2015, 2014 and 2013 solely using the accounting fair value of awards.

					NON-EQUITY
					INCENTIVE
					COMPENSATION
					PLAN –
				OPTION-	ANNUAL
			SHARE-BASED	BASED	INCENTIVE	PENSION	ALL OTHER	TOTAL
NAME AND PRINCIPAL POSITION	YEAR	SALARY	AWARDS	AWARDS	PLANS	VALUE	COMPENSATION	COMPENSATION
		(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)

Claude Mongeau	2015	1,374,603	5,080,026	2,115,200	1,657,885	132,000	98,298	10,458,012
President and	2014	1,187,338	2,916,316	1,994,400	2,544,099	40,000	82,988	8,765,141
Chief Executive Officer	2013	1,055,648	3,210,050	1,609,300	1,644,443	628,000	82,191	8,229,632

(4)	Represents the incentive award earned under the AIBP for the applicable year. Refer to page 44 for the details of the AIBP.

(5)	Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 65.

(6)	Includes the value of perquisites, personal benefits and other compensation (as applicable), for example post-retirement benefits or the Employer contribution under the ESIP. Perquisites and other personal benefits that in aggregate amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 59.

(7)	The pension plan value stated for Mr. Jobin excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan. Refer to page 65 for details of the Defined Contribution Supplemental Executive Retirement Plans.

(8)	The “All Other Compensation” column for Mr. Jobin includes a special cash award of U.S.$600,000 (C$830,400) in recognition for additional leadership duties performed by Mr. Jobin in 2015 during Mr. Mongeau’s medical leave of absence. The cash award was paid in February 2016.

(9)	The decrease in 2015 pension value for Mr. Vena is attributable to the attainment of the 35-year maximum service in all plans.

(10)	The 2013 pension value for Mr. Vena reflects his appointment as Executive Vice-President and Chief Operating Officer of CN on February 19, 2013, which increased his projected pensionable earnings.

Total Compensation for the NEOs in U.S. Dollars

The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2015, 2014 and 2013. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S. denominated compensation from the Class I Railroad comparator group.

					NON-EQUITY
					INCENTIVE
					PLAN
					COMPENSATION –
				OPTION-	ANNUAL
			SHARE-BASED	BASED	INCENTIVE	PENSION	ALL OTHER	TOTAL
NAME AND PRINCIPAL POSITION	YEAR	SALARY	AWARDS	AWARDS	PLANS	VALUE	COMPENSATION	COMPENSATION
		(U.S.$)	(U.S.$)	(U.S.$)	(U.S.$)	(U.S.$)	(U.S.$)	(U.S.$)

Claude Mongeau	2015	1,075,000	3,256,065	2,144,000	1,197,894	113,783	76,873	7,863,615
President and	2014	1,075,000	3,041,704	1,906,200	2,193,000	37,608	75,136	8,328,648
Chief Executive Officer	2013	1,025,000	3,201,804	1,605,500	1,546,110	631,219	79,805	8,089,438

Luc Jobin	2015	600,000	1,003,820	821,259	479,158	200,395	618,958	3,723,590
Executive Vice-President	2014	600,000	925,116	673,100	852,000	170,020	19,032	3,239,268
and Chief Financial Officer	2013	600,000	943,146	586,430	527,940	151,441	18,151	2,827,108

Jim Vena	2015	600,000	990,046	810,003	479,158	76,718	13,638	2,969,563
Executive Vice-President	2014	560,000	925,116	673,100	761,600	270,778	13,340	3,203,934
and Chief Operating Officer	2013	530,208	971,222	549,440	487,926	2,211,278	13,105	4,763,179

Jean-Jacques Ruest	2015	560,000	935,069	765,006	416,013	301,698	16,010	2,993,796
Executive Vice-President	2014	560,000	875,047	636,671	795,200	183,340	15,881	3,066,139
and Chief Marketing Officer	2013	560,000	890,960	553,982	492,744	311,589	16,733	2,826,008

Sean Finn	2015	528,000	742,564	607,502	392,241	306,008	14,244	2,590,559
Executive Vice-President Corporate	2014	528,000	750,165	545,809	718,080	171,117	13,995	2,727,166
Services and Chief Legal Officer	2013	528,000	786,046	488,748	436,867	318,625	14,415	2,572,701

CN MANAGEMENT INFORMATION CIRCULAR 2016 57

Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards

The fair value of the LTI awards reflects their expected value on the date of the grant. In 2013, the expected value was calculated in accordance with Accounting Standards Codification (ASC) 718 — Compensation — Stock Compensation, under U.S. GAAP. In 2015 and 2014, the value was calculated based on Willis Towers Watson expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the award of PSUs under the Share Units Plan. Option-based awards represent the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions:

	2013	2013	2014	2015
SHARE-BASED AWARDS (PSUs)	(JANUARY)	(FEBRUARY)	(FEBRUARY)	(JANUARY)

Closing share price on grant date (C$)	47.30	50.75	58.71	84.55

Risk-free interest rate over term of the award (1)			0.25% to 0.50% based	0.25% to 0.75% based
	1.20%	1.21%	on yield curve	on yield curve

Expected stock price volatility over term of the award (2)	17%	17%	20%	17%
Expected annual dividends per share (C$)	0.86	0.86	0.86	1.00

Expected term	3 years	3 years	3 years	3 years

Resulting fair value per unit (C$)				ROIC – 49.88
	27.25	34.08	32.29	TSR – 65.95

	2013	2013	2014	2015
OPTION-BASED AWARDS	(JANUARY)	(FEBRUARY)	(FEBRUARY)	(JANUARY)

Closing share price on grant date (C$)	47.30	50.75	58.71	84.55

Risk-free interest rate over term of the award (1)			0.25% to 1.75% based	0.25% to 2.75% based
	1.41%	1.48%	on yield curve	on yield curve

Expected stock price volatility over term of the award (2)	23%	23%	26%	23%
Expected annual dividends per share (C$)	0.86	0.86	0.86	1.00

Expected term (3)	5.4 years	5.4 years	6.25 years	6.25 years
Resulting fair value per stock option (C$)	8.47	9.36	11.74	16.91

(1)	Based on the zero coupon yield curve rate commensurate with the expected term of the award. The Willis Towers Watson Expected Life Binomial model (2015 and 2014) uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate.

(2)	Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of the award.

(3)	Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the “SEC Safe Harbor” calculation. Groups of employees that have similar historical exercise behaviour are considered separately.

The share and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility.

58 CN MANAGEMENT INFORMATION CIRCULAR 2016

Details of “All Other Compensation” Amounts for 2015, 2014, and 2013 (1)

						ALL OTHER
						COMPENSATION
						(TOTAL OF THE
		PERQUISITES AND OTHER			OTHER	TWO PREVIOUS
NAME	YEAR	PERSONAL BENEFITS (2)		COMPENSATION		COLUMNS)
			(C$)		(C$)	(C$)

Claude Mongeau	2015	Company-leased vehicle:	16,667	ESIP Employer contribution:	28,736 (3)	98,298
		Financial counselling:	20,000	Post-retirement benefits:	3,400 (4)
		Healthcare benefits and life insurance:	14,332
		Other perquisites:	15,163

	2014	Company-leased vehicle:	16,364	ESIP Employer contribution:	25,174 (3)	82,988
		Financial counselling:	16,300	Post-retirement benefits:	2,600 (4)
		Healthcare benefits and life insurance:	8,402
		Other perquisites:	14,148

	2013	Company-leased vehicle:	16,594	ESIP Employer contribution:	22,025 (3)	82,191
		Financial counselling:	15,980	Post-retirement benefits:	2,800 (4)
		Healthcare benefits and life insurance:	9,083
		Other perquisites:	15,709

Luc Jobin	2015		Nil	Special award:	830,400 (5)	854,642
				ESIP Employer contribution:	16,042 (3)
				Post-retirement benefits:	8,200 (4)
	2014		Nil	ESIP Employer contribution:	14,621 (3)	21,021
				Post-retirement benefits:	6,400 (4)
	2013		Nil	ESIP Employer contribution:	12,894 (3)	18,694
				Post-retirement benefits:	5,800(4)
Jim Vena	2015		Nil	ESIP Employer contribution:	16,039 (3)	17,439
				Post-retirement benefits:	1,400 (4)
	2014		Nil	ESIP Employer contribution:	13,634 (3)	14,734
				Post-retirement benefits:	1,100 (4)
	2013		Nil	ESIP Employer contribution:	10,997 (3)	13,497
				Post-retirement benefits:	2,500 (4)
Jean-Jacques Ruest	2015		Nil	ESIP Employer contribution:	14,972 (3)	20,472
				Post-retirement benefits:	5,500 (4)
	2014		Nil	ESIP Employer contribution:	13,141 (3)	17,541
				Post-retirement benefits:	4,400 (4)
	2013		Nil	ESIP Employer contribution:	12,033 (3)	17,233
				Post-retirement benefits:	5,200 (4)
Sean Finn	2015		Nil	ESIP Employer contribution:	14,114 (3)	18,214
				Post-retirement benefits:	4,100 (4)
	2014		Nil	ESIP Employer contribution:	12,258 (3)	15,458
				Post-retirement benefits:	3,200 (4)
	2013		Nil	ESIP Employer contribution:	11,346 (3)	14,846
				Post-retirement benefits:	3,500 (4)

(1)	This table outlines the perquisites and other compensation received by NEOs in 2015, 2014 and 2013. The amounts are calculated based on the incremental cost to the Company. CN does not provide tax gross-ups on such perquisites and CN’s policy on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances.

(2)	Perquisites and other personal benefits include the use of a company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 48 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column.

(3)	Represents the value of the Company-match under the ESIP.

(4)	Represents the service cost for post-retirement benefits, if applicable.

(5)	Represents a special cash award of U.S.$600,000 (C$830,400) in recognition for additional leadership duties performed by Mr. Jobin in 2015 during Mr. Mongeau’s medical leave of absence and converted to Canadian dollars using the December 31, 2015 exchange rate of U.S.$1.00 = C$1.3840.

CN MANAGEMENT INFORMATION CIRCULAR 2016 59

Incentive Plan Awards

Share-Based and Option-Based Awards in 2015

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, and grants of stock options made under the Management Long-Term Incentive Plan in 2015.

					SHARE PRICE	AWARD’S GRANT
			SECURITIES, UNITS		ON DATE	DATE FAIR
			OR OTHER RIGHTS	END OF PLAN PERIOD	OF GRANT	VALUE (1)
NAME	GRANT DATE	AWARD TYPE	(#)	OR EXPIRY DATE	(C$)	(C$)

Claude Mongeau	January 29, 2015	PSUs (2)	76,350	December 31, 2017	84.55	4,108,718
		Options (3)	160,000	January 29, 2025	84.55	2,705,600
Luc Jobin	January 29, 2015	PSUs (2)	23,538	December 31, 2017	84.55	1,266,687
		Options (3)	61,288	January 29, 2025	84.55	1,036,380
Jim Vena	January 29, 2015	PSUs (2)	23,215	December 31, 2017	84.55	1,249,306
		Options (3)	60,448	January 29, 2025	84.55	1,022,176
Jean-Jacques Ruest	January 29, 2015	PSUs (2)	21,926	December 31, 2017	84.55	1,179,933
		Options (3)	57,090	January 29, 2025	84.55	965,392
Sean Finn	January 29, 2015	PSUs (2)	17,412	December 31, 2017	84.55	937,017
		Options (3)	45,336	January 29, 2025	84.55	766,632

(1)	The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the Summary Compensation Table on page 58.

(2)	The PSUs granted in 2015 were made under the Share Units Plan. The payout of PSUs granted in 2015 to NEOs is subject to two distinct performance measures. 70% of the PSU award is subject to the achievement of solid return on invested capital performance for the period ending on December 31, 2017 and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$77.59 or U.S.$67.20. The remaining 30% is subject to CN’s relative TSR measured against two comparator groups i) Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2017. Details are described under “Performance Share Units: 2015 Award” on page 47.

(3)	The stock options granted in 2015 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section “Management Long-Term Incentive Plan” on page 63 for a description of the plan.

60 CN MANAGEMENT INFORMATION CIRCULAR 2016

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2015.

		OPTION-BASED AWARDS (1)				SHARE-BASED AWARDS
								MARKET OR
						NUMBER OF	MARKET OR	PAYOUT VALUE
	NUMBER OF					SHARES OR	PAYOUT VALUE	OF VESTED
	SECURITIES				VALUE OF	UNITS OF	OF SHARE-	SHARE-BASED
	UNDERLYING	OPTION	OPTION		UNEXERCISED	SHARES THAT	BASED AWARDS	AWARDS NOT
	UNEXERCISED	EXERCISE	EXERCISE	OPTION	IN-THE-MONEY	HAVE NOT	THAT HAVE	PAID OUT OR
	OPTIONS	PRICE (2)	PRICE (2)	EXPIRATION	OPTIONS (3)	VESTED (4)	NOT VESTED (5)	DISTRIBUTED (6)
NAME	(#)	(U.S.$)	(C$)	DATE	(C$)	(#)	(C$)	(C$)

Claude Mongeau	160,000	67.00	92.73	2025/01/29	40,602,339	180,840	13,985,789	45,985,873
	180,000	52.93	73.26	2024/02/03
	190,000	47.18	65.29	2023/01/24
	220,000	38.19	52.85	2022/01/26
	240,000	34.71	48.03	2021/01/27
	256,000	25.62	35.46	2020/01/28
	160,000	17.09	23.65	2019/01/26
	120,000	24.04	33.27	2018/01/24
	12,000	22.34	30.91	2017/01/25
Luc Jobin	61,288	67.00	92.73	2025/01/29	5,535,347	56,235	4,349,136	8,408,213
	63,560	52.93	73.26	2024/02/03
	69,400	47.18	65.29	2023/01/24
	80,960	38.19	52.85	2022/01/26
	83,840	34.71	48.03	2021/01/27
Jim Vena	60,448	67.00	92.73	2025/01/29	1,287,390	54,995	4,253,199	6,038,164
	63,560	52.93	73.26	2024/02/03
	44,600	50.15	69.41	2023/02/19
	16,200	47.18	65.29	2023/01/24
	19,560	38.19	52.85	2022/01/26
Jean-Jacques Ruest	57,090	67.00	92.73	2025/01/29	8,865,201	51,986	4,020,489	16,236,489
	60,120	52.93	73.26	2024/02/03
	65,560	47.18	65.29	2023/01/24
	76,200	38.19	52.85	2022/01/26
	78,600	34.71	48.03	2021/01/27
	87,400	25.62	35.46	2020/01/28
Sean Finn	45,336	67.00	92.73	2025/01/29	1,330,208	43,182	3,339,606	3,354,919
	51,540	52.93	73.26	2024/02/03
	57,840	47.18	65.29	2023/01/24
	17,270	38.19	52.85	2022/01/26

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2015.

(2)	All stock option exercise prices shown are in Canadian dollars. Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars, were converted to Canadian dollars using the December 31, 2015 exchange rate of U.S.$1.00 = C$1.3840. The following table presents the option exercise prices that were converted to Canadian dollars:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE	OPTION EXERCISE PRICE
	(U.S.$)	(C$)

2025/01/29	67.00	92.73

2024/02/03	52.93	73.26

2023/02/19	50.15	69.41

2023/01/24	47.18	65.29

2022/01/26	38.19	52.85

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE	OPTION EXERCISE PRICE
	(U.S.$)	(C$)

2021/01/27	34.71	48.03

2020/01/28	25.62	35.46

2019/01/26	17.09	23.65

2018/01/24	24.04	33.27

2017/01/25	22.34	30.91

(3)	The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2015, on the TSX (C$77.35) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2015 on the NYSE (U.S.$55.88) converted to Canadian dollars based on the December 31, 2015 exchange rate of U.S.$1 = C$1.3840 (i.e. U.S.$55.88 × 1.3840 = C$77.34) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4)	Includes all PSUs outstanding on December 31, 2015 that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved. For Mr. Jobin, the value also includes the company-matched DSUs outstanding on December 31, 2015 (917 units) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year.

(5)	The value of outstanding share units awarded under the Share Units Plan is based on the closing price of the common shares on the NYSE on December 31, 2015 (U.S.$55.88) converted to Canadian dollars based on the December 31, 2015 exchange rate of U.S.$1 = C$1.3840 (i.e. U.S.$55.88 X 1.3840 = C$77.34) and assuming that the target average relative TSR and ROIC objectives (i.e. 100%) and the minimum share price condition are met. In accordance with the plan, a performance vesting factor between 0% and 150%/200% will apply to the awarded share units. For Mr. Jobin, the value of the company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2015 (C$77.35) and is equivalent to C$70,957.

CN MANAGEMENT INFORMATION CIRCULAR 2016 61

(6)	Includes the value as at December 31, 2015 of the 2013 PSU awards granted under the Share Units Plan based on the closing price of the Company’s common shares on the TSX of C$77.35. The average ROIC for the period ended on December 31, 2015 was 17.38%, exceeding the target for the plan period. The performance vesting factor was therefore 150% and the minimum share price condition was also met. The 2013 PSU awards were equity-settled for all NEOs on February 26, 2016. Also includes the value as at December 31, 2015 of the DSUs that have vested under the terms of the VIDP and the Senior Executive Bonus Share Plan based on the closing share price of the Company’s common shares on the TSX of C$77.35. Units held under these deferred compensation plans are only payable upon cessation of employment (please refer to page 64 for more details on the Company’s Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2015:

		ACCUMULATED
NEOs	2013 PSUs	DSUs	TOTAL
	(C$)	(C$)	(C$)

Claude Mongeau	13,665,610	32,320,263	45,985,873

Luc Jobin	4,025,439	4,382,774	8,408,213

Jim Vena	3,526,609	2,511,555	6,038,164

Jean-Jacques Ruest	3,802,706	12,433,783	16,236,489

Sean Finn	3,354,919	–	3,354,919

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2015.

			NON-EQUITY INCENTIVE PLAN
	OPTION-BASED AWARDS – VALUE	SHARE-BASED AWARDS – VALUE	COMPENSATION – VALUE
NAME	VESTED DURING THE YEAR (1)	VESTED DURING THE YEAR (2)	EARNED DURING THE YEAR (3)
	(C$)	(C$)	(C$)

Claude Mongeau	6,738,892	13,665,610	1,657,885

Luc Jobin	2,416,029	4,191,313	663,155

Jim Vena	1,109,788	3,526,609	663,155

Jean-Jacques Ruest	2,273,785	3,802,706	575,762

Sean Finn	2,058,050	3,354,919	542,861

(1)	Represents the value of the potential gains from stock options granted under the Management Long-Term Incentive Plan in 2011, 2012, 2013 and 2014 that vested during the 2015 financial year. These grants all vest over four years, with 25% of stock options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 63 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2015 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 68). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)	Includes PSUs granted in 2013 that vested on December 31, 2015 under the Share Units Plan and, for Mr. Jobin, the 25% of the Company-matched DSUs that vested on January 31, 2015 under the VIDP. The PSU values included in the table have been calculated by multiplying the number of units granted by the performance vesting factor of 150% and by the closing price of the common shares on December 31, 2015 on the TSX (C$77.35). The 2013 PSU awards were equity-settled for all NEOs on February 26, 2016.

(3)	Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2015.

Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2015 as well as PSUs which vested on December 31, 2015. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs

			VALUE REALIZED ON
	NUMBER OF SHARES	VALUE REALIZED ON EXERCISE	DECEMBER 31, 2015	TOTAL VALUE REALIZED
NAME	ACQUIRED ON EXERCISE	(C$)	(C$)	(C$)

Claude Mongeau	200,000	10,028,635	13,665,610	23,694,245

Luc Jobin	167,400	8,171,068	4,025,439	12,196,507

Jim Vena	83,860	3,841,325	3,526,609	7,367,934

Jean-Jacques Ruest	139,600	7,641,468	3,802,706	11,444,174

Sean Finn	129,670	3,814,410	3,354,919	7,169,329

62 CN MANAGEMENT INFORMATION CIRCULAR 2016

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan was approved by the Company’s shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007, March 4, 2008 and on January 27, 2015.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Grants cannot be made to non-executive Board directors under the Plan. The maximum number of common shares that may be issued under the Plan is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at December 31, 2015.

Stock Options Outstanding and Available for Grant as of February 29, 2016

	# OF	% OF
	COMMON	OUTSTANDING
	SHARES	COMMON SHARES

Stock options already granted and outstanding	6,755,061	0.86%

Stock options issuable under the Plan	17,333,967	2.21%

Shares issued following the exercise of
stock options	95,910,972	12.23%

The following table presents information concerning stock options granted under the Plan as at December 31 of the years indicated below.

	2015	2014

Number of stock options granted during
the year	852,943	961,490

Number of employees who were granted
stock options	193	195

Number of stock options outstanding
at year-end	5,863,991	7,537,564

Weighted average exercise price of
stock options outstanding	C$53.43	C$37.37

Number of stock options granted
as a % of outstanding shares	0.11%	0.12%

Number of stock options exercised	2,506,145	1,079,870

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options.

Stock Option Features

Grant Currency	Same currency as the recipient’s salary

Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on
the grant date.

Term	Ten years

Vesting Criteria	Stock options may become exercisable on the anniversary
date (“conventional stock options”) and/or upon meeting
performance targets (“performance options”) as established for each grant.
Since 2005, grants have been of conventional stock options,
which vest over four years, with 25% of stock options vesting on each anniversary.

Termination Conditions	Stock options shall be cancelled upon the termination of
a participant’s employment for cause or if the participant
voluntarily terminates employment.
In the event that a participant’s employment is terminated
by the Company other than for cause, all stock options held
by such participant shall be cancelled three months after
termination of the participant’s employment.
In the case of retirement, stock options are cancelled three years after the retirement date.
In the event of a participant’s death, all available stock
options may be exercised by the estate within a period of
twelve months.
In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled.
These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of stock options under the Plan (“Options”) provided, however, that the Company shall obtain shareholder approval for:

(i)	any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

(ii)	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;

(iii)	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

(iv)	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

(v)	the addition in the Plan of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company;

(vi)	any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

(vii)	any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period;

CN MANAGEMENT INFORMATION CIRCULAR 2016 63

(viii)	any increase to the maximum number of common shares that may be issued:

a.	under the Plan to any participant during any calendar year; or

b.	under the Plan and under any other plan to any participant, and

(ix)	the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 49 for more details on such amendment.

On January 27, 2015, the Plan was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the Plan was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. The plan amendment also provides the President and CEO with the option to waive or reduce, on an individual basis, the continuous service condition of five (5) years. The President and CEO may also reduce the retirement age condition to not lower than 55 years of age for Options granted prior to January 27, 2015.

Deferred Compensation Plans

The Voluntary Incentive Deferral Plan was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan.

The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 48 for a detailed description). The Company also credits a company match equal to 25% of the number of DSUs resulting from an eligible deferral. These company-matched DSUs vest over a period of four years (25% per year) from the deferral date.

Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. Certain executives hold DSUs in accordance with past awards made under the Senior Executive Bonus Share Rights Plan. These awards, which vested in January 2001, are payable upon their retirement or termination date. No additional awards may be made under this plan.

In October 2014, CN modified its Voluntary Incentive Deferral Plan to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes will affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 will be settled in shares upon retirement or termination (including vested company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. tax payers).

Following the modification of the Voluntary Incentive Deferral Plan, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

Employment Arrangements

President and CEO

Claude Mongeau was appointed President and CEO of the Company effective January 1, 2010. The Board of Directors, upon the recommendation of the Committee, approved, at its April 20, 2009 meeting, the terms and conditions of Mr. Mongeau’s employment. Mr. Mongeau’s employment as President and CEO is not for a fixed term; he serves at the will of the Board.

The President and CEO is eligible for the same compensation, benefit plans and programs as the other executives except for the following:

•	Under the AIBP, his target payout is 120% of base salary with a payout ranging from 0% to 240%.

•	Mr. Mongeau’s supplemental pension plan remains in effect, but the annual pension benefit payable under this plan upon retirement is capped at U.S.$1,000,000. See also the “Pension Plan Benefits” section that starts on page 65.

•	Mr. Mongeau is required to maintain a minimum level of stock ownership equivalent to five times his annual salary. He is also required to maintain this stock ownership level for one year following retirement.

•	Mr. Mongeau is limited to participating in only one outside public company board.

Other NEOs

The Company has not entered into formal employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment which are all described in this Information Circular.

64 CN MANAGEMENT INFORMATION CIRCULAR 2016

Pension Plan Benefits

Canadian Pension Plans and Other

Retirement Arrangements

CN’s Principal Pension Plan (“CNPP”) and Senior Management Pension Plan (“SMPP”)

Messrs. Mongeau, Vena, Ruest and Finn participate in the CNPP and SMPP, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the SMPP, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2015, the aggregate annual retirement benefit payable under both plans is subject to a maximum of C$2,819 per year of pensionable service and is calculated as follows:

•	1.7% of highest average earnings up to the average year’s maximum pensionable earnings (“YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years)

plus

•	2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years).

Under both plans, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to Company consent. Retirement benefits vest immediately when participation begins.

Special Retirement Stipend

Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (“SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete and non-solicitation clauses.

Messrs. Mongeau, Vena, Ruest and Finn have each signed an SRS agreement.

The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and SMPP (approximately C$148,613 in 2015), multiplied by the number of years of pensionable service (maximum 35 years).

Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level.

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the agreement.

SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002 vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through letters of credit.

Mr. Mongeau’s annual benefit payable under the SRS shall not exceed U.S.$1,000,000 (C$1,384,000).

Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”)

Mr. Jobin participates in the DCPP.

The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006 had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and SMPP mentioned above. Messrs. Mongeau, Vena, Ruest and Finn elected to remain in the CNPP and SMPP. Executives and senior management employees hired on or after January 1, 2006 automatically join the DCPP.

Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$25,370 in 2015).

The contribution percentage for executives depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)	% OF PENSIONABLE EARNINGS

Up to 39	6%

40–49	7%

50–59	8%

60 and above	9%

Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination.

Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”)

Mr. Jobin participates in the DC SERP.

The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limits applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP.

By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination.

Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation and other covenants as a condition of payment of retirement benefits accruing as of the effective date.

CN MANAGEMENT INFORMATION CIRCULAR 2016 65

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 12 — Pensions and Other Postretirement Benefits, on page 70 of the 2015 Annual Report and in Note 12 — Pensions and Other Postretirement Benefits, on page 73 of the 2014 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2015 and are in Canadian dollars.

				OPENING			COMPENSATORY CHANGE (1)				CLOSING
		ANNUAL BENEFITS PAYABLE		PRESENT							PRESENT
	NUMBER OF			VALUE OF			(C$)				VALUE OF
	YEARS OF			DEFINED						NON-COM-	DEFINED
	CREDITED	AT YEAR		BENEFIT			IMPACT	IMPACT		PENSATORY	BENEFIT
	SERVICE	END	AT AGE 65 (2)	OBLIGATION (3)	SERVICE		OF SALARY/	OF PLAN		CHANGE (4)	OBLIGATION (3)
NAME	(#)	(C$)	(C$)	(C$)	COST		BONUS	CHANGES	TOTAL	(C$)	(C$)

Claude Mongeau	21.67	1,343,000	1,511,000	16,463,000	301,000		(169,000)	0	132,000	1,903,000	18,498,000

Jim Vena	35.00	782,000	978,000	11,339,000	0	(5)	89,000	0	89,000	3,202,000	14,630,000

Jean-Jacques Ruest	19.67	511,000	627,000	6,201,000	326,000		24,000	0	350,000	1,141,000	7,692,000

Sean Finn	22.00	542,000	726,000	6,893,000	322,000		33,000	0	355,000	1,123,000	8,371,000

(1)	The change in present value that is attributable to compensation was calculated using December 31, 2014 actuarial assumptions and includes the service cost net of employee contributions, the increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for the years after 2015.

(3)	The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.

(4)	The change in present value that is not compensatory includes employee contributions, interest cost, changes in assumptions and gains and losses other than those resulting from a difference in earnings. The impact on the present value at the end of 2015 relating to the change in assumptions was mainly due to an increase in the currency exchange rate, an increase in the discount rate and a change in the retirement rates, the combined impact resulting in an increase in the present value.

(5)	Mr. Vena has reached the 35-year maximum service in all plans.

Defined Contribution Plans Table

The table below includes amounts from the Company’s registered and non-registered defined contribution plans.

	ACCUMULATED VALUE	COMPENSATORY	NON-COMPENSATORY	ACCUMULATED VALUE
NAME	AT START OF YEAR	AMOUNT (1)	AMOUNT (2)	AT YEAR END
	(C$)	(C$)	(C$)	(C$)

Luc Jobin (3)	1,084,450	232,478	93,691	1,410,619

(1)	Represents employer contributions and notional contributions.

(2)	Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses.

(3)	Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.

Non-Registered Plans Table

The following table provides the total present value for CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 12 — Pensions and Other Postretirement Benefits, on page 70 of the 2015 Annual Report and in Note 12 — Pensions and Other Postretirement Benefits, on page 73 of the 2014 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2015.

PLANS	OPENING PRESENT VALUE OF BENEFIT OBLIGATION	CLOSING PRESENT VALUE OF BENEFIT OBLIGATION
	(C$)	(C$)

Non-Registered Defined Benefit Plans in Canada and U.S.	347,900,000	372,400,000	(1)

Non-Registered Defined Contribution Plans in Canada and U.S.	3,200,000	4,200,000

(1)	The increase in the present value at the end of 2015 was mainly due to benefit accruals and the increase in the currency exchange rate. The increase in the present value attributable to benefit accruals and the currency exchange rate was partially offset by the increase in the discount rate and a change in the retirement rates, which both decreased the present value.

66 CN MANAGEMENT INFORMATION CIRCULAR 2016

Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION		RETIREMENT	CHANGE OF CONTROL	TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year		Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year (minimum of 3 months), subject to providing a 6-month notice period prior to retirement	No specific provision	Forfeits eligibility to the plan
Stock Options (1)	All stock options are cancelled	Grants made before January 2009 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited	Grants made since January 2009 Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited	Grants made before January 2009 Continued vesting for three years Exercise of vested stock options within three years or otherwise forfeited

Grants made since January 2009

Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions

Continued vesting for three years

Exercise of vested stock options within three years or otherwise forfeited

Since 2011, the above conditions only apply if the executive remains in continuous and active service until the last day of the year in which the grant was made

Grants made prior to March 4, 2008 Immediate vesting of conventional stock options

Grants made since March 4, 2008

If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control

All stock options are cancelled
Performance Shares Units (1)	All PSUs are cancelled	Partial payout if performance measures are met and prorated based on active service during the plan period Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions

Full payout if performance measures are met and if the executive remains in continuous and active service until March 31st of the year following the year in which the grant was made

Subject to respect of 2-year non-compete, non-solicitation and confidentiality provisions

					If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change in Control	All PSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested company- matched DSUs	Payment of all vested units, including the vested company-matched DSUs		Payment of all vested units, including the vested company-matched DSUs	Immediate vesting of unvested company-matched DSUs	Payment of all vested units, including the vested company- matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Non-Registered Pension Plans and Arrangements (1)	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits	Payment of vested benefits	Payment of vested benefits, except for SRS benefits which are forfeited

(1)	In the event of resignation, involuntary termination, retirement or change of control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements.

(2)	A resignation for good reason may take place only during the twenty-four months following a change of control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100 kilometer radius of his or her office or home base immediately prior to the change of control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the change of control.

Severance entitlement payable to the NEOs would generally be determined in accordance with applicable legal requirements.

CN MANAGEMENT INFORMATION CIRCULAR 2016 67

Involuntary Termination

In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Retirement

On December 31, 2015, Mr. Vena was eligible for retirement with unreduced retirement benefits. Messrs. Ruest and Finn were also eligible for retirement but did not have sufficient service for unreduced retirement benefits. Had Messrs. Vena, Ruest and Finn retired on December 31, 2015, no incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on page 67.

Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2015.

Change of Control

	SHARE	STOCK	DEFERRED
NAME	UNITS PLAN (1)	OPTIONS	SHARE UNITS (2)	TOTAL
	(C$)	(C$)	(C$)	(C$)

Claude Mongeau	0	0	0	0

Luc Jobin	0	0	70,957	70,957

Jim Vena	0	0	0	0

Jean-Jacques Ruest	0	0	0	0

Sean Finn	0	0	0	0

(1)	An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2)	An NEO would be eligible for immediate vesting of the unvested company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see section “Deferred Compensation Plans” on page 64 for a description of the Voluntary Incentive Deferral Plan). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2015 (C$77.35).

Currency Exchange Information

Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	EXCHANGE RATE USED	ACTUAL RATE U.S.$1 = C$X

Salary	Average rate during the year	2015:	1.2787
All other compensation		2014:	1.1045
		2013:	1.0299

Annual incentive bonus plan	When bonus is earned (i.e. December 31)	December 31, 2015:	1.3840
		December 31, 2014:	1.1601
		December 31, 2013:	1.0636

Pension value	December 31	December 31, 2015:	1.3840
Value of unexercised in-the-money options		December 31, 2014:	1.1601
Market value of share-based awards that have not vested		December 31, 2013:	1.0636
Non-equity incentive plan compensation – Value earned		December 31, 2012:	0.9949
during the year
Termination scenarios – incremental costs

Option-based awards – Value vested during the year	Actual vesting date of the grants made on:
	February 3, 2014	February 3, 2015:	1.2396
	February 19, 2013	February 19, 2015:	1.2498
	January 24, 2013	January 24, 2015:	1.2424
	January 26, 2012	January 26, 2015:	1.2464
	January 27, 2011	January 27, 2015:	1.2404

68 CN MANAGEMENT INFORMATION CIRCULAR 2016

Other Information

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2015, certain information with respect to the Company’s management Long-Term Incentive Plan.

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
	NUMBER OF SECURITIES TO BE	WEIGHTED AVERAGE EXERCISE	FUTURE ISSUANCE UNDER
	ISSUED UPON EXERCISE	PRICE OF OUTSTANDING OPTIONS,	EQUITY COMPENSATION PLANS
	OF OUTSTANDING OPTIONS,	WARRANTS AND RIGHTS	(EXCLUDING SECURITIES
PLAN CATEGORY	WARRANTS AND RIGHTS	(C$)	REFLECTED IN THE FIRST COLUMN)

Equity compensation plans approved by securityholders	5,863,991	53.43	18,409,786

Equity compensation plans not approved by securityholders	Nil	Nil	Nil

Total	5,863,991	53.43	18,409,786

Indebtedness of Directors and Executive Officers

As of March 8, 2016, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Shareholder Proposals

Shareholder proposals to be considered at the 2017 annual meeting of shareholders must be received at the head office of the Company no later than December 8, 2016, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

/s/ Sean Finn

Sean Finn

Executive Vice-President

Corporate Services and Chief Legal Officer

and Corporate Secretary

March 8, 2016

CN MANAGEMENT INFORMATION CIRCULAR 2016 69

Schedule “A” – Shareholder Proposal

A shareholder proposal has been submitted for consideration at the Meeting by Qube Investment Management Inc., an institutional investor holding at least $2,000 worth of CN common shares. The full text of the proposal and supporting comments are set out in italics below, together with the Company’s response thereto and the Board of Directors’ vote recommendation.

Proposal – Request for proposals for the audit engagement

RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the audit engagement no less than every 8 Years.

Supporting statement

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management’s own assertions) that a company’s financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at CNR since 1992.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder’s best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/ benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

As disclosed in the section entitled “Statement of Corporate Governance Practices — Audit Committee Disclosure” on page 32 of this Information Circular, the Audit Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence. In that regard, the Audit Committee continuously assesses the Company’s external auditors, and on an annual basis reviews the appropriateness of the audit fees, audit quality independence, and also takes into consideration the potential advantages and disadvantages to be derived from a tendering process.

Specifically, the annual Audit Committee assessment of the external auditors includes the following considerations:

Quality of services and sufficiency of audit firm resources

The Audit Committee assesses the auditor’s experience and knowledge of the Company’s operations and industry, audit quality and performance, and audit fees, including the results of industry benchmarking. The Audit Committee also considers the results of audit reviews performed by oversight bodies, including public reports issued by such bodies following their inspections of the firm, as well as other information such as comment letters received periodically from the securities commissions.

Communication and interaction with the external auditors

The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues at any time. In addition, in camera sessions are held with the Chair of the Audit Committee prior to each Audit Committee meeting, as well as separately at the Audit Committee meeting with all the members.

Auditor independence, objectivity and professional skepticism

Regulations in the U.S. and Canada require that the lead engagement partner must change every five years in the U.S. and every seven years in Canada, followed by a five year absence from the audit. At CN, lead engagement partner rotation occurs at least every five years. The Audit Committee also reviews the formal statement from external auditors confirming their independence and reviews hiring policies for former employees of the Company’s external auditors. The Audit Committee also determines which non-audit services the external auditors are best positioned to provide and pre-approves and oversees the disclosure of permitted non-audit services by the external auditors to the Company in accordance with applicable laws and regulations.

The Audit Committee is committed to the highest standards of corporate governance and the Board of Directors believes that its current practices with respect to external auditors engagement, including the regular review of audit quality, performance and fees; lead partner rotation at least every five years; and strong regulatory oversight, are consistent with that commitment. The Board of Directors therefore believes that it is appropriate to keep the decision and timing of any potential tendering processes at the discretion of the Audit Committee.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

70 CN MANAGEMENT INFORMATION CIRCULAR 2016

Schedule “B” – Mandate of the Board

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s Strategy

•	adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and Overseeing the Succession Planning of Executive Management

•	appointing executive management and monitoring the President and Chief Executive Officer (the “President and CEO”) and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the President and CEO and executive management compensation;

•	ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN; and

•	taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance Issues and Board Renewal

•	monitoring the size and composition of the Board to favour effective decision-making;

•	taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;

•	monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

•	taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;

•	approving the list of Board nominees for election by shareholders and filling Board vacancies;

•	adopting and reviewing orientation and continuing education programs for directors;

•	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and

•	ensuring a Board succession and renewal plan is in place.

D.	Monitoring Financial Matters and Internal Controls

•	monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;

(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;

(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and

(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);

•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy; and

•	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

E.	Monitoring Pension Fund Matters

•	monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and

•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring Environmental, Safety and Security Matters

•	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

CN MANAGEMENT INFORMATION CIRCULAR 2016 71

Schedule “C” – Reports of the Committees

The following are reports of each Board committee as of December 31, 2015.

These reports provide details on the activities of each committee but are not meant to be exhaustive.

Report of the Audit Committee

Members: D.J. Carty (Chair), G.D. Giffin, E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, R.L. Phillips, L. Stein

2015 Highlights

In 2015, the Audit Committee, in accordance with its mandate:

Financial Information

•	reviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company;

•	reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements of the Company, as well as the internal controls over financial reporting;

•	reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval;

•	reviewed and approved the Audit Committee Report and other information appearing in the Management Information Circular;

•	reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues;

•	reviewed the compliance of management’s certification of financial reports with applicable legislation;

•	reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods;

•	reviewed financial statements for CN’s pension plans with the independent auditors and responsible officers;

•	reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and

•	held in camera meetings with management.

Internal Auditors

•	reviewed and approved the internal audit plan and Internal Audit Charter;

•	monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and

•	held in camera meetings with the Chief, Internal Audit.

External Auditors

•	reviewed and approved the results of the external audit;

•	recommended to the Board the appointment and terms of engagement of the Company’s external auditors;

•	evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors;

•	discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors;

•	determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations;

•	reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors;

•	reviewed the external auditors observations on capital; and

•	held in camera meetings with external auditors.

Risk Management

•	reviewed the Company’s risk assessment and risk management policies including information technology risk management, and Business Interruption management; and

•	assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

Internal Control

•	received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;

•	reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and

•	reviewed minutes of the Corporate Disclosure Committee meetings.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Audit Committee; and

•	reviewed and approved a forward-looking agenda for the Committee.

Other

•	made recommendations to the Board with respect to the declaration of dividends;

•	monitored the tax affairs of the Company; and

•	reviewed, on a quarterly basis, expense reports of the Chair of the Board and the President’s Office.

Submitted by the members of the Audit Committee.

72 CN MANAGEMENT INFORMATION CIRCULAR 2016

Report of the Finance Committee

Members: K.G. Lynch (Chair), E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, L. Stein

2015 Highlights

In 2015, the Finance Committee, in accordance with its mandate:

Financial Policies

•	provided oversight with respect to CN’s capital structure, cash flows and key financial ratios;

•	made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company;

•	reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial risk management, short-term investment and credit; and

•	reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies.

Financing

•	reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments;

•	reviewed and recommended the implementation of a new U.S. commercial paper program;

•	reviewed the extension of CN’s accounts receivable securitization facility;

•	reviewed prospectuses, offering memoranda and other documents, as well as approved a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities and approved a public three-tranche debt offering of C$850 million, consisting of C$350 million 2.80% Notes due 2025, C$400 million 3.95% Notes due 2045 and C$100 million 4.00% Notes due 2065; and

•	reviewed and recommended the extension of CN’s Revolving Credit facility.

Financial Activities

•	recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit;

•	reviewed Treasury and transactional activities;

•	recommended decisions related to derivative financial instruments and the extension of credit facilities;

•	reviewed and recommended a new share repurchase program and related progress reports;

•	reviewed and recommended the extension of Letter of Credit facilities;

•	reviewed and recommended a significant increase of CN’s Capital Budget; and

•	reviewed, recommended and monitored significant capital and other expenditures, such as capacity improvements in the Winnipeg-Chicago corridor, material purchases of products and services, as well as projected and actual returns from investments.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Finance Committee;

•	assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and

•	reviewed and approved a forward-looking agenda for the Committee.

Other

•	benchmarked quarterly results to those of other major railways. Submitted by the members of the Finance Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2016 73

Report of the Corporate Governance and Nominating Committee

Members: D. Losier (Chair), D.J. Carty, K.G. Lynch, V. M. Kempston Darkes, R. Pace, R.L. Phillips

2015 Highlights

In 2015, the Corporate Governance and Nominating Committee, in accordance with its mandate:

Composition of the Board and its Committees

•	reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate;

•	reviewed directors’ independence and financial literacy;

•	reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs;

•	identified candidates qualified to become Board members, and recommended director nominees for the next annual meeting of shareholders; and

•	reviewed director succession and board renewal in light of upcoming director retirements and evergreen list.

Performance of the Board and its Committees

•	reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, peer and Chair evaluation process and the development of Management Information Circular questionnaires.

Director Compensation

•	reviewed the compensation of Board members.

Continuing Education for Directors

•	monitored and reviewed the Company’s orientation and continuing education programs for directors.

Corporate Governance Initiatives

•	reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations;

•	led the annual review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices;

•	reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct;

•	reviewed adherence to, and updated the Company’s Aircraft Utilization Policy;

•	monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements;

•	reviewed the Management Information Circular;

•	reviewed the Annual Report;

•	reviewed Annual Report of CN’s Ombudsman;

•	recommended to the Board a date and location for the annual meeting of shareholders;

•	monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations Program and reviewed feedback from shareholders and shareholder associations;

•	assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices; and

•	reviewed and recommended to the Board the adoption of the policy regarding diversity on the CN Board of Directors.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee;

•	reviewed and approved a forward-looking agenda for the Committee; and

•	retained the services of independent compensation advisors to help carry out its responsibilities and approved appropriate fees for such services.

Submitted by the members of the Corporate Governance and Nominating Committee.

74 CN MANAGEMENT INFORMATION CIRCULAR 2016

Report of the Human Resources and Compensation Committee

Members: G.D. Giffin (Chair), D.J. Carty, E.E. Holiday, D. Losier, K.G. Lynch, J.E. O’Connor, R.L. Phillips, L. Stein

2015 Highlights

In 2015, the Human Resources and Compensation Committee, in accordance with its mandate:

Succession Planning

•	reviewed the mechanisms in place regarding succession planning for executive management positions, including that of the President and CEO;

•	reviewed the leadership team assessment, including in-depth functional talent reviews; and

•	reviewed the succession plan for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers.

President and CEO Compensation

•	reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and

•	developed performance objectives in conjunction with the President and CEO.

Appointment of Executive Management

•	recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement.

Executive Compensation

•	reviewed the validity of the Company’s benchmark group used in determining the compensation of executives;

•	reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation;

•	examined and reviewed each element of executive compensation and reported on compensation practices;

•	monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place;

•	reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP;

•	closely monitored bonus outlook, as well as PSU vesting outlook; and

•	reviewed and recommended proposed bonus targets and performance targets related to PSUs.

Executive Compensation Disclosure

•	produced for review and approval by the Board a report on executive compensation for inclusion in the Management Information Circular.

Compensation Philosophy

•	monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short- and longer-term performance of the Company; and

•	monitored the Company policy relating to the positioning of total direct compensation for executives.

Pension Plans

•	reviewed and monitored the financial position of CN’s pension plans; and

•	reviewed and recommended Pension Plan amendments.

Human Resources Initiatives

•	reviewed changes to the annual incentive bonus plan design;

•	closely monitored the labour negotiation process;

•	monitored pension and strategic labour and social issues;

•	reviewed and discussed strategies for hiring, training, engaging, and developing talent; and

•	reviewed and discussed strategies for workforce planning.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee;

•	reviewed and approved a forward-looking agenda for the Committee;

•	retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services; and

•	recommended amendments to the Human Resources and Compensation Committee Charter.

Submitted by the members of the Human Resources and Compensation Committee.

CN MANAGEMENT INFORMATION CIRCULAR 2016 75

Report of the Environment, Safety and Security Committee

Members: V.M. Kempston Darkes (Chair), D.J. Carty, J.E. O’Connor, R. Pace, R.L. Phillips, L. Stein

2015 Highlights

In 2015, the Environment, Safety and Security Committee, in accordance with its mandate:

Environmental, Health and Safety Audits

•	oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines;

•	reviewed environmental, health and safety audits and assessments of compliance, taking all reasonable steps to ensure that the Company is exercising due diligence;

•	oversaw the review of the Company’s safety management systems and related management action plans;

•	reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration;

•	ensured appropriate employee training standards and communications are developed and implemented; and

•	reviewed all significant safety and security matters.

Accounting Accrual

•	monitored accounting accrual for environmental costs in conjunction with the Audit Committee.

Environmental Investigations and Judgments

•	reviewed reports in respect of all notices, complaints, investigations and proceedings by governmental authorities, and all judgments and orders in respect of environmental, safety and security matters.

Other

•	reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company;

•	monitored results from various security initiatives and use of technology in risk mitigation; and

•	reviewed industry safety and security matters related to crude oil rail transportation.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee.

Submitted by the members of the Environment, Safety and Security Committee.

Report of the Strategic Planning Committee

Members: J.E. O’Connor (Chair), D.J. Carty, G.D. Giffin, E.E. Holiday, V.M. Kempston Darkes, D. Losier, K.G. Lynch, C. Mongeau, R. Pace, R.L. Phillips, L. Stein

2015 Highlights

In 2015, the Strategic Planning Committee, in accordance with its mandate:

Strategic Direction

•	focused on financial and strategic issues, including the review of key assumptions underlying the business plan;

•	reviewed and approved the Company’s strategic direction, including its business plan and capital budget; and

•	obtained regular briefings and presentations on strategic and financial issues.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Strategic Planning Committee.

Submitted by the members of the Strategic Planning Committee.

76 CN MANAGEMENT INFORMATION CIRCULAR 2016

Report of the Investment Committee of CN’s Pension Trust Funds

Members (1): E.E. Holiday (Chair), G.D. Giffin, D. Losier, K.G. Lynch

2015 Highlights

In 2015, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate:

Investment Division

•	reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures;

•	reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans;

•	reviewed and approved the Investment Strategy of the CN Investment Division;

•	reviewed and approved the CN Investment Incentive Plan and any award payouts thereunder; and

•	reviewed and approved the annual budget of the CN Investment Division.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Investment Committee of CN’s Pension Trust Funds.

Submitted by the members of the Investment Committee of CN’s Pension Trust Funds.

Report of the Donations and Sponsorships Committee

Members (1): C. Mongeau (Chair), G.D. Giffin, D. Losier, R. Pace

2015 Highlights

In 2015, the Donations and Sponsorships Committee, in accordance with its mandate:

Donations and Sponsorship Strategy

•	reviewed and approved the general donations and sponsorships strategy and goals of the Company;

•	reviewed and approved the budget for donations and sponsorships; and

•	reviewed the Railroaders in the Community Program.

Donations and Sponsorship Requests

•	reviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000;

•	recommended to the Board for approval sponsorships by the Company, including those having a total cost of more than $500,000; and

•	reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorships having a total cost of more than $100,000 and donations of more than $50,000 and on other matters.

Committee Performance

•	reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee.

Submitted by the members of the Donations and Sponsorships Committee.

(1)	The Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee are mixed committees composed of members of the Board of Directors as well as officers of the Company (not shown here).

CN MANAGEMENT INFORMATION CIRCULAR 2016 77

The Forest Stewardship Council® (FSC®) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

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Item 3

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Security Class

Holder Account Number

Form of Proxy - Annual Shareholder Meeting to be held on Tuesday, April 26, 2016

Notes to Proxy

1.	Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3, “AGAINST” item 4 and in favour of Management’s proposals generally.

Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time), on April 25, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Robert Pace, or failing him, Claude Mongeau,	OR	Print the name of the person you are appointing if this person is someone other than the Chair of the Board or the President and Chief Executive Officer of the Company,

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at Le Windsor, Windsor Ballroom, 1170 Peel Street, Montreal, Quebec (Canada) on Tuesday, April 26, 2016, at 10:00 a.m. (Eastern Daylight Time) and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 and VOTE AGAINST item 4 below:

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports	Annual report
To reduce costs and help protect the environment, we will not send you CN’s quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis	By law, we must send you our annual financial statements and related MD&A, unless you tell us that you do not want to receive them by checking the box below.

Please send me CN’s quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN’s quarterly financial reports and MD&A.

Please do not send me CN’s annual financial statements and MD&A

If you do not check the box or do not return this form, we will assume that you want to receive CN’s annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

CNRQ	189318	AR2

Item 4

Contents

1	A message from the Chairman

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

2	A message from Claude Mongeau
4	Making the right connections
Connecting with partners
Connecting with customers
Connecting with employees
Connecting with communities
8	Board of Directors
9	Financial Section (U.S. GAAP)
91	Corporate Governance – Delivering Responsibly
92	Shareholder and Investor Information

Certain information included in this annual report constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website (www.cn.ca), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

A message from the Chairman

Dear fellow shareholders

2015 was the 20th anniversary of CN’s highly successful IPO. We should all have a deep sense of pride and accomplishment in all that has been achieved in the past 20 years.

This last year confirms the depth and strength of CN at all levels to deal with unforeseen challenges while continuing to create value for our customers and shareholders.

After many years of growth, the slowdown in the economy forced CN to shift its focus and show again how nimble it could be when volumes were down. Another unexpected situation for CN was the health challenge that our CEO Claude Mongeau faced in the later part of the year as he recovered from throat surgery and radiation treatment. During his absence, our CFO Luc Jobin and the CN Leadership Team stepped up and stayed connected with our employees, stakeholders and each other to ensure that CN stayed the course. The Board appreciates their dedication and commitment, and indeed that of the entire team of nearly 25,000 employees, for maintaining CN’s role as the leading railroad in the industry.

CN is more than just a great railroad; it’s a great company. CN was acknowledged for its achievements in many areas that are meaningful measures of how we contribute to society. Indeed, we were recognized in the Globe and Mail’s annual review of Corporate Governance in Canada, where CN ranked 5th overall, and 1st in its industrial group. Our sustainability practices earned CN a place on the Dow Jones Sustainability World Index (DJSI) for the fourth consecutive year, and the Company has been listed on the DJSI North America Index for seven years in a row.

Among CN’s many contributions to support stronger and safer communities throughout our serving territory in North America, perhaps the most significant in 2015 was our $5-million donation to assist with the resettlement of Syrian refugees across Canada. This contribution speaks to our history as a company that moved immigrants and refugees from Pier 21 in Halifax by rail across the country to build Canada as we know it today.

CN is a responsible and engaged company that strives to strengthen its connections with all stakeholders, including communities, customers, shareholders and employees.

We are very proud of all CN achieved in 2015. We were very pleased to welcome Claude back to his duties in January 2016. With Claude’s outstanding leadership and the strong team behind him, we are confident CN can keep delivering in its role as a backbone of the economy that continues to make the right connections.

Sincerely,

/s/ Robert Pace

Robert Pace, D.COMM.

Chairman of the Board

CN  | 2015 Annual Report 1

A message from Claude Mongeau

MAKING THE RIGHT
CONNECTIONS

Dear fellow shareholders  One of CN’s hallmarks has been the ability to accommodate growth with low incremental cost. With the economic slowdown and the first drop in CN volumes in many years, we faced a different kind of challenge in 2015, one we reacted to with great agility and effectiveness.

As the slowdown became apparent, we recognized the need to adjust, and we quickly gained traction in realigning our resources in line with a lower volume environment. To see an organization of our size and magnitude be this nimble is a testament to our teamwork and the result of a common understanding of our business agenda.

We worked diligently to contain costs, and that included making some tough decisions. We adjusted our hiring activities and our train starts, and as a result, we implemented some layoffs in areas where the volume of traffic had declined more significantly. In as many cases as we could, we offered affected employees opportunities to work in other functions.

Our efforts allowed us to deliver solid results in difficult circumstances. CN’s full-year 2015 adjusted diluted EPS increased 18 per cent, with reported 2015 net income of $3,538 million versus $3,167 million in 2014. We continued to balance Operational and Service Excellence, driving operating metrics up by a significant margin while improving key service metrics at the same time. The operating ratio was 58.2 per cent in 2015, an improvement of 3.7 points over the 2014 level of 61.9 per cent.

In terms of improved performance, there is no area more important to us than safety. Our commitment to a safe and fluid network and to a culture that promotes safety is unrelenting. Connecting with our employees on safety remains a top priority. During the year, we further embedded our Looking Out For Each Other initiative, based on peer-to-peer safety communications, with modern field training for the majority of our work force. Our safety results in 2015 showed major improvements in terms of both accidents and injuries.

“ To see an organization of our size and magnitude be this nimble is a testament to our teamwork and the result of a common understanding of our business agenda.”

2 CN  | 2015 Annual Report

“In 2015, CN commemorated the 20th anniversary of its privatization, a key milestone in our remarkable transformation journey to a leadership position in the industry.”

In 2015, CN commemorated the 20th anniversary of its privatization, a key milestone in our remarkable transformation journey to a leadership position in the industry. This moment of true pride was an opportunity to celebrate, but also a call to reflect on what lies ahead as we continue to build for the future.

In tackling the challenge of staying at the top of an industry where we have been a long-time leader, CN realized that an opportunity to raise our game could be found in how we connect amongst ourselves and with external stakeholders. Our success in these efforts was brought home to me in a personal way during my recovery from surgery and radiation therapy. In addition to being touched by the thousands of messages I received from employees who reached out to me with kind words of support, I was energized to see the tremendous teamwork of our railroaders pulling together to serve customers safely and efficiently. I realized that something special unites us in our desire to ensure CN fully plays its role, and that renewed my deep pride and my determination to continue leading this great company.

Indeed, as we prepare for the future, I note the important initiatives we took in 2015 to best position us for the challenges, including stepping up our efforts to connect with supply chain partners, customers, and communities. For example, CN strengthened its connections with ports and Intermodal terminal operators by signing supply chain agreements with the Port of Mobile, Alabama State Port Authority, and APM Terminals, as well as with the Port of New Orleans. These collaboration commitments are expected to drive container traffic through the Ports and across CN’s network, further reinforcing CN as a key player on the U.S. Gulf Coast.

A significant step in connecting with communities in 2015 was the introduction by the rail industry and by CN of the AskRail mobile app, allowing first responders to access real-time information about the contents of rail cars located in their jurisdictions. By the end of the year, over 1,500 first responders along CN’s network had downloaded the AskRail app.

We are making great strides in our employee engagement programs as well, including promoting sustainability in areas such as energy conservation and waste reduction. CN’s From the Ground Up program supports the greening of municipal properties in communities along our rail lines. With over 1.2 million trees and shrubs planted in Canada and the U.S., CN is the leading private non-forestry company tree planter in Canada.

Our connection with customers is at the core of our strategic agenda. One at a time, across our network, we know that if our customers win, we win as well. A common pursuit of sustainable and profitable business growth in a market-driven environment brings benefits to all and drives economic prosperity.

All of these CN connections are intertwined. Understanding and improving how they all work together helps the Company continue to provide value that distinguishes us from our competitors and helps us retain our position as an industry leader.

/s/ Claude Mongeau

Claude Mongeau

President and CEO

CN  | 2015 Annual Report 3

MAKING THE RIGHT CONNECTIONS

Connecting with partners

A round trip box brings efficiency full circle

Innovation and customer service are the hallmarks of CN’s business. The Company’s great franchise allows it to offer a wide range of integrated partnerships, including ports, facilities, regional railroads, transload centres and distribution centres. But it is CN’s unique supply chain approach that is redefining the way it connects with customers, suppliers and other partners to deliver quality and efficient end-to-end service.

One example is CN’s transportation solution for Asian containerized imports arriving at the Ports of Vancouver and Prince Rupert in British Columbia. CN’s Supply Chain Collaboration Agreements with the Port Authorities means U.S.-bound containers are unloaded from the ships and assembled in blocks for transport to Chicago within a 48-72 hour timeframe.

Some of the containers are moved by rail to outside Chicago where they are transferred to CN’s partner carrier, the Indiana Railroad Company, for the last haul to Indianapolis for unloading. Rather than send back empty containers to the West Coast on the return, CN has collaborated with other customers and terminal operators to maximize the use of the assets. In one case, empty containers are sent to a major brewing company where they are loaded with beer for the western Canadian consumer market. After delivery in Western Canada, CN collaborates with the steamship lines and exporters to reload the containers with products like pulp, paper and agricultural goods destined for Asia via CN’s West Coast Gateway connections.

CN’s efficient approach is the result of daily engagement, information sharing, problem solving, and precise execution that connects partners at every link of the supply chain. It provides solutions to help customers win in the marketplace and defines CN’s role as a true supply chain enabler.

4 CN  | 2015 Annual Report

Connecting with customers

Reaching new markets

Whether large multi-nationals or smaller businesses, CN strives to help every customer succeed. One example is family-owned Kingsbury Elevator Inc., which relies on CN to bring inbound grain products from the U.S. and Western Canada to its facility in the Midwest. The Company transloads and trucks the livestock feed products to local dairy farms. Until recently, the facility, which is served by a train that switches off CN’s main line between Kirk Yard, IN, and Battle Creek, MI, could only load or unload 3 cars at a time. But with unused property, and high demand for speciality grains from Canada, Kingsbury had strong growth potential.

CN invested in infrastructure to partner with Kingsbury on an expansion, and help evolve the business from a limited operation to a much larger-scale one, growing its volumes to over 1,000 carloads a year. Seeing further growth potential, Kingsbury built a new storage and warehouse facility, including an underground pit system to unload cars.

After helping Kingsbury win in its market through domestic expansion with traditional hopper cars, CN is enabling customers to capitalize on opportunities in new overseas markets with Intermodal containers. The initiative facilitates the export of soybeans to Asian markets through CN’s Intermodal site in Harvey, IL. Kingsbury is a great example of connecting with our customers at multiple points on the supply chain.

When it comes to providing customized solutions, CN’s long list of services includes warehousing and distribution, industrial development for new rail-served sites or to expand existing ones, customs brokerage service, CargoFlo® and bulk-handling facilities, and state-of-the-art logistics parks, among others.

With continued demand for North American products in Asia, CN is leveraging its full suite of services to help customers win in established and new markets, which is the best way in turn for CN to win.

CN  | 2015 Annual Report 5

MAKING THE RIGHT CONNECTIONS

Connecting with employees

Safety first

CN’s connections with employees are central to having a skilled, safe and engaged workforce.

Safety is of the utmost importance at CN. The Company connects employees to this core value by fostering a strong safety culture across the network. Training is at the heart of that culture. CN’s major investment in two training facilities in Winnipeg, MB, and Homewood, IL, is revitalizing the way it teaches and reinforcing strong safety behaviours. Among other things, employees learn about the valuable role peer-to-peer communications, coaching and mentoring all play in safe railroading.

In 2015, over 16,500 Mechanical, Engineering, Transportation and Intermodal employees received focused training on what we call Looking Out For Each Other. This is about a mindset which encourages employees to imbed safety in their daily practices in order to ensure everyone goes home safely at the end of the day.

Additional efforts to connect with CN’s workforce include fostering collaborative relationships with its union partners to improve employee retention, safety and engagement. Real-time tracking of issues with a groundbreaking Grievance tracking system allows all involved to better manage workplace disputes, identify emerging trends and focus training and education for maximum benefit.

In addition, CN works to continuously connect employees to the wider world in which we operate by encouraging environmental stewardship in its yards, buildings and offices through CN EcoConnexions. CN promotes inclusion and tolerance in the workplace, including significant efforts to attract and hire individuals from all walks of life and to support diversity through sponsorship, scholarship and internship programs. CN offers training that introduces employees to different cultures and fosters respectful and sustainable relationships with a variety of communities across the Company’s network.

6 CN  | 2015 Annual Report

Connecting with communities

Stronger ties

CN is actively engaged in building safer, stronger communities through the direct connections it makes with them. Responsible investments in development, donations and sponsorships and open, positive community outreach programs are the foundation of CN’s commitment.

One of the best ways CN supports communities is to help ensure healthy and active lives for children and their families. The CN Miracle Match program has raised more than $12 million for children’s hospitals across Canada and the United States since its inception in 2006.

Youth-oriented support has also involved linking with Prairie farmers at the Canadian Western Agribition in Regina, SK. On that occasion, CN announced a national partnership with 4H Canada, the country’s biggest rural youth association, to advance community leadership and promote rural safety.

Connecting with their own communities to help make them better places to live and work is a reason why so many CN employees and retirees volunteer. CN supports their efforts through the CN Railroaders in the Community program, which provides grants each year to hundreds of the charities where they give of their time.

CN’s connection with the Aboriginal community is an important area of focus. Examples include CN’s five-year sponsorship of an annual week-long “Pulling Together” canoe event. CN was also a lead corporate sponsor of the Mississaugas of the New Credit First Nation during the 2015 Pan Am/Parapan Am Games in Toronto, Ontario.

Supporting municipalities in their work, CN was a sponsor of the Federation of Canadian Municipalities Annual General Meeting in 2015, as well as its annual Sustainable Communities Conference.

To help build safer communities, CN Police are active in teaching good public rail-safety behaviours in schools and at community events. CN continues to deliver on its Structured Community Engagement Plan with hundreds of fire chiefs, mayors and city managers across the network to share information about the transportation of dangerous goods, in addition to supporting training for thousands of emergency response personnel every year.

CN  | 2015 Annual Report 7

Board of Directors  As at December 31, 2015

Robert Pace, D.Comm.	Edith E. Holiday	The Honourable Kevin G.	Committees:
Chairman of the Board	Corporate Director and Trustee,	Lynch, P.C., O.C., PH.D., LL.D.	1	Audit
Canadian National Railway Company	Former General Counsel,	Vice-Chair	2	Finance
President and	United States Treasury Department	BMO Financial Group	3	Corporate governance
Chief Executive Officer	and Secretary of the Cabinet	Committees: 2*, 3, 6, 7, 8		and nominating
The Pace Group	The White House		4	Donations and
Committees: 3, 4, 5, 7	Committees: 1, 2, 6, 7, 8*	James E. O’Connor		sponsorships
		Retired Chairman and CEO	5	Environment, safety
Claude Mongeau	V. Maureen Kempston Darkes,	Republic Services, Inc.		and security
President and	O.C., D.Comm., LL.D.	Committees: 1, 2, 5, 6, 7*	6	Human resources and
Chief Executive Officer	Retired Group Vice-President			compensation
Canadian National Railway Company	General Motors Corporation	Robert L. Phillips	7	Strategic planning
Committees: 4*, 7	and President	President	8	Investment committee
	GM Latin America,	R.L. Phillips Investments Inc.		of CN’s Pension Trust
Donald J. Carty, O.C., LL.D.	Africa and Middle East	Committees: 1, 3, 5, 6, 7		Funds
Retired Vice-Chairman and	Committees: 1, 2, 3, 5*, 7		*	denotes chair of
Chief Financial Officer Dell, Inc.		Laura Stein
				the committee
Committees: 1*, 3, 5, 6, 7	The Honourable	Executive Vice-President,
	Denis Losier, P.C., LL.D., C.M.	General Counsel
	Retired President and	The Clorox Company
Ambassador Gordon D. Giffin	Chief Executive Officer	Committees: 1, 2, 5, 6, 7
Partner	Assumption Life
Dentons US LLP	Committees: 3*, 4, 6, 7, 8
Committees: 1, 4, 6*, 7, 8

Chairman of the Board and Select Senior Officers of the Company		As at December 31, 2015

Robert Pace	Sean Finn	Mike Cory	Kimberly A. Madigan
Chairman of the Board	Executive Vice-President	Senior Vice-President	Vice-President
	Corporate Services and	Western Region	Human Resources
Claude Mongeau	Chief Legal Officer
President and		John Orr	Russell J. Hiscock
Chief Executive Officer	Luc Jobin	Senior Vice-President	President and
	Executive Vice-President and	Southern Region	Chief Executive Officer
	Chief Financial Officer		CN Investment Division
Janet Drysdale
	Jean-Jacques Ruest	Vice-President
	Executive Vice-President and	Investor Relations
Chief Marketing Officer
Michael Farkouh
	Jim Vena	Vice-President
	Executive Vice-President and	Eastern Region
Chief Operating Officer

8 CN  | 2015 Annual Report

Financial Section  (U.S. GAAP)

Contents

10	Selected Railroad Statistics - unaudited	Consolidated Financial Statements
		54	Management’s Report on Internal Control
Management’s Discussion and Analysis			over Financial Reporting
11	Business profile	54	Report of Independent Registered Public
11	Corporate organization		Accounting Firm
11	Strategy overview	55	Report of Independent Registered Public
14	Forward-looking statements		Accounting Firm
14	Financial outlook	56	Consolidated Statements of Income
15	Financial highlights	56	Consolidated Statements of Comprehensive
15	2015 compared to 2014		Income
16	Adjusted performance measures	57	Consolidated Balance Sheets
16	Constant currency	58	Consolidated Statements of Changes in
17	Revenues		Shareholders’ Equity
21	Operating expenses	59	Consolidated Statements of Cash Flows
22	Other income and expenses
22	2014 compared to 2013	Notes to Consolidated Financial Statements
26	Summary of quarterly financial data	60	1 | Summary of significant accounting policies
26	Summary of fourth quarter 2015	63	2 | Recent accounting pronouncements
27	Financial position	64	3 | Other income
28	Liquidity and capital resources	65	4 | Income taxes
33	Off balance sheet arrangements	66	5 | Earnings per share
33	Outstanding share data	66	6 | Accounts receivable
33	Financial instruments	67	7 | Properties
36	Recent accounting pronouncements	67	8 | Intangible and other assets
37	Critical accounting estimates	67	9 | Accounts payable and other
44	Business risks	68	10 | Long-term debt
53	Controls and procedures	70	11 | Other liabilities and deferred credits
		70	12 | Pensions and other postretirement benefits
		77	13 | Share capital
		78	14 | Stock-based compensation
		83	15 | Accumulated other comprehensive loss
		84	16 | Major commitments and contingencies
		88	17 | Financial instruments
		90	18 | Segmented information
		90	19 | Subsequent event

CN  | 2015 Annual Report 9

Selected Railroad Statistics – unaudited

	2015	2014	2013

Financial
Key financial performance indicators
Total revenues ($ millions)	12,611	12,134	10,575
Rail freight revenues ($ millions)	11,905	11,455	9,951
Operating income ($ millions)	5,266	4,624	3,873
Net income ($ millions)	3,538	3,167	2,612
Diluted earnings per share ($)	4.39	3.85	3.09
Adjusted diluted earnings per share ($) (1)	4.44	3.76	3.06
Free cash flow ($ millions) (2)	2,373	2,220	1,623
Gross property additions ($ millions)	2,706	2,297	2,017
Share repurchases ($ millions)	1,750	1,505	1,400
Dividends per share ($)	1.25	1.00	0.86
Financial position
Total assets ($ millions) (3)	36,402	31,687	29,988
Total liabilities ($ millions) (3)	21,452	18,217	17,035
Shareholders’ equity ($ millions)	14,950	13,470	12,953
Financial ratios
Operating ratio (%)	58.2	61.9	63.4
Adjusted debt-to-total capitalization ratio (%) (3) (4)	42.5	40.0	39.3
Adjusted debt-to-adjusted EBITDA (times) (3) (4)	1.71	1.57	1.72

Operations (5)
Statistical operating data
Gross ton miles (GTMs) (millions)	442,084	448,765	401,390
Revenue ton miles (RTMs) (millions)	224,710	232,138	210,133
Carloads (thousands)	5,485	5,625	5,190
Route miles (includes Canada and the U.S.)	19,600	19,600	20,000
Employees (end of year)	23,172	25,530	23,721
Employees (average for the year)	24,575	24,635	23,705
Key operating measures
Rail freight revenue per RTM (cents)	5.30	4.93	4.74
Rail freight revenue per carload ($)	2,170	2,036	1,917
GTMs per average number of employees (thousands)	17,989	18,217	16,933
Operating expenses per GTM (cents)	1.66	1.67	1.67
Labor and fringe benefits expense per GTM (cents)	0.54	0.52	0.54
Diesel fuel consumed (US gallons in millions)	425.0	440.5	403.7
Average fuel price ($/US gallon)	2.68	3.72	3.55
GTMs per US gallon of fuel consumed	1,040	1,019	994
Terminal dwell (hours)	15.0	16.9	15.8
Train velocity (miles per hour)	26.3	25.7	26.6
Safety indicators (6)
Injury frequency rate (per 200,000 person hours)	1.63	1.81	1.69
Accident rate (per million train miles)	2.06	2.73	2.11

(1)	See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.

(2)	See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure.

(3)	As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 and 2013 balances have been adjusted and the related financial ratios have been restated. See Note 2 - Recent accounting pronouncements to the Company’s 2015 Annual Consolidated Financial Statements for additional information.

(4)	See the section entitled Liquidity and capital resources - Credit measures in the MD&A for an explanation of this non-GAAP measure.

(5)	Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(6)	Based on Federal Railroad Administration (FRA) reporting criteria.

10 CN  | 2015 Annual Report

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) dated February 1, 2016, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or the “Company,” and should be read in conjunction with the Company’s 2015 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars, and prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), unless otherwise noted.

CN’s common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company’s 2015 Annual Information Form and Form 40-F, may be found online at www.sedar.com, www.sec.gov, and on our website, www.cn.ca/regulatory-filings. The Company’s Notice of Intention to Make a Normal Course Issuer Bid may be found online at www.sedar.com and www.sec.gov. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2015, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 18% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.

See Note 18 – Segmented information to the Company’s 2015 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN’s goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchase programs. With a clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, while running trains safely and minimizing environmental impact, CN aims to create value for its customers as well as its shareholders.

CN’s success is dependent on long-term economic viability and on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN’s success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information technology and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and cars generates several key benefits. New motive power increases fuel productivity and efficiency, and improves the reliability of service. Units equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted car acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN’s network. CN’s strategic investments in information technology provide access to timely and accurate information which supports CN’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

CN  | 2015 Annual Report 11

Management’s Discussion and Analysis

Balancing “Operational and Service Excellence”

The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company’s focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers.

For many years, CN has operated with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN’s Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company’s continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, train speed and locomotive productivity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN’s earnings growth and return on invested capital.

CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company’s efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance, encouraging all supply-chain players to move away from a silo mentality to daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply Chain Collaboration Agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.

The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company’s major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level, supported by iAdvise, an information tool that is improving the reliability and consistency of shipment information.

CN’s broad-based service innovations benefit customers and support the Company’s goal to drive top-line growth. CN understands the importance of being the best operator in the business, and being the best service innovator as well.

Delivering safely and responsibly

CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN’s operations. The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.

CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN’s structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN’s involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.

CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help

12 CN  | 2015 Annual Report

Management’s Discussion and Analysis

ensure that it conducts its operations and activities while protecting the natural environment. The Company’s environmental activities include monitoring CN’s environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN’s Environmental Policy. The Environmental Policy is overseen by the Environment, Safety and Security Committee of the Board of Directors, and all employees must demonstrate commitment to it at all times. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.

The CN Environmental Policy, the Company’s CDP (“Carbon Disclosure Project”) Report, the Corporate Citizenship Report “Delivering Responsibly” and the Company’s Corporate Governance Manual, which outlines the role and responsibility of the Environment, Safety and Security Committee of the Board of Directors, are available on CN’s website.

Building a solid team of railroaders

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is addressing changes in employee demographics that will span multiple years, with the workforce undergoing a major renewal. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN’s railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool, and are tightly integrated with the Company’s business strategy. Progress made in developing current and future leaders through the Company’s leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

2015 Highlights

•	The Company attained record revenues, operating income, net income, and earnings per share.

•	The Company attained a record operating ratio of 58.2%.

•	The Company attained record free cash flow of $2,373 million. See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

•	The Company paid quarterly dividends of $0.3125 per share, representing an increase of 25% when compared to 2014, amounting to $996 million.

•	The Company repurchased 23.3 million common shares during the year, returning $1.75 billion to its shareholders.

•	CN spent $2.7 billion in its capital program, with $1.53 billion targeted at maintaining the safety and integrity of the network, particularly track infrastructure; $555 million for equipment capital expenditures, including 90 new high-horsepower locomotives, and $615 million on initiatives to support growth and drive productivity.

•	The Company’s sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indexes.

Growth opportunities and assumptions

In 2016, the Company sees growth opportunities related to intermodal traffic, as well as commodities tied to U.S. housing construction and automotive sales. Overall, the Company expects North American industrial production to increase by approximately one percent. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average. The Company assumes that the 2016/2017 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.

Value creation in 2016

•	CN plans to invest approximately $2.9 billion in its 2016 capital program, of which $1.5 billion is targeted toward track infrastructure, $0.6 billion on equipment capital expenditures, including adding 90 new high-horsepower locomotives, $0.4 billion on initiatives to drive productivity, and $0.4 billion associated with the U.S. federal government legislative Positive Train Control (PTC) implementation.

•	The Company’s Board of Directors approved an increase of 20% to the quarterly dividend to common shareholders, from $0.3125 per share in 2015 to $0.3750 per share in 2016.

•	The Company’s share repurchase program allows for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at December 31, 2015, the Company has repurchased 5.8 million common shares under this program.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. For assumptions and risk factors, see the sections of this MD&A entitled Forward-looking statements, Strategy overview – Growth opportunities and assumptions, and Business risks.

CN  | 2015 Annual Report 13

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below. See also the section of this MD&A entitled Strategy overview - Growth opportunities and assumptions.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and	•	North American and global economic growth
business conditions, including those referring to revenue growth opportunities	•	Long-term growth opportunities being less affected by current economic conditions
Statements relating to the Company’s ability to	•	North American and global economic growth
meet debt repayments and future obligations	•	Adequate credit ratios
in the foreseeable future, including income tax	•	Investment-grade credit ratings
payments, and capital spending	•	Access to capital markets
	•	Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions	•	Adequate cash generated from operations and other sources of financing
	•	Adequate long-term return on investment on pension plan assets
	•	Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section entitled Business risks of this MD&A for detailed information on major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its 2015 financial outlook. The 2015 actual results were in line with the Company’s last 2015 financial outlook that was issued on October 27, 2015.

14 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Financial highlights

				Change
				Favorable/(Unfavorable)
In millions, except percentage and per share data	2015	2014	2013	2015 vs 2014		2014 vs 2013

Revenues	$12,611	$12,134	$10,575	4%		15%
Operating income	$5,266	$4,624	$3,873	14%		19%
Net income	$3,538	$3,167	$2,612	12%		21%
Adjusted net income (1)	$3,580	$3,095	$2,582	16%		20%

Basic earnings per share	$4.42	$3.86	$3.10	15%		25%
Adjusted basic earnings per share (1)	$4.47	$3.77	$3.07	19%		23%

Diluted earnings per share	$4.39	$3.85	$3.09	14%		25%
Adjusted diluted earnings per share (1)	$4.44	$3.76	$3.06	18%		23%

Dividends declared per share	$1.25	$1.00	$0.86	25%		16%

Total assets (2)	$36,402	$31,687	$29,988	15%		6%
Total long-term liabilities (2)	$18,454	$16,016	$14,537	(15%	)	(10%	)

Operating ratio	58.2%	61.9%	63.4%	3.7-pts		1.5-pts
Free cash flow (3)	$2,373	$2,220	$1,623	7%		37%

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(2)	As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 and 2013 balances have been adjusted. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

(3)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

2015 compared to 2014

In 2015, net income was $3,538 million, an increase of $371 million, or 12%, when compared to 2014, with diluted earnings per share rising 14% to $4.39. The $371 million increase was mainly due to higher operating income net of the related income taxes, partly offset by an increase in Interest expense and a decrease in Other income.

Operating income for the year ended December 31, 2015 increased by $642 million, or 14%, to $5,266 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 58.2% in 2015, compared to 61.9% in 2014, a 3.7-point improvement.

Revenues for the year ended December 31, 2015 increased by $477 million, or 4%, to $12,611 million, mainly attributable to:

•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues;

•	freight rate increases; and

•	solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets.

These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Operating expenses for the year ended December 31, 2015 decreased by $165 million, or 2%, to $7,345 million, primarily due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

CN  | 2015 Annual Report 15

Management’s Discussion and Analysis

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share. The adjusted figures for the year ended December 31, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share).

For the year ended December 31, 2013, the Company reported adjusted net income of $2,582 million, or $3.06 per diluted share. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”) of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates.

The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2015, 2014 and 2013, to the adjusted performance measures presented herein:

In millions, except per share data
Year ended December 31,	2015	2014	2013

Net income as reported	$3,538	$3,167	$2,612
Adjustments:
Other income	-	(80)	(69)
Income tax expense	42	8	39
Adjusted net income	$3,580	$3,095	$2,582
Basic earnings per share as reported	$4.42	$3.86	$3.10
Impact of adjustments, per share	0.05	(0.09)	(0.03)
Adjusted basic earnings per share	$4.47	$3.77	$3.07
Diluted earnings per share as reported	$4.39	$3.85	$3.09
Impact of adjustments, per share	0.05	(0.09)	(0.03)
Adjusted diluted earnings per share	$4.44	$3.76	$3.06

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.28 and $1.10 per US$1.00, for the years ended December 31, 2015 and 2014, respectively.

On a constant currency basis, the Company’s net income for the year ended December 31, 2015 would have been lower by $314 million ($0.39 per diluted share).

16 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Revenues

					% Change
In millions, unless otherwise indicated					at constant
Year ended December 31,	2015	2014	% Change		currency

Rail freight revenues	$11,905	11,455	4%		(4%	)
Other revenues	706	679	4%		(6%	)
Total revenues	$12,611	12,134	4%		(5%	)

Rail freight revenues
Petroleum and chemicals	$2,442	2,354	4%		(6%	)
Metals and minerals	1,437	1,484	(3%	)	(13%	)
Forest products	1,728	1,523	13%		2%
Coal	612	740	(17%	)	(25%	)
Grain and fertilizers	2,071	1,986	4%		(3%	)
Intermodal	2,896	2,748	5%		-
Automotive	719	620	16%		4%
Total rail freight revenues	$11,905	11,455	4%		(4%	)

Revenue ton miles (RTMs) (millions)	224,710	232,138	(3%	)	(3%	)
Rail freight revenue/RTM (cents)	5.30	4.93	8%		(1%	)
Carloads (thousands)	5,485	5,625	(2%	)	(2%	)
Rail freight revenue/carload (dollars)	2,170	2,036	7%		(2%	)

Revenues for the year ended December 31, 2015, totaled $12,611 million compared to $12,134 million in 2014. The increase of $477 million, or 4%, was mainly attributable to the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; and solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets. These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Fuel surcharge revenues decreased by $575 million in 2015, mainly due to lower applicable fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.

In 2015, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 3% relative to 2014.

Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 8% when compared to 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul, particularly in the second half of the year, and a lower applicable fuel surcharge rate.

Petroleum and chemicals

					% Change
					at constant
Year ended December 31,	2015	2014	% Change		currency

Revenues (millions)	$2,442	$2,354	4%		(6%	)
RTMs (millions)	51,103	53,169	(4%	)	(4%	)
Revenue/RTM (cents)	4.78	4.43	8%		(2%	)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

For the year ended December 31, 2015, revenues for this commodity group increased by $88 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher shipments of natural gas liquids. These factors were partly offset by decreased shipments of crude oil and a lower applicable fuel surcharge rate.

Revenue per RTM increased by 8% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

CN  | 2015 Annual Report 17

Management’s Discussion and Analysis

Metals and minerals

					% Change
					at constant
Year ended December 31,	2015	2014	% Change		currency

Revenues (millions)	$1,437	1,484	(3%	)	(13%	)
RTMs (millions)	21,828	24,686	(12%	)	(12%	)
Revenue/RTM (cents)	6.58	6.01	9%		(2%	)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.

For the year ended December 31, 2015, revenues for this commodity group decreased by $47 million, or 3%, when compared to 2014. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand and drilling pipe due to a reduction in oil and gas activities, and lower volumes of semi-finished steel products and short-haul iron ore; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Revenue per RTM increased by 9% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Forest products

				% Change
				at constant
Year ended December 31,	2015	2014	% Change	currency

Revenues (millions)	$1,728	1,523	13%	2%
RTMs (millions)	30,097	29,070	4%	4%
Revenue/RTM (cents)	5.74	5.24	10%	(2%	)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.

For the year ended December 31, 2015, revenues for this commodity group increased by $205 million, or 13%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; freight rate increases; and higher shipments of lumber and panels to U.S. markets, and increased offshore shipments of wood pulp. These factors were partly offset by a lower applicable fuel surcharge rate and decreased shipments of paper products.

Revenue per RTM increased by 10% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

18 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Coal

					% Change
					at constant
Year ended December 31,	2015	2014	% Change		currency

Revenues (millions)	$612	740	(17%	)	(25%	)
RTMs (millions)	15,956	21,147	(25%	)	(25%	)
Revenue/RTM (cents)	3.84	3.50	10%		(1%	)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals in the Gulf of Mexico.

For the year ended December 31, 2015, revenues for this commodity group decreased by $128 million, or 17%, when compared to 2014. The decrease was mainly due to lower shipments of metallurgical and thermal coal through west coast ports, and decreased volumes of thermal coal to U.S. utilities, and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Revenue per RTM increased by 10% in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Grain and fertilizers

					% Change
					at constant
Year ended December 31,	2015	2014	% Change		currency

Revenues (millions)	$2,071	1,986	4%		(3%	)
RTMs (millions)	50,001	51,326	(3%	)	(3%	)
Revenue/RTM (cents)	4.14	3.87	7%		-

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.

For the year ended December 31, 2015, revenues for this commodity group increased by $85 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, as well as higher shipments of potash and lentils. These factors were partly offset by lower U.S. corn and soybeans exports via the Gulf of Mexico, lower volumes of corn to domestic processing facilities, and reduced export shipments of Canadian wheat and barley; as well as a lower applicable fuel surcharge rate.

Revenue per RTM increased by 7% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

CN  | 2015 Annual Report 19

Management’s Discussion and Analysis

Intermodal

				% Change
				at constant
Year ended December 31,	2015	2014	% Change	currency

Revenues (millions)	$2,896	2,748	5%	-
RTMs (millions)	52,144	49,581	5%	5%
Revenue/RTM (cents)	5.55	5.54	-	(5%	)

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.

For the year ended December 31, 2015, revenues for this commodity group increased by $148 million, or 5%, when compared to 2014. The increase was primarily due to higher international shipments, mainly through the Port of Prince Rupert, the positive translation impact of a weaker Canadian dollar, and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.

Revenue per RTM remained flat in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Automotive

				% Change
				at constant
Year ended December 31,	2015	2014	% Change	currency

Revenues (millions)	$719	620	16%	4%
RTMs (millions)	3,581	3,159	13%	13%
Revenue/RTM (cents)	20.08	19.63	2%	(9%	)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import finished vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America.

For the year ended December 31, 2015, revenues for this commodity group increased by $99 million, or 16%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; and higher volumes of domestic finished vehicle traffic in the first half, as a result of new business, and higher import volumes via the Port of Vancouver. These factors were partly offset by a lower applicable fuel surcharge rate.

Revenue per RTM increased by 2% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Other revenues

				% Change
				at constant
Year ended December 31,	2015	2014	% Change	currency
Revenues (millions)	$706	$679	4%	(4%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.

For the year ended December 31, 2015, Other revenues increased by $27 million, or 4%, when compared to 2014, mainly due to the positive translation impact of a weaker Canadian dollar partly offset by lower revenues from vessels.

20 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2015 amounted to $7,345 million compared to $7,510 million in 2014. The decrease of $165 million, or 2%, in 2015 was mainly due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

						% Change		Percentage of revenues
						at constant
In millions	Year ended December 31,	2015	2014	% Change		currency		2015	2014

Labor and fringe benefits		$2,406	$2,319	(4%	)	2%		19.1%	19.1%
Purchased services and material		1,729	1,598	(8%	)	(1%	)	13.7%	13.2%
Fuel		1,285	1,846	30%		39%		10.2%	15.2%
Depreciation and amortization		1,158	1,050	(10%	)	(4%	)	9.2%	8.7%
Equipment rents		373	329	(13%	)	-		2.9%	2.7%
Casualty and other		394	368	(7%	)	3%		3.1%	3.0%
Total operating expenses		$7,345	$7,510	2%		9%		58.2%	61.9%

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $87 million, or 4%, in 2015 when compared to 2014. The increase was primarily a result of the negative translation impact of the weaker Canadian dollar, general wage increases and higher payroll taxes, as well as increased pension expense, partly offset by lower incentive-based compensation expense.

Purchased services and material

Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense increased by $131 million, or 8%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar as well as higher cost for repairs and maintenance and for materials.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense decreased by $561 million, or 30%, in 2015 when compared to 2014. The decrease was primarily due to lower fuel prices, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization

Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.

Depreciation and amortization expense increased by $108 million, or 10%, in 2015 when compared to 2014. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the favorable impact of depreciation studies.

Equipment rents

Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.

Equipment rents expense increased by $44 million, or 13%, in 2015 when compared to 2014. The increase was primarily due to the negative translation impact of the weaker Canadian dollar and increased car hire expense, partly offset by higher income from the use of the Company’s equipment by other railroads.

Casualty and other

Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.

Casualty and other expense increased by $26 million, or 7%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar.

CN  | 2015 Annual Report 21

Management’s Discussion and Analysis

Other income and expenses

Interest expense

In 2015, Interest expense was $439 million compared to $371 million in 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense and a higher level of debt.

Other income

In 2015, the Company recorded other income of $47 million compared to $107 million in 2014. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million.

Income tax expense

The Company recorded income tax expense of $1,336 million for the year ended December 31, 2015, compared to $1,193 million in 2014. Included in the 2015 figure was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.

The effective tax rate was 27.4% in 2015 and 2014. Excluding the net deferred income tax expense of $42 million in 2015 and the net income tax recovery of $18 million in 2014, the effective tax rate for 2015 was 26.5% compared to 27.8% in 2014, partially due to a higher proportion of profit in lower tax rate jurisdictions.

2014 compared to 2013

In 2014, net income was $3,167 million, an increase of $555 million, or 21%, when compared to 2013, with diluted earnings per share rising 25% to $3.85. The $555 million increase was mainly due to an increase in Operating income, net of related income taxes.

Operating income for the year ended December 31, 2014 increased by $751 million, or 19%, to $4,624 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.9% in 2014, compared to 63.4% in 2013, a 1.5-point improvement.

Revenues for the year ended December 31, 2014 increased by $1,559 million or 15%, to $12,134 million, mainly attributable to:

•	higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, as well as new intermodal and automotive business;

•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and

•	freight rate increases.

Operating expenses for the year ended December 31, 2014 increased by $808 million, or 12%, to $7,510 million, mainly due to:

•	the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses;

•	increased purchased services and material expense;

•	higher fuel costs; and

•	increased labor and fringe benefits expense.

Revenues

				% Change
In millions, unless otherwise indicated				at constant
Year ended December 31,	2014	2013	% Change	currency

Rail freight revenues	$11,455	$9,951	15%	11%
Other revenues	679	624	9%	4%
Total revenues	$12,134	$10,575	15%	10%

Rail freight revenues
Petroleum and chemicals	$2,354	$1,952	21%	15%
Metals and minerals	1,484	1,240	20%	14%
Forest products	1,523	1,424	7%	2%
Coal	740	713	4%	-
Grain and fertilizers	1,986	1,638	21%	17%
Intermodal	2,748	2,429	13%	11%
Automotive	620	555	12%	6%
Total rail freight revenues	$11,455	$9,951	15%	11%

Revenue ton miles (RTMs) (millions)	232,138	210,133	10%	10%
Rail freight revenue/RTM (cents)	4.93	4.74	4%	-
Carloads (thousands)	5,625	5,190	8%	8%
Rail freight revenue/carload (dollars)	2,036	1,917	6%	2%

In order to better represent rail freight and related revenues within the commodity groups and maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as Total revenues remain unchanged.

Revenues for the year ended December 31, 2014 totaled $12,134 million compared to $10,575 million in 2013. The increase of $1,559 million, or 15%, was mainly attributable to higher freight volumes due to a record 2013/2014 Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal and automotive business; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases.

22 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Fuel surcharge revenues increased by $72 million in 2014, due to higher freight volumes partly offset by lower fuel surcharge rates.

In 2014, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 10% relative to 2013.

Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to 2013, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Petroleum and chemicals

				% Change
				at constant
Year ended December 31,	2014	2013	% Change	currency

Revenues (millions)	$2,354	$1,952	21%	15%
RTMs (millions)	53,169	44,634	19%	19%
Revenue/RTM (cents)	4.43	4.37	1%	(3%	)

For the year ended December 31, 2014, revenues for this commodity group increased by $402 million, or 21%, when compared to 2013. The increase was mainly due to higher crude oil and natural gas liquid shipments, the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher fuel surcharge revenues due to higher freight volumes partly offset by a lower fuel surcharge rate. These factors were partly offset by lower volumes of chlorine and sulfur.

Revenue per revenue ton mile increased by 1% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Metals and minerals

				% Change
				at constant
Year ended December 31,	2014	2013	% Change	currency

Revenues (millions)	$1,484	$1,240	20%	14%
RTMs (millions)	24,686	21,342	16%	16%
Revenue/RTM (cents)	6.01	5.81	3%	(2%	)

For the year ended December 31, 2014, revenues for this commodity group increased by $244 million, or 20%, when compared to 2013. The increase was mainly due to higher volumes of frac sand, increased shipments of semi-finished steel products, the positive translation impact of a weaker Canadian dollar, and freight rate increases.

Revenue per revenue ton mile increased by 3% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Forest products

					% Change
					at constant
Year ended December 31,	2014	2013	% Change		currency

Revenues (millions)	$1,523	$1,424	7%		2%
RTMs (millions)	29,070	29,630	(2%	)	(2%	)
Revenue/RTM (cents)	5.24	4.81	9%		4%

For the year ended December 31, 2014, revenues for this commodity group increased by $99 million, or 7%, when compared to 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher volumes of lumber and panels to U.S. markets. These factors were partly offset by decreased shipments of lumber and wood pulp to offshore markets and lower fuel surcharge revenues due to lower freight volumes.

Revenue per revenue ton mile increased by 9% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Coal

					% Change
					at constant
Year ended December 31,	2014	2013	% Change		currency

Revenues (millions)	$740	713	4%		-
RTMs (millions)	21,147	22,315	(5%	)	(5%	)
Revenue/RTM (cents)	3.50	3.20	9%		5%

For the year ended December 31, 2014, revenues for this commodity group increased by $27 million, or 4%, when compared to 2013. The increase was mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar, partly offset by lower volumes. Decreased shipments of metallurgical coal, thermal coal, and petroleum coke through west coast ports were partly offset by increased shipments of thermal coal to U.S. utilities and for export through the Gulf.

Revenue per revenue ton mile increased by 9% in 2014, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and a significant decrease in the average length of haul.

CN  | 2015 Annual Report 23

Management’s Discussion and Analysis

Grain and fertilizers

				% Change
				at constant
Year ended December 31,	2014	2013	% Change	currency

Revenues (millions)	$1,986	$1,638	21%	17%
RTMs (millions)	51,326	43,180	19%	19%
Revenue/RTM (cents)	3.87	3.79	2%	(1%	)

For the year ended December 31, 2014, revenues for this commodity group increased by $348 million, or 21%, when compared to 2013. The increase was mainly due to higher volumes of Canadian wheat and canola due to a record 2013/2014 Canadian grain crop, as well as increased shipments of corn and soybeans for export due to higher crop yields in the U.S.; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of fertilizers.

Revenue per revenue ton mile increased by 2% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Intermodal

				% Change
				at constant
Year ended December 31,	2014	2013	% Change	currency

Revenues (millions)	$2,748	$2,429	13%	11%
RTMs (millions)	49,581	46,291	7%	7%
Revenue/RTM (cents)	5.54	5.25	6%	3%

For the year ended December 31, 2014, revenues for this commodity group increased by $319 million, or 13%, when compared to 2013. The increase was mainly due to new business and higher shipments through the ports of Vancouver and Montreal, and increased volumes through the Port of Prince Rupert; the positive translation impact of a weaker Canadian dollar; higher fuel surcharge revenues due to increased freight volumes; and freight rate increases. These increases were partly offset by reduced domestic volumes serving wholesale channels.

Revenue per revenue ton mile increased by 6% in 2014, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Automotive

					% Change
					at constant
Year ended December 31,	2014	2013	% Change		currency

Revenues (millions)	$620	555	12%		6%
RTMs (millions)	3,159	2,741	15%		15%
Revenue/RTM (cents)	19.63	20.25	(3%	)	(8%	)

For the year ended December 31, 2014, revenues for this commodity group increased by $65 million, or 12%, when compared to 2013. The increase was mainly due to higher volumes of domestic finished vehicle traffic as a result of new business and the positive translation impact of a weaker Canadian dollar.

Revenue per revenue ton mile decreased by 3% in 2014, mainly due to a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar.

Other revenues

				% Change
				at constant
Year ended December 31,	2014	2013	% Change	currency
Revenues (millions)	$679	624	9%	4%

For the year ended December 31, 2014, Other revenues increased by $55 million, or 9%, when compared to 2013, mainly due to the positive translation impact of a weaker Canadian dollar, higher revenues from vessels and docks, as well as international freight forwarding.

Operating expenses

Operating expenses for the year ended December 31, 2014 amounted to $7,510 million compared to $6,702 million in 2013. The increase of $808 million, or 12%, in 2014 was mainly due to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.

						% Change		Percentage of revenues
						at constant
In millions	Year ended December 31,	2014	2013	% Change		currency		2014	2013

Labor and fringe benefits		$2,319	2,182	(6%	)	(4%	)	19.1%	20.6%
Purchased services and material		1,598	1,351	(18%	)	(15%	)	13.2%	12.8%
Fuel		1,846	1,619	(14%	)	(7%	)	15.2%	15.3%
Depreciation and amortization		1,050	980	(7%	)	(5%	)	8.7%	9.3%
Equipment rents		329	275	(20%	)	(13%	)	2.7%	2.6%
Casualty and other		368	295	(25%	)	(20%	)	3.0%	2.8%
Total operating expenses		$7,510	6,702	(12%	)	(8%	)	61.9%	63.4%

24 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Labor and fringe benefits

Labor and fringe benefits expense increased by $137 million, or 6%, in 2014 when compared to 2013. The increase was primarily a result of higher headcount to accommodate volume growth, general wage increases, the negative translation impact of the weaker Canadian dollar, as well as higher stock-based compensation expense. The increase was partly offset by a decrease in pension expense and the impact of improved labor productivity.

Purchased services and material

Purchased services and material expense increased by $247 million, or 18%, in 2014 when compared to 2013. The increase was mainly due to weather-related conditions in the first quarter of 2014 that impacted materials, utilities, and maintenance costs for rolling stock; the negative translation impact of the weaker Canadian dollar; as well as increased freight volumes that resulted in higher costs for materials and third-party non-rail transportation carriers.

Fuel

Fuel expense increased by $227 million, or 14%, in 2014 when compared to 2013. The increase was due to higher freight volumes and the negative translation impact of the weaker Canadian dollar, partly offset by increased fuel productivity and a lower US dollar average price for fuel.

Depreciation and amortization

Depreciation and amortization expense increased by $70 million, or 7%, in 2014 when compared to 2013. The increase was mainly due to net capital additions, the negative translation impact of the weaker Canadian dollar, as well as the change in composite depreciation rates resulting from the 2013 depreciation study on certain U.S. track and roadway properties, partly offset by some asset impairments in 2013.

Equipment rents

Equipment rents expense increased by $54 million, or 20%, in 2014 when compared to 2013. The increase was primarily due to increased car hire expense due to higher volumes, the negative translation impact of the weaker Canadian dollar and higher costs for the use of equipment from other railroads, partly offset by increased car hire income.

Casualty and other

Casualty and other expense increased by $73 million, or 25%, in 2014 when compared to 2013. The increase was mainly due to higher accident-related costs, increased property taxes and the negative impact of the weaker Canadian dollar, partly offset by lower workers’ compensation expenses.

Other income and expenses

Interest expense

In 2014, interest expense was $371 million compared to $357 million in 2013. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense partly offset by lower interest expense on capital lease obligations.

Other income

In 2014, the Company recorded other income of $107 million compared to $73 million in 2013. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million. Included in Other income for 2013 was a gain on the exchange of easements of $29 million and a gain on disposal of the Lakeshore West of $40 million.

Income tax expense

The Company recorded income tax expense of $1,193 million for the year ended December 31, 2014, compared to $977 million in 2013.

Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.

Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes.

The effective tax rate for 2014 was 27.4% compared to 27.2% in 2013. Excluding the net income tax recoveries of $18 million and $7 million in 2014 and 2013, respectively, the effective tax rate for 2014 was 27.8% compared to 27.4% in 2013.

CN  | 2015 Annual Report 25

Management’s Discussion and Analysis

Summary of quarterly financial data

	2015 Quarters				2014 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$3,166	$3,222	$3,125	$3,098	$3,207	$3,118	$3,116	$2,693
Operating income	$1,354	$1,487	$1,362	$1,063	$1,260	$1,286	$1,258	$820
Net income	$941	$1,007	$886	$704	$844	$853	$847	$623

Basic earnings per share	$1.19	$1.26	$1.10	$0.87	$1.04	$1.04	$1.03	$0.75
Diluted earnings per share	$1.18	$1.26	$1.10	$0.86	$1.03	$1.04	$1.03	$0.75

Dividends per share	$0.3125	$0.3125	$0.3125	$0.3125	$0.2500	$0.2500	$0.2500	$0.2500

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as presented below:

	2015 Quarters				2014 Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First

Income tax expense (1)	$-	$-	$(42)	$-	$-	$-	$-	$-
After-tax gain on disposal of property (2)	-	-	-	-	-	-	-	72
Impact on net income	$-	$-	$(42)	$-	$-	$-	$-	$72

Impact on basic earnings per share	$-	$-	$(0.05)	$-	$-	$-	$-	$0.09
Impact on diluted earnings per share	$-	$-	$(0.05)	$-	$-	$-	$-	$0.09

(1)	Income tax expense resulted from the enactment of a higher provincial corporate income tax rate.

(2)	In the first quarter of 2014, the Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.

Summary of fourth quarter 2015

Fourth quarter 2015 net income was $941 million, an increase of $97 million, or 11%, when compared to the same period in 2014, with diluted earnings per share rising 15% to $1.18.

Operating income for the quarter ended December 31, 2015 increased by $94 million, or 7%, to $1,354 million, when compared to the same period in 2014. The operating ratio was 57.2% in the fourth quarter of 2015 compared to 60.7% in the fourth quarter of 2014, a 3.5-point improvement.

Revenues for the fourth quarter of 2015 decreased by $41 million, or 1%, to $3,166 million, when compared to the same period in 2014. The decrease was mainly attributable to reduced shipments of energy-related commodities due to a reduction in oil and gas activities, lower volumes of semi-finished steel products and short-haul iron ore, decreased shipments of coal due to weaker North American and global demand, and lower U.S. grain exports via the Gulf of Mexico; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues, freight rate increases, and solid overseas intermodal demand. Fuel surcharge revenues decreased by $190 million in the fourth quarter of 2015, due to lower fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.

Operating expenses for the fourth quarter of 2015 decreased by $135 million, or 7%, to $1,812 million, when compared to the same period in 2014. The decrease was primarily due to lower fuel expense, lower accident-related costs, and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

26 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2015 as compared to 2014. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2015 and 2014, the foreign exchange rates were $1.3840 and $1.1601 per US$1.00, respectively. As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2014 balances have been adjusted. Debt issuance costs have been reclassified from assets to Long-term debt and the current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

In millions	December 31,	2015	2014	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact

Total assets		$36,402	$31,687	$2,761	$1,954

Variance mainly due to:
Accounts receivable		878	928	115	(165)	Decrease due to the impact of an improved collection cycle.

Properties		32,624	28,514	2,501	1,609	Increase primarily due to gross property additions of $2,706 million, partly offset by depreciation of $1,158 million.

Pension asset		1,305	882	-	423	Increase primarily due to the excess of the actual return on plan assets over current service cost and interest cost as well as the increase in the year-end discount rate from 3.87% in 2014 to 3.99% in 2015.

Total liabilities		$21,452	$18,217	$2,506	$729

Variance mainly due to:
Deferred income taxes		8,105	6,834	780	491	Increase due to deferred income tax expense of $600 million recorded in Net income that was partly offset by a deferred income tax recovery of $105 million recorded in Other comprehensive income (loss).

Pension and other postretirement benefits		720	650	35	35	Increase primarily due to actuarial losses partly offset by the increase in the year-end discount rate from 3.87% in 2014 to 3.99% in 2015.

In millions	December 31,	2015	2014		Variance	Explanation of variance

Total shareholders’ equity		$14,950	$13,470		$1,480

Variance mainly due to:
Accumulated other comprehensive loss		(1,767)	(2,427)		660	Decrease due to after-tax amounts of $230 million to recognize the funded status of the Company’s defined benefit pension and other postretirement benefit plans and $430 million for foreign exchange gains and other.

Retained earnings		12,637	11,740		897	Increase due to current year net income of $3,538 million, partly offset by share repurchases of $1,642 million and dividends paid of $996 million.

CN  | 2015 Annual Report 27

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including a committed revolving credit facility, a commercial paper program, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share repurchase programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing.

The Company has a working capital deficit, which is considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2015 and December 31, 2014, the Company had Cash and cash equivalents of $153 million and $52 million, respectively; Restricted cash and cash equivalents of $523 million and $463 million, respectively; and a working capital deficit of $845 million and $208 million, respectively. The working capital deficit increased by $637 million in 2015 primarily as a result of an increase in Current portion of long-term debt mainly due to the issuance of commercial paper; partly offset by increased Cash and cash equivalents and decreased Accounts payable and other. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as the Company expects to continuously invest in these foreign jurisdictions.

The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as at December 31, 2015.

Available financing sources

Shelf prospectus and registration statement

On January 5, 2016, the Company filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets over the next 25 months. During 2015, the Company issued $850 million of debt under its previous shelf prospectus and registration statement, which expired in January 2016. As at December 31, 2015, the Company had issued $1.1 billion and US$600 million of debt under this shelf prospectus and registration statement, which provided for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. capital markets.

Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility

The Company’s revolving credit facility agreement provides access to $800 million of debt, with an accordion feature providing for an additional $500 million subject to the consent of individual lenders. On March 12, 2015, the Company extended the term of its agreement by one year to May 5, 2020. The credit facility is available for working capital and general corporate purposes, including backstopping the Company’s commercial paper programs.

As at December 31, 2015 and December 31, 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2015 and 2014.

Commercial paper

The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent, on a combined basis. The program provides a flexible financing alternative for the Company, and is

28 CN  | 2015 Annual Report

Management’s Discussion and Analysis

subject to market rates in effect at the time of financing. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs.

As at December 31, 2015, the Company had total commercial paper borrowings of US$331 million ($458 million) (nil as at December 31, 2014) presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates in effect. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.

The Company is subject to customary credit rating requirements, which if not met, could result in termination of the program. The necessary credit rating requirements have been met as of the date of this MD&A. The Company is also subject to customary reporting requirements for which failure to perform could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.

As at December 31, 2015, the Company had no proceeds ($50 million, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program presented in Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.

As at December 31, 2015, the Company had letters of credit drawn of $551 million ($487 million as at December 31, 2014) from a total committed amount of $575 million ($511 million as at December 31, 2014) by the various banks. As at December 31, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Additional information relating to these financing sources is provided in Note 10 – Long-term debt to the Company’s 2015 Annual Consolidated Financial Statements.

Credit ratings

The Company’s ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company’s access to the capital markets, or increase its borrowing costs. The Company’s long-term debt rating was upgraded from A (low) to A by Dominion Bond Rating Service in 2015.

The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A:

	Long-term	Commercial
	debt rating	paper rating

Dominion Bond Rating Service	A	R-1 (low)
Moody’s Investors Service	A2	P-1
Standard & Poor’s	A	A-1

These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

CN  | 2015 Annual Report 29

Management’s Discussion and Analysis

Cash flows

In millions	Year ended December 31,	2015	2014	Variance

Net cash provided by operating activities		$5,140	$4,381	$759
Net cash used in investing activities		(2,827)	(2,176)	(651)
Net cash used in financing activities		(2,223)	(2,370)	147
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents		11	3	8
Net increase (decrease) in cash and cash equivalents		101	(162)	263
Cash and cash equivalents, beginning of year		52	214	(162)
Cash and cash equivalents, end of year		$153	$52	$101

Operating activities

Net cash provided by operating activities increased by $759 million in 2015, mainly due to higher operating income and improved collections.

Pension contributions

The Company’s contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the year ended December 31, 2015 and 2014 of $126 million and $127 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions of approximately $115 million for all pension plans in 2016.

See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information pertaining to the funding of the Company’s pension plans. Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements.

Income tax payments

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company’s domestic jurisdiction, tax installments in a given year are generally based on the prior year’s taxable income whereas in the U.S., the Company’s predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2015, net income tax payments were $725 million ($722 million in 2014). For the 2016 fiscal year, the Company’s net income tax payments are expected to be approximately $900 million. In 2016, U.S. tax payments will reflect the allowable 50% accelerated depreciation and the Railroad Track Maintenance Credit as extended by the Protecting Americans from Tax Hikes Act of 2015.

The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities

Net cash used in investing activities increased by $651 million in 2015, mainly as a result of higher property additions.

Property additions

In millions	Year ended December 31,	2015	2014

Track and roadway (1)		$1,855	$1,604
Rolling stock		480	325
Buildings		71	104
Information technology		144	144
Other		156	120
Property additions		$2,706	$2,297

(1)	In both 2015 and 2014 approximately 90% of the Track and roadway property additions were incurred to renew the basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 12% of the Company’s total operating expenses in both 2015 and 2014.

Capital expenditure program

For 2016, the Company expects to invest approximately $2.9 billion in its capital program, which will be financed with cash generated from operations, as outlined below:

•	$1.5 billion on track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; including the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades;

•	$0.6 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet; and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 90 new high-horsepower locomotives;

•	$0.4 billion on initiatives to drive productivity, including information technology to improve service and operating efficiency; and

•	$0.4 billion associated with the U.S. federal government legislative PTC implementation.

Disposal of property

There were no significant disposals of property in 2015. In 2014, cash inflows included proceeds of $76 million from the disposal of the Guelph and $97 million from the disposal of the Deux-Montagnes. Additional information relating to these disposals is provided in Note 3 – Other income to the Company’s 2015 Annual Consolidated Financial Statements.

30 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Financing activities

Net cash used in financing activities decreased by $147 million in 2015, driven by higher share repurchases and dividend payments, which were more than offset by a higher net issuance of debt, including commercial paper.

Debt financing activities

Debt financing activities in 2015 included the following:

•	On November 6, 2015, repayment of US$350 million ($461 million) Floating Rate Notes due 2015 upon maturity;

•	On September 22, 2015, issuance of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million; and

•	Net issuance of commercial paper of $451 million.

Debt financing activities in 2014 included the following:

•	On January 15, 2014, repayment of US$325 million ($356 million) 4.95% Notes due 2014 upon maturity;

•	On February 18, 2014, issuance of $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million;

•	On November 14, 2014, issuance of US$250 million ($284 million) Floating Rate Notes due 2017, and US$350 million ($398 million) 2.95% Notes due 2024, in the U.S. capital markets, which resulted in total net proceeds of US$593 million ($675 million); and

•	Net repayment of commercial paper of $277 million.

Cash obtained from the issuance of debt in 2015 and 2014 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company’s outstanding debt securities is provided in Note 10 – Long-term debt to the Company’s 2015 Annual Consolidated Financial Statements.

Share repurchase programs

The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016.

Previous share repurchase programs allowed for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, and up to 30.0 million common shares between October 29, 2013 and October 23, 2014 pursuant to the NCIBs.

The following table provides the information related to the share repurchase programs for the years ended December 31, 2015, 2014 and 2013:

					Total
In millions, except per share data	Year ended December 31,	2015	2014	2013	program

October 2015 - October 2016 program
Number of common shares (1)		5.8	N/A	N/A	5.8
Weighted-average price per share		$70.44	N/A	N/A	$70.44
Amount of repurchase		$410	N/A	N/A	$410

October 2014 - October 2015 program
Number of common shares (1)		17.5	5.6	N/A	23.1
Weighted-average price per share (2)		$76.79	$73.29	N/A	$75.94
Amount of repurchase		$1,340	$410	N/A	$1,750

October 2013 - October 2014 program
Number of common shares (1)		N/A	16.8	5.5	22.3
Weighted-average price per share (2)		N/A	$65.40	$55.25	$62.88
Amount of repurchase		N/A	$1,095	$305	$1,400

Total for the year
Number of common shares (1)		23.3	22.4	27.6 (4)
Weighted-average price per share (2)		$75.20	$67.38	$50.65 (4)
Amount of repurchase (3)		$1,750	$1,505	$1,400 (4)

(1)	Includes common shares repurchased in the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 and 2013 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

(3)	The 2015 common share repurchases include settlements in the subsequent period.

(4)	Includes 2013 repurchases from the October 2012 - October 2013 program, which consisted of 22.1 million common shares, a weighted-average price per share of $49.51 and an amount of repurchase of $1,095 million.

Share purchases by Share Trusts

In 2014, the Company established Employee Benefit Plan Trusts (“Share Trusts”) to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan. See Note 14 - Stock-based compensation to the Company’s 2015 Annual Consolidated Financial Statements for additional information on the Share Units Plan. For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company’s 2015 Annual Consolidated Financial Statements.

Dividends paid

During 2015, the Company paid quarterly dividends of $0.3125 per share amounting to $996 million, compared to $818 million, at the rate of $0.2500 per share, in 2014. For 2016, the Company’s Board of Directors approved an increase of 20% to the quarterly dividend to common shareholders, from $0.3125 per share in 2015 to $0.3750 per share in 2016.

CN  | 2015 Annual Report 31

Management’s Discussion and Analysis

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2015:

In millions	Total	2016	2017	2018	2019	2020	2021 & thereafter

Debt obligations (1)	$9,905	$1,219	$684	$720	$755	$-	$6,527
Interest on debt obligations (2)	6,975	453	437	402	350	328	5,005
Capital lease obligations (3)	640	245	186	17	17	23	152
Operating lease obligations (4)	742	169	138	113	82	53	187
Purchase obligations (5)	1,475	1,059	244	39	34	30	69
Other long-term liabilities (6)	789	60	64	45	40	36	544
Total contractual obligations	$20,526	$3,205	$1,753	$1,336	$1,278	$470	$12,484

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations of $522 million which are included in Capital lease obligations.

(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at December 31, 2015.

(3)	Includes $522 million of minimum lease payments and $118 million of imputed interest at rates ranging from 0.7% to 7.3%.

(4)	Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

(5)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(6)	Includes expected payments for workers’ compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities, donations and pension obligations that have been classified as contractual settlement agreements.

For 2016 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Free cash flow

Free cash flow is a non-GAAP measure that is reported as a supplementary indicator of the Company’s performance. Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

In millions	Year ended December 31,	2015	2014

Net cash provided by operating activities		$5,140	$4,381
Net cash used in investing activities		(2,827)	(2,176)
Net cash provided before financing activities		2,313	2,205

Adjustment: Change in restricted cash and cash equivalents		60	15
Free cash flow		$2,373	$2,220

32 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Adjusted debt-to-total capitalization ratio

December 31,	2015	2014

Debt-to-total capitalization ratio (1) (2)	41.1%	38.3%
Add: Impact of present value of
operating lease commitments (3)	1.4%	1.7%
Adjusted debt-to-total capitalization ratio	42.5%	40.0%

Adjusted debt-to-adjusted EBITDA multiple

In millions, unless otherwise indicated
Twelve months ended December 31,	2015	2014

Debt (2)	$10,427	$8,372
Add: Present value of operating lease commitments (3)	607	607
Adjusted debt	$11,034	$8,979

Operating income	$5,266	$4,624
Add: Depreciation and amortization	1,158	1,050
EBITDA (excluding Other income)	6,424	5,674
Add: Deemed interest on operating leases	29	28
Adjusted EBITDA	$6,453	$5,702
Adjusted debt-to-adjusted EBITDA multiple (times)	1.71	1.57

(1)	Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders’ equity.

(2)	As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the 2014 debt balance has been adjusted and the related financial ratios have been restated. See the section of this MD&A entitled Recent accounting pronouncements for additional information.

(3)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The increase in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2015, as compared to 2014, was mainly due to an increased debt level, reflecting a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date and the net issuance of debt, including commercial paper. The Company’s adjusted debt-to-adjusted EBITDA multiple also increased, which was driven by the increased debt level as at December 31, 2015, partly offset by a higher operating income earned during 2015, as compared to 2014.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments.

See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2015, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company’s 2015 Annual Consolidated Financial Statements.

Outstanding share data

As at February 1, 2016, the Company had 784.6 million common shares and 5.8 million stock options outstanding.

Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

CN  | 2015 Annual Report 33

Management’s Discussion and Analysis

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties; and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.

The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk remote.

Liquidity risk

Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a committed revolving credit facility, commercial paper, and an accounts receivable securitization program. As well, the Company can issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets, under its shelf prospectus and registration statement filed on January 5, 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company’s available financing sources.

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company’s revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$361 million (US$350 million as at December 31, 2014). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the years ended December 31, 2015, 2014 and 2013, the Company recorded a gain of $61 million, $9 million, and $6 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by losses related to the remeasurement of other US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2015, Other current assets included an unrealized gain of $4 million ($9 million as at December 31, 2014) and Accounts payable and other included an unrealized loss of $2 million (nil as at December 31, 2014), related to foreign exchange forward contracts.

The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2015, Accumulated other comprehensive loss included an unamortized gain of $7 million ($7 million as at December 31, 2014) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

The estimated annual impact on net income of a year-over-year one-percent change in the interest rate on floating rate debt is approximately $10 million.

34 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Commodity price risk

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.

The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company’s fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel (OHD), and to a lesser extent West-Texas Intermediate crude oil (WTI).

The Company also enters into agreements with fuel suppliers which allow but do not require the Company to purchase all of its estimated 2016 volume, and approximately 25% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

While the Company’s fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments

The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets	The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable	The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company’s exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company’s debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2015, the Company’s debt had a carrying amount of $10,427 million ($8,372 million as at December 31, 2014) and a fair value of $11,720 million ($9,767 million as at December 31, 2014).

Level 3 Significant inputs are unobservable	The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company’s proportionate share of the underlying net assets. As at December 31, 2015, the Company’s investments had a carrying amount of $69 million ($58 million as at December 31, 2014) and a fair value of $220 million ($183 million as at December 31, 2014).

CN  | 2015 Annual Report 35

Management’s Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) were adopted by the Company during the current period:

Standard	Description	Impact

ASU 2015-17 Income Taxes, Balance Sheet Classification of Deferred Taxes

Simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a statement of financial position, thus eliminating the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts.

The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. The current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability in the amount of $58 million and $68 million as at December 31, 2015 and 2014, respectively.

ASU 2015-03 Interest – Imputation of Interest	Simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt.

The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. Debt issuance costs have been reclassified from assets to Long-term debt in the amount of $42 million and $37 million as at December 31, 2015 and 2014, respectively.

The following recent ASUs issued by FASB have an effective date after December 31, 2015 and have not been adopted by the Company:

Standard	Description	Impact	Effective date (1)

ASU 2016-01 Financial Instruments – Overall

Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the balance sheet at the beginning of the year of adoption.

		The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017.

ASU 2014-09 Revenue from Contracts with Customers

Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.

		The Company is evaluating the effect that the ASU will have on it Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

36 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Critical accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company’s policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s 2015 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/ settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2015, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2015, the total amount of gross unrecognized tax benefits was $27 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2015 was $19 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2015 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $5 million of the net unrecognized tax benefits as at December 31, 2015 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company’s deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in either the Canadian or U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by approximately $115 million.

For the year ended December 31, 2015, the Company recorded total income tax expense of $1,336 million, of which $600 million was a deferred income tax expense which included a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. For the year ended December 31, 2014, the Company recorded total income tax expense of $1,193 million, of which $416 million was a deferred income tax expense which included an income tax recovery of $18 million resulting from a change in the estimate of the deferred income tax liability related to properties. For the year ended December 31, 2013, the Company recorded total income tax expense of $977 million, of which $331 million was a deferred income tax expense and included a net income tax recovery of $7 million which consisted of a $15 million income tax recovery from the

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Management’s Discussion and Analysis

recognition of U.S. state income tax losses and a $16 million income tax recovery from a revision of the apportionment of U.S. state income taxes, which were partly offset by a combined $24 million income tax expense resulting from the enactment of higher provincial corporate income tax rates. The Company’s net deferred income tax liability as at December 31, 2015 was $8,105 million ($6,834 million as at December 31, 2014). Additional disclosures are provided in Note 4 – Income taxes to the Company’s 2015 Annual Consolidated Financial Statements.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $30 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the third quarter of 2015, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company’s annual depreciation expense.

In 2015, the Company recorded total depreciation expense of $1,156 million ($1,050 million in 2014 and $979 million in 2013). As at December 31, 2015, the Company had Properties of $32,624 million, net of accumulated depreciation of $12,203 million ($28,514 million, net of accumulated depreciation of $11,195 million, as at December 31, 2014). Additional disclosures are provided in Note 7 – Properties to the Company’s 2015 Annual Consolidated Financial Statements.

U.S. GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits

The Company’s plans have a measurement date of December 31. The following table provides the Company’s pension asset, pension liability and other postretirement benefits liability as at December 31, 2015 and 2014:

In millions	December 31,	2015	2014

Pension asset		$1,305	$882
Pension liability		469	400
Other postretirement benefits liability		269	267

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation

38 CN  | 2015 Annual Report

Management’s Discussion and Analysis

or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2015, 2014 and 2013, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2015	2014	2013

Net periodic benefit cost (income) for pensions		$34	$(4)	$90
Net periodic benefit cost for other postretirement benefits		10	12	14

As at December 31, 2015 and 2014, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2015	2014

Projected pension benefit obligation		$17,081	$17,279
Accumulated other postretirement benefit obligation		269	267

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and net periodic benefit cost (income) for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer-term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 3.99%, based on bond yields prevailing at December 31, 2015 (3.87% at December 31, 2014) was considered appropriate by the Company.

Beginning in 2016, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.

The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.

Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applicable in 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach will increase net periodic benefit income by approximately $120 million compared to the approach applicable in 2015 and prior years.

For the year ended December 31, 2015, a 0.25% decrease in the 3.99% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $495 million to the funded status for pensions and would result in a decrease of approximately $20 million to the 2016 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $475 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2016 projected net periodic benefit income.

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2015, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost. For 2016, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns. The Company has elected to use a market-related value of assets, whereby realized and unrealized

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Management’s Discussion and Analysis

gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2015 was above the market-related value of assets by approximately $1,760 million, the projected net periodic benefit income for 2016 would increase by approximately $270 million.

The assets of the Company’s various plans are held in separate trust funds (“Trusts”) which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix target and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The target long-term asset mix in 2015 was: 3% cash and short-term investments, 37% bonds and mortgages, 45% equities, 4% real estate, 7% oil and gas and 4% infrastructure investments.

Annually, the CN Investment Division (“Investment Manager”), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2015, the CN Pension Plan earned an annual average rate of return of 6.06%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

	2015	2014	2013	2012	2011

Actual	5.5%	10.1%	11.2%	7.7%	0.3%
Market-related value	7.0%	7.6%	7.3%	2.3%	3.0%
Expected	7.00%	7.00%	7.00%	7.25%	7.50%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $90 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2016

In 2016, the Company expects net periodic benefit income of approximately $120 million for all its defined benefit pension plans. The favorable variance compared to 2015 is primarily due to lower current service cost and interest cost resulting from the adoption of the spot rate approach as well as lower amortization of actuarial losses resulting from the increase in the discount rate from 3.87% to 3.99%.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2015, the assets of the Company’s various plans are comprised of 2% in cash and short-term investments, 30% in bonds and mortgages, 40% in equities, 2% in real estate assets, 5% in oil and gas, 7% in infrastructure, 11% in absolute return investments, and 3% in risk-based allocation investments. See Note 12 - Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans’ assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2015, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and 3.00% for the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was assumed to be 6.5% in 2015, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

For the year ended December 31, 2015, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Mortality

The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners’ Mortality (“Report”). The Report contained Canadian pensioners’ mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA’s conclusions were taken into account in selecting management’s best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2015 and 2014.

40 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Funding of pension plans

The Company’s main Canadian defined benefit pension plan, the CN Pension Plan, accounts for approximately 92% of the Company’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the plan’s funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan’s funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company’s future contributions.

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company’s funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans.

The Company’s latest actuarial valuations for funding purposes of its Canadian registered pension plans conducted as at December 31, 2014 indicated a funding excess on a going concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion, calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

The Company’s next actuarial valuations for its Canadian registered pension plans required as at December 31, 2015 will be performed in 2016. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.3 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all of the Company’s pension plans in 2016. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2016 funding obligations.

See the section of this MD&A entitled Liquidity and capital resources – Pension contributions for additional information relating to pension contributions.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

In millions	December 31, 2015	CN Pension Plan	BC Rail Pension Plan	U.S. and other plans	Total

Plan assets by category
Cash and short-term investments		$346	$14	$29	$389
Bonds		4,969	200	104	5,273
Mortgages		122	4	1	127
Equities		6,766	215	126	7,107
Real estate		345	11	1	357
Oil and gas		976	31	5	1,012
Infrastructure		1,194	38	5	1,237
Absolute return		1,847	59	8	1,914
Risk-based allocation		407	13	2	422
Other (1)		66	3	10	79
Total plan assets		$17,038	$588	$291	$17,917
Projected benefit obligation at end of year		$15,794	$532	$755	$17,081
Company contributions in 2015		78	-	30	108
Employee contributions in 2015		58	-	-	58

(1)	Other consists of operating assets of $119 million and liabilities of $40 million required to administer the Trusts’ investment assets and the plans’ benefit and funding activities.

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2015 Annual Consolidated Financial Statements.

CN  | 2015 Annual Report 41

Management’s Discussion and Analysis

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2015, the Company recorded a $12 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other claims. In 2014 and 2013, external actuarial studies resulted in a net decrease of $2 million and a net increase of $1 million, respectively.

As at December 31, 2015, 2014 and 2013 the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2015	2014	2013

Beginning of year	$203	$210	$209
Accruals and other	17	28	38
Payments	(29)	(35)	(37)
End of year	$191	$203	$210
Current portion - End of year	$27	$28	$31

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

In 2015, the Company recorded a $5 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2015 external actuarial study. In 2014 and 2013, external actuarial studies resulted in a net decrease of $20 million and $11 million, respectively. The prior years’ decreases from the 2014 and 2013 actuarial valuations were mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

42 CN  | 2015 Annual Report

Management’s Discussion and Analysis

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2015	2014	2013

Beginning of year	$95	$106	$105
Accruals and other	22	2	18
Payments	(30)	(22)	(24)
Foreign exchange	18	9	7
End of year	$105	$95	$106
Current portion - End of year	$24	$20	$14

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

Environmental matters

Known existing environmental concerns

The Company has identified approximately 215 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2015, 2014 and 2013, the Company’s provision for specific environmental sites was as follows:

In millions	2015	2014	2013

Beginning of year	$114	$119	$123
Accruals and other	81	11	12
Payments	(91)	(19)	(18)
Foreign exchange	6	3	2
End of year	$110	$114	$119
Current portion - End of year	$51	$45	$41

The Company anticipates that the majority of the liability at December 31, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

•	the lack of specific technical information available with respect to many sites;

•	the absence of any government authority, third-party orders, or claims with respect to particular sites;

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Management’s Discussion and Analysis

•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

•	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $20 million in 2015, $20 million in 2014 and $18 million in 2013. For 2016, the Company expects to incur operating expenses relating to environmental matters in the same range as 2015. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $18 million in 2015, $19 million in 2014 and $10 million in 2013. For 2016, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2015.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company’s business.

Competition

The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for the Company’s customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

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Management’s Discussion and Analysis

The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and that legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, or reputation.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2015, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

As at December 31, 2015, CN employed a total of 16,022 employees in Canada, of which 11,708, or 73%, were unionized employees. As at December 31, 2015, CN employed a total of 7,150 employees in the U.S., of which 5,584, or 78%, were unionized employees. The Company’s relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

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Management’s Discussion and Analysis

Canadian workforce

During 2015, the Company renewed collective agreements with the United Steelworkers of America (USW) governing maintenance of way employees; the Teamsters Canada Rail Conference (TCRC) governing rail traffic controllers and locomotive engineers; Unifor, governing clerical, intermodal and shopcraft employees, as well as owner-operator truck drivers. The new collective agreements will expire at various dates between December 31, 2017 and March 31, 2019.

U.S. workforce

As of February 1, 2016, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and four collective agreements covering operating craft employees are currently under renegotiation.

During 2015, the Company renewed a collective agreement with the United Transportation Union (UTU) (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing conductors on the Grand Trunk Western. On January 15, 2016, the Company renewed three additional collective agreements with UTU governing 57 yardmasters at GTW, WC and a small subset working on the ICC.

The general approach to labor negotiations by U.S. Class I rail-roads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, effect-ive January 2015, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.

Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

Regulation

Economic regulation – Canada

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (“Agency”) under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On May 29, 2014, Bill C-30 came into force, which provides authority to the Government to establish minimum volumes of grain to be moved and penalties in the event that thresholds are not met. During 2014, the Government of Canada issued Orders in Council prescribing each of the Company and Canadian Pacific Railway Company to move various weekly minimum volumes of grain during specified periods through to March 28, 2015. Since March 28, 2015, the Government has not imposed any minimum grain volume requirements; however, as long as the amendments in Bill C-30 remain in effect, the Government can choose to stipulate volume requirements. Under other provisions of this bill, the Agency also extended the interswitching distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes ‘operational terms’ for the purpose of rail level of service arbitrations. In the event that a railway fails to fulfill its service level obligations, Bill C-30 also allows the Agency to order a railway company to pay shippers for expenses incurred. The amendments introduced by Bill C-30 are intended to remain in effect up to August 1, 2016, unless further extended by Parliament.

On June 25, 2014, the Government launched a statutory review of the CTA. The panel appointed by the Government to conduct this review was expected to provide their report to the Federal Minister of Transport on December 24, 2015. CN provided comments on the subjects being examined in 2015. It is unclear what actions, if any, will be taken by Transport Canada after they consider the findings of the report; however, additional regulations could be proposed as a result of the review.

On June 18, 2015, Bill C-52 came into force, which requires railway companies to maintain minimum liability insurance coverage and establishes a strict liability regime on railway companies up to their minimum insurance levels in respect of losses incurred as a result of a railway accident involving crude oil. Bill C-52 creates a fund capitalized through levies payable by crude oil shippers to compensate for losses exceeding the railway company’s minimum insurance level. Currently, the Company’s liability insurance coverage exceeds the minimum required. The provisions relating to insurance requirements and the fund are expected to come into force in June 2016.

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Management’s Discussion and Analysis

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Economic regulation – U.S.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending, as noted below.

On December 12, 2013, the STB instituted a proceeding on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates, subsequent to which it received comments and replies. The STB held a hearing on these matters in 2015. No further significant developments have occurred.

On December 20, 2013, the STB instituted a rulemaking to review how it determines the rail industry’s cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy and the revenue adequacy component used in judging the reasonableness of rail rates. The STB held hearings on these matters on July 22-23, 2015. In addition, on September 8, 2015, the STB made its annual revenue adequacy determination for Class I carriers for 2014. The STB determined that four Class I carriers are revenue adequate, among them Grand Trunk Corporation, which includes CN’s U.S. affiliated operations.

On October 8, 2014, the STB issued a decision requiring all Class I railroads to provide each week a broad range of operational data, starting October 22, 2014. The STB is seeking to provide access to rail performance data sought by shippers and to meet the STB’s objective of promoting transparency, accountability, and improvements in rail service. The STB also directed that data specific to Chicago and a narrative summary of operating conditions in Chicago as well as Chicago Transportation Coordination Office (CTCO) contingency protocols and other industry-wide information be provided from individual railroads. On December 30, 2014, the STB issued a notice of proposed rulemaking to require Class I railroads to permanently report certain service performance metrics on a weekly basis, however no final rule has been issued.

Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly substandard performance of Amtrak trains on CN’s ICC and GTW lines. On December 19, 2014, the STB granted Amtrak’s motion to amend its complaint to limit the STB’s investigation to a single Amtrak service on CN’s ICC line. That case has been stayed pending a notice of proposed rulemaking on December 28, 2015 to define on-time performance under Section 213 of PRIIA, and a proposed policy statement on the same date offering guidance on appropriate evidence and on preference issues in such investigations. During this period, the rail industry also challenged as unconstitutional Congress’ delegation to Amtrak and the FRA of joint legislative authority to promulgate the PRIIA performance standards, and on July 2, 2013, the U.S. Court of Appeals for the District of Columbia Circuit so ruled. On March 9, 2015, however, the Supreme Court vacated the D.C. Circuit’s July 2, 2013 decision and returned the case to that court for review of the constitutional claims not previously ruled upon. As a result, the joint FRA/Amtrak performance standards became applicable again on April 10, 2015, pending the D.C. Circuit’s review. The court held oral argument on November 10, 2015, and a decision is expected during the first quarter of 2016.

The U.S. Congress has had under consideration various pieces of legislation that would increase federal economic regulation of the railroad industry. On March 24, 2015, legislation was introduced in the Senate (S.853) which would (among a number of other provisions) allow for reciprocal switching for junctions within 100 miles, however, no further action was taken in Congress as of the date of this MD&A. On December 18, 2015, STB reauthorization legislation (S.808) was passed by Congress and signed into law by the President. In addition to addressing arbitration and the Board’s investigatory authority, the new law further streamlines the STB’s rate-case review process, and extends current STB membership from three Commissioners to five.

The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’

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Management’s Discussion and Analysis

concerns regarding increased rail activity expected along the EJ&E line. The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the D.C. Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $48 million (US$35 million), in relation to the acquisition.

The STB also imposed a five-year monitoring and oversight condition on the transaction, subsequently extended by an additional year to January 2015, and an additional two years to January 23, 2017, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions.

On November 8, 2012, the STB denied a request made by the Village of Barrington, Illinois (Barrington) to reopen its EJ&E approval decision and impose additional mitigation requiring CN to provide a grade separation at a location along the EJ&E line in Barrington, a requested condition the STB had previously denied. On July 18, 2014, the U.S. Court of Appeals for the D.C. Circuit denied Barrington’s appeal of the STB’s decision. On November 26, 2014, Barrington again sought reopening to have a grade separation condition imposed at CN’s expense at the intersection of U.S. Highway 14 and the EJ&E line in Barrington at CN’s expense. Barrington’s petition to reopen was denied on May 15, 2015, and its petition for reconsideration of that decision was denied on November 4, 2015.

The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada

The Company’s rail operations in Canada are subject to safety regulation by the Federal Minister of Transport under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are admistered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

Following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”) on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Canada Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods and an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids were also put into place. Further to this, Transport Canada issued new rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars.

Transport Canada has also issued new regulations that provide for: (1) administrative monetary penalties that could be issued for violation of the Railway Safety Act and its associated regulations, (2) specific standards for new highway-railway crossings and requirements that existing crossings be upgraded to basic safety standards within seven years, as well as safety related data that must be provided by railway companies on an annual basis, and (3) modified requirements for safety management systems for both federally-regulated railway companies as well as local carriers operating on railway lines of federally-regulated carriers. As well, under Bill C-52, which was enacted on June 18, 2015, the Agency now has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

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Management’s Discussion and Analysis

In compliance with an order issued by Transport Canada, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies, respecting the securement of unattended locomotives and crew size requirements, which were approved by the Federal Minister of Transport. Additional rules are under development. CN has reviewed its safety policies for unattended trains and adjusted its safety practices in light of events occurring subsequent to the Lac-Mégantic derailment.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – U.S.

The Company’s U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and the PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a “key train” (for which heightened operating safeguards are required).

As a result of FRA’s Emergency Order No. 28, the Railroad Safety Advisory Committee (RSAC), which was established by the FRA in 1996 to provide advice and recommendations to the FRA on railroad safety matters, was directed with four new tasks: (1) train crew size, (2) operational testing for securement, (3) securement and (4) hazardous material issues. CN was an active participant in all four task groups, which have all now completed their work.

The National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. Specifically, the NTSB recommended: (1) expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

The PHMSA issued a final rule on May 8, 2015, in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. To be used in an HHFT, new tank cars constructed after October 1, 2015 will have to meet enhanced DOT-117 design or performance criteria, while existing tank cars will have to be retrofitted based on a DOT-prescribed schedule. On June 12, 2015, the AAR filed an administrative appeal with PHMSA challenging, among other matters, the agency’s requirement for railroads to install ECP brakes on certain HHFTs. On November 6, 2015, PHMSA denied AAR’s administrative appeal. However, as part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing.

Rail safety bills have been introduced in the U.S. Congress following the Lac-Mégantic derailment, however these bills have not advanced due to the fact that much of the substance of rail safety was addressed under the recently enacted FAST Act, and by FRA and PHMSA regulatory measures.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company’s results of operations or its competitive and financial position.

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Management’s Discussion and Analysis

Positive Train Control

On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively the “PTCEIA”), Congress extended the PTC dead-line until December 31, 2018, with the option for a railroad carrier to implement PTC by no later than December 31, 2020. Pursuant to the PTCEIA, the Company submitted its revised implementation plan on January 27, 2016. The Company will also have to file a progress report on March 31, 2016, and annually thereafter until implementation is completed. The Company was progressing its implementation of PTC pursuant to the prior law and will continue to do so under the new timeline, including working with the FRA and other Class I railroads to satisfy the requirements for U.S. network interoperability. In connection with CN’s revised PTC implementation plan, CN performed a reassessment of all costs associated with its implementation plan and now estimates that the total implementation cost will be US$1.2 billion, of which US$0.2 billion has been spent as of December 31, 2015. The revised estimated total costs take into consideration the added complexities identified during the detailed review as well as technical challenges anticipated to comply with the regulations and to ensure the interoperability with other railroads and to maintain optimal operating performance.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:

•	Border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA.

•	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

•	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

•	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

•	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Vessels

The Company’s vessel operations are subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.

The Federal Maritime Commission, which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry in 2011 to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. While legislative initiatives have been launched since then, no further action was taken in the Senate or the House of Representatives as of the date of this MD&A.

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Management’s Discussion and Analysis

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company’s results of operations, or its competitive and financial position.

Economic conditions

The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the current volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company’s fuel costs and surcharges. In addition, the current volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pension funding volatility

The Company’s funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company’s defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company’s results of operations. There can be no assurance that the Company’s pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology

The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity

Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

CN  | 2015 Annual Report 51

Management’s Discussion and Analysis

Supplier concentration

The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel

The Company, like other companies in North America, may experience demographic challenges in the employment levels of its work-force. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Interest rate

The Company is exposed to interest rate risk relating to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company’s financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company’s liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

52 CN  | 2015 Annual Report

Management’s Discussion and Analysis

Weather and climate change

The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. Climate change legislation and regulation could affect CN’s customers; make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2015, have concluded that the Company’s disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2015, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2015, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015, and issued Management’s Report on Internal Control over Financial Reporting dated February 1, 2016 to that effect.

CN  | 2015 Annual Report 53

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 and has also expressed an unqualified audit opinion on the Company’s 2015 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2016.

/s/ Claude Mongeau

Claude Mongeau

President and Chief Executive Officer

February 1, 2016

/s/ Luc Jobin

Luc Jobin

Executive Vice-President and Chief Financial Officer

February 1, 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in share-holders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 1, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP*

KPMG LLP*

Montreal, Canada

February 1, 2016

*	FCPA auditor, FCA, public accountancy permit No. A106087

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

54 CN  | 2015 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 1, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP*

KPMG LLP*

Montreal, Canada

February 1, 2016

*	FCPA auditor, FCA, public accountancy permit No. A106087

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

CN  | 2015 Annual Report 55

Consolidated Statements of Income and Comprehensive Income

Consolidated Statements of Income

In millions, except per share data	Year ended December 31,	2015	2014	2013

Revenues		$12,611	$12,134	$10,575
Operating expenses
Labor and fringe benefits		2,406	2,319	2,182
Purchased services and material		1,729	1,598	1,351
Fuel		1,285	1,846	1,619
Depreciation and amortization		1,158	1,050	980
Equipment rents		373	329	275
Casualty and other		394	368	295
Total operating expenses		7,345	7,510	6,702
Operating income		5,266	4,624	3,873
Interest expense		(439)	(371)	(357)
Other income (Note 3)		47	107	73
Income before income taxes		4,874	4,360	3,589
Income tax expense (Note 4)		(1,336)	(1,193)	(977)
Net income		$3,538	$3,167	$2,612

Earnings per share (Note 5)
Basic		$4.42	$3.86	$3.10
Diluted		$4.39	$3.85	$3.09
Weighted-average number of shares (Note 5)
Basic		800.7	819.9	843.1
Diluted		805.1	823.5	846.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	Year ended December 31,	2015	2014	2013

Net income		$3,538	$3,167	$2,612
Other comprehensive income (loss) (Note 15)
Net gain on foreign currency translation		249	75	46
Net change in pension and other postretirement benefit plans (Note 12)		306	(995)	1,775
Amortization of gain on treasury lock		-	(1)	-
Other comprehensive income (loss) before income taxes		555	(921)	1,821
Income tax recovery (expense)		105	344	(414)
Other comprehensive income (loss)		660	(577)	1,407
Comprehensive income		$4,198	$2,590	$4,019

See accompanying notes to consolidated financial statements.

56 CN  | 2015 Annual Report

Consolidated Balance Sheets

In millions	December 31,	2015	2014

Assets

Current assets
Cash and cash equivalents		$153	$52
Restricted cash and cash equivalents (Note 10)		523	463
Accounts receivable (Note 6)		878	928
Material and supplies		355	335
Other		244	215
Total current assets		2,153	1,993

Properties (Note 7)		32,624	28,514
Pension asset (Note 12)		1,305	882
Intangible and other assets (Note 8)		320	298
Total assets		$36,402	$31,687

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 9)		$1,556	$1,657
Current portion of long-term debt (Note 10)		1,442	544
Total current liabilities		2,998	2,201

Deferred income taxes (Note 4)		8,105	6,834
Other liabilities and deferred credits (Note 11)		644	704
Pension and other postretirement benefits (Note 12)		720	650
Long-term debt (Note 10)		8,985	7,828

Shareholders’ equity
Common shares (Note 13)		3,705	3,718
Common shares in Share Trusts (Note 13)		(100)	-
Additional paid-in capital (Note 13)		475	439
Accumulated other comprehensive loss (Note 15)		(1,767)	(2,427)
Retained earnings		12,637	11,740
Total shareholders’ equity		14,950	13,470
Total liabilities and shareholders’ equity		$36,402	$31,687

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert Pace	Claude Mongeau

Director	Director

CN  | 2015 Annual Report 57

Consolidated Statements of Changes in Shareholders’ Equity

	Number of common shares			Common shares	Additional	Accumulated other		Total
In millions	Outstanding	Share Trusts	Common Shares	in Share Trusts	paid-in capital	comprehensive loss	Retained earnings	shareholders’ equity

Balance at December 31, 2012	856.8	-	$3,892	$-	$216	$(3,257)	$10,167	$11,018

Net income							2,612	2,612
Stock-based compensation	1.4		36		4			40
Share repurchase programs (Note 13)	(27.6)		(133)				(1,267)	(1,400)
Other comprehensive income (Note 15)						1,407		1,407
Dividends ($0.86 per share)							(724)	(724)
Balance at December 31, 2013	830.6	-	3,795	-	220	(1,850)	10,788	12,953

Net income							3,167	3,167
Stock-based compensation	1.2		31		10			41
Modification of stock-based
compensation awards (Note 13)					209			209
Share repurchase programs (Note 13)	(22.4)		(108)				(1,397)	(1,505)
Other comprehensive loss (Note 15)						(577)		(577)
Dividends ($1.00 per share)							(818)	(818)
Balance at December 31, 2014	809.4	-	3,718	-	439	(2,427)	11,740	13,470

Net income							3,538	3,538
Stock-based compensation	2.5		95		36		(3)	128
Share repurchase programs (Note 13)	(23.3)		(108)				(1,642)	(1,750)
Share purchases by Share Trusts (Note 13)	(1.4)	1.4		(100)				(100)
Other comprehensive income (Note 15)						660		660
Dividends ($1.25 per share)							(996)	(996)
Balance at December 31, 2015	787.2	1.4	$3,705	$(100)	$475	$(1,767)	$12,637	$14,950

See accompanying notes to consolidated financial statements.

58 CN  | 2015 Annual Report

Consolidated Statements of Cash Flows

In millions	Year ended December 31,	2015	2014	2013

Operating activities
Net income		$3,538	$3,167	$2,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,158	1,050	980
Deferred income taxes (Note 4)		600	416	331
Gain on disposal of property (Note 3)		-	(80)	(69)
Changes in operating assets and liabilities:
Accounts receivable		188	(59)	32
Material and supplies		4	(51)	(38)
Accounts payable and other		(282)	-	(245)
Other current assets		46	5	13
Pensions and other, net		(112)	(67)	(68)
Net cash provided by operating activities		5,140	4,381	3,548

Investing activities
Property additions		(2,706)	(2,297)	(1,973)
Disposal of property (Note 3)		-	173	52
Change in restricted cash and cash equivalents		(60)	(15)	73
Other, net		(61)	(37)	(4)
Net cash used in investing activities		(2,827)	(2,176)	(1,852)

Financing activities
Issuance of debt (Note 10)		841	1,022	1,582
Repayment of debt (Note 10)		(752)	(822)	(1,413)
Net issuance (repayment) of commercial paper (Note 10)		451	(277)	268
Common shares issued for stock options exercised, excess tax benefits, and other (Note 14)		75	30	31
Repurchase of common shares (Note 13)		(1,742)	(1,505)	(1,400)
Purchase of common shares by Share Trusts (Note 13)		(100)	-	-
Dividends paid		(996)	(818)	(724)
Net cash used in financing activities		(2,223)	(2,370)	(1,656)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		11	3	19
Net increase (decrease) in cash and cash equivalents		101	(162)	59
Cash and cash equivalents, beginning of year		52	214	155
Cash and cash equivalents, end of year		$153	$52	$214

Supplemental cash flow information
Net cash receipts from customers and other		$12,714	$12,029	$10,640
Net cash payments for:
Employee services, suppliers and other expenses		(6,232)	(6,333)	(5,558)
Interest		(432)	(409)	(344)
Personal injury and other claims (Note 16)		(59)	(57)	(61)
Pensions (Note 12)		(126)	(127)	(239)
Income taxes (Note 4)		(725)	(722)	(890)
Net cash provided by operating activities		$5,140	$4,381	$3,548

See accompanying notes to consolidated financial statements.

CN  | 2015 Annual Report 59

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or the “Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 | Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts (“Share Trusts”) as the Company funds the Share Trusts. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share

Basic earnings per share is calculated based on the weighted-average number of common shares outstanding over each period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes fully vested equity settled stock-based compensation awards excluding stock options. Diluted earnings per share is calculated based on the weighted-average number of diluted shares outstanding using the treasury stock method. Included in the diluted earnings per share calculation are the assumed issuances of non-vested stock-based compensation awards.

Foreign currency

All of the Company’s United States (U.S.) subsidiaries use the US dollar as their functional currency. Accordingly, the U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Restricted cash and cash equivalents

The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

60 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statement of Income.

Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

Properties

Accounting policy for capitalization of costs

The Company’s railroad operations are highly capital intensive. The Company’s properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and Rolling stock. The Company’s capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:

•	grading: installation of road bed, retaining walls, drainage structures;

•	rail and related track material: installation of 39 or more continuous feet of rail;

•	ties: installation of 5 or more ties per 39 feet; and

•	ballast: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, maintenance on equipment used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.

For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Accounting policy for depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross ton miles. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

CN  | 2015 Annual Report 61

Notes to Consolidated Financial Statements

1 | Summary of significant accounting policies continued

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), less the rail asset’s usage to date. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross ton miles. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Intangible assets

Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Accounts receivable securitization

Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as a secured borrowing.

Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

•	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

•	the interest cost of pension obligations;

•	the expected long-term return on pension fund assets;

•	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

•	the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Stock-based compensation

For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The fair value of PSU-ROIC awards is determined using a lattice-based model and the fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The fair value of deferred share unit (DSU) awards is determined using the stock price at the grant date. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, the fair value of the awards are accrued over the requisite service period based on the fair value determined at each period-end.

Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

62 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

2 | Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current period:

Standard	Description	Impact

ASU 2015-17 Income Taxes, Balance Sheet Classification of Deferred Taxes	Simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a statement of financial position, thus eliminating the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts.	The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. The current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability in the amount of $58 million and $68 million as at December 31, 2015 and 2014, respectively.

ASU 2015-03 Interest – Imputation of Interest	Simplifies the presentation of debt issuance costs by requiring that such costs be presented in the balance sheet as a deduction from the carrying amount of debt.	The Company adopted this standard during the fourth quarter of 2015 on a retrospective basis. Debt issuance costs have been reclassified from assets to Long-term debt in the amount of $42 million and $37 million as at December 31, 2015 and 2014, respectively.

The following recent ASUs issued by FASB have an effective date after December 31, 2015 and have not been adopted by the Company:

Standard	Description	Impact	Effective date (1)

ASU 2016-01 Financial Instruments – Overall	Addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments require equity investments (except those accounted for under the equity method of accounting or those resulting in consolidation) to be measured at fair value with changes in fair value recognized in net income. The new guidance can be applied by means of a cumulative effect adjustment to the balance sheet at the beginning of the year of adoption.	The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017.

ASU 2014-09 Revenue from Contracts with Customers	Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.	The Company is evaluating the effect that the ASU will have on its Consolidated Financial Statements, if any; however, no significant impact is expected.	December 15, 2017. Early adoption is permitted.

(1)	Effective for annual and interim reporting periods beginning after the stated date.

CN  | 2015 Annual Report 63

Notes to Consolidated Financial Statements

3 | Other income

In millions	Year ended December 31,	2015	2014	2013

Gain on disposal of property (1)		$-	$99	$64
Gain on disposal of land		52	21	19
Other (2)		(5)	(13)	(10)
Total other income		$47	$107	$73

(1)	In addition to the disposals of property described herein, 2014 includes other gains of $19 million and 2013 includes other losses of $5 million.

(2)	Includes foreign exchange gains and losses related to foreign exchange forward contracts and the remeasurement of other US dollar-denominated monetary assets and liabilities. See Note 17 – Financial instruments.

Disposal of property

2014

Guelph

On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Deux-Montagnes

On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013

Exchange of easements

On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West

On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

64 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

4 | Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year.

The following table provides a reconciliation of income tax expense:

In millions	Year ended December 31,	2015	2014	2013

Canadian statutory federal tax rate		15%	15%	15%
Income tax expense at the
Canadian statutory federal tax rate		$731	$654	$538
Income tax expense (recovery) resulting from:
Provincial and foreign taxes (1)		550	531	423
Deferred income tax adjustments due to rate enactments (2)		42	-	24
Gain on disposals (3)		(11)	(19)	(9)
Other (4)		24	27	1
Income tax expense		$1,336	$1,193	$977
Cash payments for income taxes		$725	$722	$890

(1)	Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.

(2)	Includes the net income tax expense resulting from the enactment of provincial corporate tax rates.

(3)	Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company’s properties in Canada.

(4)	Includes adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including net recognized tax benefits, and other items.

The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2015	2014	2013

Income before income taxes
Domestic		$3,437	$3,042	$2,445
Foreign		1,437	1,318	1,144
Total income before income taxes		$4,874	$4,360	$3,589

Current income tax expense
Domestic		$640	$522	$404
Foreign		96	255	242
Total current income tax expense		$736	$777	$646

Deferred income tax expense
Domestic		$328	$271	$279
Foreign		272	145	52
Total deferred income tax expense		$600	$416	$331

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	December 31,	2015	2014

Deferred income tax assets
Pension liability		$147	$120
Personal injury and legal claims		64	60
Environmental and other reserves		179	173
Other postretirement benefits liability		82	80
Unrealized foreign exchange losses		124	-
Net operating losses and tax credit carryforwards (1)		26	20
Total deferred income tax assets		$622	$453

Deferred income tax liabilities
Properties		$8,303	$6,946
Pension asset		348	232
Unrealized foreign exchange gains (2)		-	68
Other (2)		76	41
Total deferred income tax liabilities		$8,727	$7,287
Total net deferred income tax liability		$8,105	$6,834

Total net deferred income tax liability
Domestic		$3,074	$2,841
Foreign		5,031	3,993
Total net deferred income tax liability		$8,105	$6,834

(1)	Net operating losses and tax credit carryforwards will expire between the years 2018 and 2035.

(2)	Certain 2014 balances have been reclassified to conform with the 2015 presentation.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2015, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to assertions for the realization of deferred income tax assets. The Company has not recognized a deferred income tax asset of $234 million as at December 31, 2015 ($270 million as

CN  | 2015 Annual Report 65

Notes to Consolidated Financial Statements

4 | Income taxes continued

at December 31, 2014) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The following table provides a reconciliation of unrecognized tax benefits on the Company’s domestic and foreign tax positions:

In millions	Year ended December 31,	2015	2014	2013

Gross unrecognized tax benefits at beginning of year		$35	$30	$36
Increases for:
Tax positions related to the current year		4	3	2
Tax positions related to prior years		8	3	4
Decreases for:
Tax positions related to prior years		-	-	(4)
Settlements		(14)	-	(8)
Lapse of the applicable statute of limitations		(6)	(1)	-
Gross unrecognized tax benefits at end of year		$27	$35	$30
Adjustments to reflect tax treaties and other arrangements		(8)	(6)	(5)
Net unrecognized tax benefits at end of year		$19	$29	$25

As at December 31, 2015, the total amount of gross unrecognized tax benefits was $27 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2015 was $19 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2015 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $5 million of the net unrecognized tax benefits as at December 31, 2015 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The Company recognized approximately $1 million, $1 million and $2 million in accrued interest and penalties during the years ended December 31, 2015, 2014 and 2013, respectively. The Company had approximately $4 million and $6 million of accrued interest and penalties as at December 31, 2015 and 2014, respectively.

In Canada, the Company’s federal and provincial income tax returns filed for the years 2011 to 2014 remain subject to examination by the taxation authorities. An examination of the Company’s federal income tax returns for the years 2011 and 2012 is currently in progress and is expected to be completed during 2016. In the U.S., the federal income tax returns filed for the years 2012 to 2014 and the state income tax returns filed for the years 2011 to 2014 remain subject to examination by the taxation authorities. Examinations of certain state income tax returns by the state taxation authorities are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

5 | Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data
	Year ended December 31,	2015	2014	2013

Net income		$3,538	$3,167	$2,612

Weighted-average basic shares outstanding		800.7	819.9	843.1
Dilutive effect of stock-based compensation		4.4	3.6	3.0
Weighted-average diluted shares outstanding		805.1	823.5	846.1

Basic earnings per share		$4.42	$3.86	$3.10
Diluted earnings per share		$4.39	$3.85	$3.09

6 | Accounts receivable

In millions	December 31,	2015	2014

Freight		$705	$777
Non-freight		180	160
Gross accounts receivable		885	937
Allowance for doubtful accounts		(7)	(9)
Net accounts receivable		$878	$928

66 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

7 | Properties

	December 31, 2015				December 31, 2014
In millions	Depreciation rate	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Properties including capital leases
Track and roadway (1)	2%	$33,941	$7,830	$26,111	$29,995	$7,332	$22,663
Rolling stock	5%	6,216	2,362	3,854	5,552	2,107	3,445
Buildings	2%	1,791	624	1,167	1,545	560	985
Information technology (2)	10%	1,067	567	500	1,068	492	576
Other	4%	1,812	820	992	1,549	704	845
Total properties including capital leases		$44,827	$12,203	$32,624	$39,709	$11,195	$28,514

Capital leases included in properties
Track and roadway (3)		$415	$66	$349	$417	$63	$354
Rolling stock		748	301	447	808	292	516
Buildings		109	26	83	109	23	86
Other		122	36	86	108	29	79
Total capital leases included in properties		$1,394	$429	$965	$1,442	$407	$1,035

(1)	Includes $2,487 million of land as at December 31, 2015 ($2,079 million as at December 31, 2014).

(2)	The Company capitalized $85 million of costs for internally developed software in 2015 ($102 million in 2014).

(3)	Includes $108 million of right-of-way access as at December 31, 2015 ($108 million as at December 31, 2014).

8 | Intangible and other assets

In millions	December 31,	2015	2014

Deferred and long-term receivables		$144	$141
Intangible assets		71	62
Investments (1)		69	58
Other (2)		36	37
Total intangible and other assets		$320	$298

(1)	As at December 31, 2015, the Company had $56 million ($47 million as at December 31, 2014) of investments accounted for under the equity method and $13 million ($11 million as at December 31, 2014) of investments accounted for under the cost method. See Note 17 - Financial instruments for the fair value of Investments.

(2)	As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, debt issuance costs have been reclassified from assets to Long-term debt. See Note 2 - Recent accounting pronouncements for additional information.

9 | Accounts payable and other

In millions	December 31,	2015	2014

Trade payables		$391	$464
Payroll-related accruals		287	317
Income and other taxes		254	208
Accrued charges		192	166
Accrued interest		122	95
Personal injury and other claims provisions (Note 16)		51	48
Environmental provisions (Note 16)		51	45
Stock-based compensation liability (Note 14)		39	106
Other postretirement benefits liability (Note 12)		18	17
Other		151	191
Total accounts payable and other		$1,556	$1,657

CN  | 2015 Annual Report 67

Notes to Consolidated Financial Statements

10 | Long-term debt

In millions		Maturity	US dollar- denominated amount		December 31,	2015	2014

Notes and debentures (1)
Canadian National series:
-	2-year floating rate notes	Nov. 6, 2015	US$	350		$-	$406
5.80%	10-year notes (2)	June 1, 2016		250		346	290
1.45%	5-year notes (2)	Dec. 15, 2016		300		415	348
-	3-year floating rate notes (3)	Nov. 14, 2017		250		346	290
5.85%	10-year notes (2)	Nov. 15, 2017		250		346	290
5.55%	10-year notes (2)	May 15, 2018		325		450	377
6.80%	20-year notes (2)	July 15, 2018		200		277	232
5.55%	10-year notes (2)	Mar. 1, 2019		550		761	638
2.75%	7-year notes (2)	Feb. 18, 2021		-		250	250
2.85%	10-year notes (2)	Dec. 15, 2021		400		554	464
2.25%	10-year notes (2)	Nov. 15, 2022		250		346	290
7.63%	30-year debentures	May 15, 2023		150		208	174
2.95%	10-year notes (2)	Nov. 21, 2024		350		484	406
2.80%	10-year notes (2)	Sep. 22, 2025		-		350	-
6.90%	30-year notes (2)	July 15, 2028		475		657	551
7.38%	30-year debentures (2)	Oct. 15, 2031		200		277	232
6.25%	30-year notes (2)	Aug. 1, 2034		500		692	581
6.20%	30-year notes (2)	June 1, 2036		450		623	522
6.71%	Puttable Reset Securities PURSSM (2)	July 15, 2036		250		346	290
6.38%	30-year debentures (2)	Nov. 15, 2037		300		415	348
3.50%	30-year notes (2)	Nov. 15, 2042		250		346	290
4.50%	30-year notes (2)	Nov. 7, 2043		250		346	290
3.95%	30-year notes (2)	Sep. 22, 2045		-		400	-
4.00%	50-year notes (2)	Sep. 22, 2065		-		100	-

Illinois Central series:
7.70%	100-year debentures	Sep. 15, 2096		125		173	145

BC Rail series:
Non-interest bearing 90-year subordinated notes (4)		July 14, 2094		-		842	842
Total notes and debentures						$10,350	$8,546

Other
Commercial paper						458	-
Accounts receivable securitization						-	50
Capital lease obligations						522	670
Total debt, gross						11,330	9,266
Net unamortized discount and debt issuance costs (4) (5)						(903)	(894)
Total debt (6)						10,427	8,372
Less: Current portion of long-term debt						1,442	544
Total long-term debt						$8,985	$7,828

(1)	The Company’s notes, debentures and revolving credit facility are unsecured.

(2)	The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3)	These floating rate notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.17%. The interest rate as at December 31, 2015 was 0.53% (0.40% as at December 31, 2014).

(4)	The Company records these notes as a discounted debt of $10 million as at December 31, 2015 ($9 million as at December 31, 2014) using an imputed interest rate of 5.75% (5.75% as at December 31, 2014). The discount of $832 million ($833 million as at December 31, 2014) is included in Net unamortized discount and debt issuance costs.

(5)	As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, debt issuance costs have been reclassified from assets to Long-term debt. See Note 2 - Recent accounting pronouncements for additional information.

(6)	See Note 17 - Financial instruments for the fair value of debt.

68 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

Revolving credit facility

The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 12, 2015, the expiry date of the agreement was extended by one year to May 5, 2020. The credit facility is available for general corporate purposes, including backstopping the Company’s commercial paper programs, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2015 and 2014, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2015 and 2014.

Commercial paper

The Company has a commercial paper program in Canada and a new commercial paper program was established in the U.S. during the second quarter of 2015. Both programs are backstopped by the Company’s revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent, on a combined basis. As at December 31, 2015, the Company had total commercial paper borrowings of US$331 million ($458 million) (nil as at December 31, 2014) at a weighted-average interest rate of 0.41% presented in Current portion of long-term debt on the Consolidated Balance Sheet. The Company’s commercial paper has a maturity less than 90 days.

The following table presents the issuances and repayments of commercial paper:

In millions	Year ended December 31,	2015	2014	2013

Issuances of commercial paper		$2,624	$2,443	$3,255
Repayments of commercial paper		(2,173)	(2,720)	(2,987)
Net issuance (repayment) of commercial paper		$451	$(277)	$268

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On June 18, 2015, the Company extended the term of its agreement by one year to February 1, 2018. As at December 31, 2015, the Company had no proceeds ($50 million at a weighted-average interest rate of 1.24%, which was secured by, and limited to, $56 million of accounts receivable as at December 31, 2014) received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet.

Bilateral letter of credit facilities

The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 12, 2015, the Company extended the expiry date of its agreements by one year to April 28, 2018. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2015, the Company had letters of credit drawn of $551 million ($487 million as at December 31, 2014) from a total committed amount of $575 million ($511 million as at December 31, 2014) by the various banks. As at December 31, 2015, cash and cash equivalents of $523 million ($463 million as at December 31, 2014) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Capital lease obligations

The Company had no acquisitions of assets through equipment leases in 2015 and 2014. Interest rates for capital lease obligations range from 0.7% to 7.3% with maturity dates in the years 2016 through 2037. The imputed interest on these leases amounted to $118 million as at December 31, 2015 ($145 million as at December 31, 2014). The capital lease obligations are secured by properties with a net carrying amount of $603 million as at December 31, 2015 ($668 million as at December 31, 2014).

Long-term debt maturities

The following table provides the long-term debt maturities, including capital lease repayments on debt outstanding as at December 31, 2015, for the next five years and thereafter:

	Capital
In millions	leases	Debt	Total

2016 (1)	$223	$1,219	$1,442
2017	174	684	858
2018	9	720	729
2019	10	755	765
2020	16	-	16
2021 and thereafter	90	6,527	6,617
Total	$522	$9,905	$10,427

(1) Current portion of long-term debt.

Amount of US dollar-denominated debt

In millions	December 31,	2015	2014

Notes and debentures		US $ 6,075	US $ 6,425
Commercial paper		331	-
Capital lease obligations		274	448
Total amount of US dollar-denominated debt in US$		US $ 6,680	US $ 6,873
Total amount of US dollar-denominated debt in C$		$9,245	$7,973

CN  | 2015 Annual Report 69

Notes to Consolidated Financial Statements

11 | Other liabilities and deferred credits

In millions	December 31,	2015	2014

Personal injury and other claims provisions (Note 16) (1)		$245	$250
Stock-based compensation liability (Note 14) (1)		63	91
Environmental provisions (Note 16) (1)		59	69
Deferred credits and other		277	294
Total other liabilities and deferred credits		$644	$704

(1) See Note 9 – Accounts payable and other for the related current portion.

12 | Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan

The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/ loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company’s U.S. qualified pension plans.

The Company’s most recently filed actuarial valuations for its Canadian registered pension plans conducted as at December 31, 2014 indicated a funding excess on a going concern basis of approximately $1.9 billion and a funding deficit on a solvency basis of approximately $0.7 billion, calculated using the three-year average of the plans’ hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

The Company’s next actuarial valuations for its Canadian plans required as at December 31, 2015 will be performed in 2016. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.3 billion, while on a solvency basis a funding excess of approximately $0.2 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all pension plans in 2016. As at February 1, 2016 the Company had contributed $60 million to its defined benefit pension plans for 2016.

Plan assets

The assets of the Company’s various Canadian defined benefit pension plans are primarily held in separate trust funds (“Trusts”) which are diversified by asset type, country and investment strat-egies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset mix target and related benchmark indices (“Policy”). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit obligations, the market return expectations of each asset class and the current state of financial markets.

Annually, the CN Investment Division (“Investment Manager”), a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (“Strategy”) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expect-ations. The Investment Committee of the Board (“Committee”) regularly compares the actual asset mix to the Policy and Strategy and compares the actual performance of the Company’s pension plans to the performance of the benchmark indices.

70 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

The Company’s 2015 Policy and actual asset allocation for the Company’s pension plans based on fair value are as follows:

		Actual plan asset allocation
	Policy	2015	2014

Cash and short-term investments	3%	2%	3%
Bonds and mortgages	37%	30%	29%
Equities	45%	40%	39%
Real estate	4%	2%	2%
Oil and gas	7%	5%	8%
Infrastructure	4%	7%	5%
Absolute return	-	11%	10%
Risk-based allocation	-	3%	4%
Total	100%	100%	100%

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge, and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company’s pension plans consist mainly of the following:

•	Cash and short-term investments consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

•	Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes and investments in emerging market debt. As at December 31, 2015, 74% (82% in 2014) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

•	Equity investments are primarily publicly traded securities, well diversified by country, issuer and industry sector. As at December 31, 2015, the most significant allocation to an individual issuer was approximately 2% (2% in 2014) and the most significant allocation to an industry sector was approximately 22% (23% in 2014).

•	Real estate is a diversified portfolio of Canadian land and commercial properties and investments in real estate private equity funds.

•	Oil and gas investments include petroleum and natural gas properties and listed and non-listed Canadian securities of oil and gas companies.

•	Infrastructure investments include participations in private infrastructure funds, public and private debt and publicly traded equity securities of infrastructure and utility companies.

•	Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equities, global macro and commodity funds, as presented in the table of fair value measurement. Managers are monitored on a continuous basis through investment and operational due diligence.

•	Risk-based allocation investments are a portfolio of units of externally managed funds where the asset class exposures are managed on a risk-adjusted basis in order to capture asset class premiums.

The plans’ Investment Manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 66% exposed to the Canadian dollar, 13% to the US dollar, 8% to European currencies, 5% to the Japanese Yen and 8% to various other currencies as at December 31, 2015. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.

The tables on the following pages present the fair value of plan assets as at December 31, 2015 and 2014 by asset class, their level within the fair value hierarchy, and the valuation techniques and inputs used to measure such fair value:

CN  | 2015 Annual Report 71

Notes to Consolidated Financial Statements

12 | Pensions and other postretirement benefits continued

	Fair value measurements at December 31, 2015
In millions	Total	Level 1	Level 2	Level 3

Cash and short-term investments (1)	$389	$47	$342	$-
Bonds (2)
Canada, U.S. and supranational	1,280	-	1,280	-
Provinces of Canada and municipalities	2,611	-	2,611	-
Corporate	911	-	911	-
Emerging market debt	471	-	471	-
Mortgages (3)	127	-	127	-
Equities (4)
Canadian	1,556	1,532	-	24
U.S.	1,236	1,236	-	-
International	4,315	4,315	-	-
Real estate (5)	357	-	-	357
Oil and gas (6)	1,012	234	12	766
Infrastructure (7)	1,237	10	102	1,125
Absolute return funds (8)
Multi-strategy	714	-	714	-
Fixed income	440	-	372	68
Equity	261	-	261	-
Global macro	499	-	499	-
Risk-based allocation (9)	422	-	422	-
Total	$17,838	$7,374	$8,124	$2,340
Other (10)	79
Total plan assets	$17,917

	Fair value measurements at December 31, 2014
In millions	Total	Level 1	Level 2	Level 3

Cash and short-term investments (1)	$579	$64	$515	$-
Bonds (2)
Canada, U.S. and supranational	1,450	-	1,450	-
Provinces of Canada and municipalities	2,701	-	2,701	-
Corporate	618	-	618	-
Emerging market debt	296	-	296	-
Mortgages (3)	131	-	131	-
Equities (4)
Canadian	2,096	2,072	-	24
U.S.	1,493	1,493	-	-
International	3,425	3,425	-	-
Real estate (5)	317	-	-	317
Oil and gas (6)	1,374	349	17	1,008
Infrastructure (7)	885	14	107	764
Absolute return funds (8)
Multi-strategy	591	-	591	-
Fixed income	471	-	428	43
Equity	299	-	299	-
Global macro	384	-	384	-
Commodity	1	-	1	-
Risk-based allocation (9)	635	-	635	-
Total	$17,746	$7,417	$8,173	$2,156
Other (10)	15
Total plan assets	$17,761

Level 1: Fair value based on quoted prices in active markets for identical assets.

Level 2: Fair value based on other significant observable inputs.

Level 3: Fair value based on significant unobservable inputs.

Footnotes to the table follow on the next page.

72 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)

In millions	Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	Absolute return (8)	Total

Balance at December 31, 2013	$22	$299	$961	$663	$33	$1,978
Actual return relating to assets still held at the reporting date	1	21	-	2	1	25
Purchases	4	-	47	159	9	219
Sales	(3)	(3)	-	(60)	-	(66)

Balance at December 31, 2014	$24	$317	$1,008	$764	$43	$2,156
Actual return relating to assets still held at the reporting date	5	(5)	(242)	160	1	(81)
Purchases	3	51	-	405	30	489
Sales	(8)	(6)	-	(204)	(6)	(224)
Balance at December 31, 2015	$24	$357	$766	$1,125	$68	$2,340

(1)	Cash and short-term investments are valued at cost, which approximates fair value, and are categorized as Level 1 for cash and Level 2 for short-term investments.

(2)	Bonds are valued using mid-price bids obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. Emerging market debt funds are valued based on the net asset value obtained from each fund’s administrator. All bonds are categorized as Level 2.

(3)	Mortgages are secured by real estate. The fair value of $127 million ($131 million in 2014) of mortgages categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments.

(4)	The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets. The fair value of equity investments of $24 million ($24 million in 2014) categorized as Level 3 represent units in private equity funds which are valued by their independent administrators.

(5)	The fair value of real estate investments of $357 million ($317 million in 2014) includes land and buildings net of related mortgage debt of $4 million ($34 million in 2014) and is categorized as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. Mortgage debt is valued based on the present value of future cash flows using current market yields for comparable instruments.

(6)	Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments of $766 million ($1,008 million in 2014) categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)	Infrastructure investments consist of $10 million ($14 million in 2014) of publicly traded equity securities of infrastructure companies categorized as Level 1, $102 million ($107 million in 2014) of term loans, bonds and infrastructure funds issued by infrastructure companies categorized as Level 2 and $1,125 million ($764 million in 2014) of infrastructure funds that are categorized as Level 3 and are valued based on discounted cash flows or earnings multiples. Distributions may be received throughout the term of the funds and/or upon the sale of the underlying investments.

(8)	Absolute return investments are valued using the net asset value as reported by the independent fund administrators. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Absolute return investments are categorized as Level 2 except those that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date, which are categorized as Level 3.

(9)	Risk-based allocation investments are valued using the net asset value as reported by the independent fund administrators and are categorized as Level 2. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(10)	Other consists of operating assets of $119 million ($145 million in 2014) and liabilities of $40 million ($130 million in 2014) required to administer the Trusts’ investment assets and the plans’ benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

CN  | 2015 Annual Report 73

Notes to Consolidated Financial Statements

12 | Pensions and other postretirement benefits continued

Obligations and funded status for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2015	2014	2015	2014

Change in benefit obligation
Projected benefit obligation at beginning of year		$17,279	$15,510	$267	$256
Amendments		1	2	-	2
Interest cost		650	711	10	12
Actuarial loss (gain) on projected benefit obligation		(112)	1,815	(8)	6
Service cost		152	132	3	2
Plan participants’ contributions		58	58	-	-
Foreign currency changes		55	22	14	7
Benefit payments, settlements and transfers		(1,002)	(971)	(17)	(18)
Projected benefit obligation at end of year (1)		$17,081	$17,279	$269	$267
Component representing future salary increases		(334)	(349)	-	-
Accumulated benefit obligation at end of year		$16,747	$16,930	$269	$267

Change in plan assets
Fair value of plan assets at beginning of year		$17,761	$16,869	$-	$-
Employer contributions		108	111	-	-
Plan participants’ contributions		58	58	-	-
Foreign currency changes		34	15	-	-
Actual return on plan assets		958	1,679	-	-
Benefit payments, settlements and transfers		(1,002)	(971)	-	-
Fair value of plan assets at end of year (1)		$17,917	$17,761	$-	$-
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year		$836	$482	$(269)	$(267)

(1)	The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2015 were $15,794 million and $17,038 million, respectively ($16,059 million and $16,905 million, respectively, at December 31, 2014). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets

		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014

Noncurrent assets - Pension asset		$1,305	$882	$-	$-
Current liabilities (Note 9)		-	-	(18)	(17)
Noncurrent liabilities - Pension and other postretirement benefits		(469)	(400)	(251)	(250)
Total amount recognized		$836	$482	$(269)	$(267)

Amounts recognized in Accumulated other comprehensive loss (Note 15)

		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014

Net actuarial gain (loss) (1)		$(2,204)	$(2,502)	$21	$17
Prior service cost (2)		(17)	(20)	(4)	(5)

(1)	The estimated net actuarial loss for defined benefit pension plans and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $198 million and $6 million, respectively.

(2)	The estimated prior service cost for defined benefit pension plans and other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $4 million and $1 million, respectively.

74 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

Information for the pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2015	2014	2015	2014

Projected benefit obligation		$743	646	N/A	N/A
Accumulated benefit obligation		656	585	N/A	N/A
Fair value of plan assets		274	246	N/A	N/A

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2015	2014	2013	2015	2014	2013

Current service cost		$152	$132	$155	$3	$2	$3
Interest cost		650	711	658	10	12	11
Settlement loss		4	3	4	-	-	-
Expected return on plan assets		(1,004)	(978)	(958)	-	-	-
Amortization of prior service cost		4	4	4	1	2	1
Amortization of net actuarial loss (gain)		228	124	227	(4)	(4)	(1)
Net periodic benefit cost (income)		$34	$(4)	$90	$10	$12	$14

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
December 31,	2015	2014	2013	2015	2014	2013

To determine projected benefit obligation
Discount rate (1) (2)	3.99%	3.87%	4.73%	4.14%	3.86%	4.69%
Rate of compensation increase (3)	2.75%	3.00%	3.00%	2.75%	3.00%	3.00%

To determine net periodic benefit cost
Discount rate (1)	3.87%	4.73%	4.15%	3.86%	4.69%	4.01%
Rate of compensation increase (3)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Expected return on plan assets (4)	7.00%	7.00%	7.00%	N/A	N/A	N/A

(1)	The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. Beginning in 2016, as described in the “Adoption of the spot rate approach” section of this Note, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans.

(2)	The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. For the Canadian pension and other postretirement benefit plans, future expected benefit payments at each measurement date are discounted using spot rates from a derived AA corporate bond yield curve. The derived curve is based on observed rates for AA corporate bonds with short-term maturities and a projected AA corporate curve for longer-term maturities based on spreads between observed AA corporate bonds and AA provincial bonds. The derived curve is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(3)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(4)	To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2015, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/ losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2016, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management’s current view of long-term investment returns.

CN  | 2015 Annual Report 75

Notes to Consolidated Financial Statements

12 | Pensions and other postretirement benefits continued

Health care cost trend rate for other postretirement benefits

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 6.5% for 2015. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. Assumed health care costs have an effect on the amounts reported for health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

	One-percentage-point
In millions	Increase	Decrease

Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	13	(11)

Estimated future benefit payments

		Other
		postretirement
In millions	Pensions	benefits

2016	$1,029	$18
2017	1,040	19
2018	1,048	19
2019	1,053	18
2020	1,059	18
Years 2021 to 2025	5,276	87

Defined contribution and other plans

The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $18 million, $16 million and $13 million for 2015, 2014 and 2013, respectively.

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which is administered by the National Carriers’ Conference Committee (NCCC), and provides certain postretirement health care benefits to certain retirees. For 2015, 2014 and 2013, the Company’s contributions under this plan were expensed as incurred and amounted to $10 million in each year. The annual contribution rate for the plan is determined by the NCCC and was $140.54 per month per active employee for 2015 ($141.29 in 2014). The plan covered 777 retirees in 2015 (807 in 2014).

Adoption of the spot rate approach

Beginning in 2016, the Company will adopt the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.

The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity. More specifically, current service cost is measured using the projected cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.

Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates to determine current service cost and interest cost under the spot rate approach in 2016 are 4.24% and 3.27%, respectively, compared to 3.99%, for both costs, under the approach applicable to 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach will increase net periodic benefit income by approximately $120 million compared to the approach applicable in 2015 and prior years.

76 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

13 | Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value

•	Unlimited number of Class A Preferred Shares, without par value, issuable in series

•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	December 31,	2015	2014	2013

Issued common shares		788.6	809.4	830.6
Common shares in Share Trusts		(1.4)	-	-
Outstanding common shares		787.2	809.4	830.6

Share purchases

Share repurchase programs

The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2015 and October 29, 2016. As at December 31, 2015, the Company repurchased 5.8 million common shares under its current program.

The following table provides the information related to the share repurchase programs for the years ended December 31, 2015, 2014 and 2013:

In millions, except per share data
	Year ended December 31,	2015	2014	2013

Number of common shares repurchased (1)		23.3	22.4	27.6
Weighted-average price per share (2)		$75.20	$67.38	$50.65
Amount of repurchase (3)		$1,750	$1,505	$1,400

(1)	Includes common shares repurchased in the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 and 2013 pursuant to private agreements between the Company and arm’s-length third-party sellers.

(2)	Includes brokerage fees.

(3)	The 2015 common share repurchases include settlements in the subsequent period.

Share purchases by Share Trusts

In 2014, the Company established Share Trusts to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 14 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company’s employee tax withholding obligations. In 2016, the Share Trusts could purchase up to 1.2 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.

For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees.

Additional paid-in capital

Additional paid-in capital includes the stock-based compensation expense on equity settled awards; the excess tax benefits on stock-based compensation; and other items relating to equity settled awards. It also includes the impact of the modification of certain cash settled awards to equity settled awards, which represents the fair value of cash settled stock-based compensation awards modified in 2014 to settle in common shares of the Company and consists of $132 million, $60 million and $17 million related DSUs, PSUs and other plans, respectively (see Note 14 – Stock-based compensation). Upon the exercise or settlement of equity settled awards, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. The Company reclassified prior year balances from Common shares to Additional paid-in capital in the Consolidated Statement of Shareholders’ Equity to conform with the 2015 presentation.

CN  | 2015 Annual Report 77

Notes to Consolidated Financial Statements

14 | Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2015, 2014 and 2013:

In millions	Year ended December 31,	2015	2014	2013

Share Units Plan
Equity settled awards		$39	$2	$-
Cash settled awards		14	117	92
Total Share Units Plan expense		$53	$119	$92

Voluntary Incentive Deferral Plan (VIDP)
Cash settled awards		$(3)	$33	$35
Total VIDP expense (recovery)		$(3)	$33	$35

Stock option awards		$11	$9	$9
Total stock-based compensation expense		$61	$161	$136
Tax benefit recognized in income		$14	$43	$35

Share Units Plan

The objective of the Share Units Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.

The PSU-ROIC awards vest dependent upon the attainment of a target relating to return on invested capital (ROIC) over the plan period of three years. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 200% for PSU-ROIC awards granted in 2015 (0% to 150% for PSUs-ROIC outstanding and granted prior to December 31, 2014) depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.

PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company’s TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

On December 9, 2014, 0.5 million cash settled PSUs-ROIC granted in 2013 and 0.4 million cash settled PSUs-ROIC granted in 2014 were modified to equity settled awards. The modification affected PSUs-ROIC held by 133 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards

PSUs-ROIC and PSUs-TSR are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts (see Note 13 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement. For the plan period ended December 31, 2015, for the 2013 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the equity settled awards that were vested in 2015 was $48 million. As the minimum share price condition under the plan was met, settlement of approximately 0.6 million shares from the Share Trusts is expected to occur in the first quarter of 2016.

Cash settled awards

The value of the payout is equal to the number of PSUs-ROIC awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. For the plan period ended December 31, 2015, for the 2013 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the cash settled awards that were vested in 2015 was $39 million ($106 million in 2014 and $80 million in 2013). As the minimum share price condi-tion under the plan was met, payout of approximately $39 million is expected to be paid in the first quarter of 2016.

In 2015, there were no cash settled PSU-ROIC awards granted. In 2014, the Company granted 0.8 million PSU-ROIC awards (0.8 million in 2013) to designated management employees entitling them to receive payout in cash based on the Company’s share price. These awards were then subject to modification resulting in 0.4 million PSU-ROIC awards granted in 2014 (0.5 million in 2013) to be settled in common shares of the Company.

78 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

The following table provides a summary of the activity related to PSU awards:

	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)
	Units	Weighted- average grant date fair value	Units	Weighted- average grant date fair value	Units
	In millions		In millions		In millions

Outstanding at December 31, 2014	0.9	$71.05	-	N/A	1.6
Granted	0.4	$50.87	0.1	$114.86	-
Settled	-	N/A	-	N/A	(0.9)
Outstanding at December 31, 2015	1.3	$64.36	0.1	$114.86	0.7

Nonvested at December 31, 2014	0.9	$71.05	-	N/A	0.7
Granted	0.4	$50.87	0.1	$114.86	-
Vested during the year (4)	(0.5)	$75.15	-	N/A	(0.3)
Nonvested at December 31, 2015	0.8	$58.83	0.1	$114.86	0.4

(1)	The grant date fair value of equity settled PSUs-ROIC granted in 2015 of $22 million is calculated using a lattice-based valuation model. As at December 31, 2015, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $20 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)	The grant date fair value of equity settled PSUs-TSR granted in 2015 of $16 million is calculated using a Monte Carlo simulation model. As at December 31, 2015, total unrecognized compensation cost related to non-vested equity settled PSUs-TSR outstanding was $7 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3)	The fair value at December 31, 2015 of cash settled PSUs-ROIC is calculated using a lattice-based valuation model. As at December 31, 2015, total unrecognized compensation cost related to nonvested cash settled PSUs-ROIC outstanding was $8 million and is expected to be recognized over a weighted-average period of 1.0 years.

(4)	The awards that were vested during the year are expected to be settled in the first quarter of 2016.

The following table provides the assumptions and fair values related to the PSU-ROIC awards:

	Equity settled			Cash settled
	PSUs-ROIC (1)			PSUs-ROIC (2)
Year of grant	2015	2014	2013	2015	2014	2013

Assumptions
Stock price ($) (3)	84.55	76.29	76.29	N/A	77.35	77.35
Expected stock price volatility (4)	15%	15%	17%	N/A	23%	N/A
Expected term (years) (5)	3.0	2.0	1.0	N/A	1.0	N/A
Risk-free interest rate (6)	0.45%	1.02%	0.98%	N/A	0.49%	N/A
Dividend rate ($) (7)	1.25	1.00	1.00	N/A	1.25	N/A

Weighted-average grant date fair value ($)	50.87	66.84	75.15	N/A	N/A	N/A

Fair value per unit ($)	N/A	N/A	N/A	N/A	66.45	77.35

(1)	Assumptions used to determine fair value of the equity settled PSU-ROIC awards are on the grant date.

(2)	Assumptions used to determine fair value of the cash settled PSU-ROIC awards are as at December 31, 2015.

(3)	For equity settled awards, the stock price represents the closing share price on the grant date. The stock price on the grant date for 2014 and 2013 is the stock price at the modification date of December 9, 2014.

(4)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.

(5)	Represents the period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

CN  | 2015 Annual Report 79

Notes to Consolidated Financial Statements

14 | Stock-based compensation continued

Voluntary Incentive Deferral Plan

The Company’s Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSU) of the Company up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. For equity settled DSUs, the number of DSUs received by each participant is established at time of deferral. For cash settled DSUs, the number of DSUs received by each participant is calculated using the Company’s average closing share price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines.

On December 9, 2014, 1.7 million cash settled DSUs were modified to equity settled awards. The modification affected DSUs held by 104 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant’s minimum statutory withholding tax requirement.

The total fair value of equity settled DSU awards vested in both 2015 and 2014 was $1 million.

Cash settled awards

The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

The total fair value of cash settled DSU awards vested in both 2015 and 2014 was nil ($1 million in 2013).

The following table provides a summary of the activity related to DSU awards:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted- average grant date fair value	Units
	In millions		In millions

Outstanding at December 31, 2014 (3)	1.7	$76.29	0.5
Granted	-	$81.18	-
Vested	0.1	$77.23	-
Settled	-	$76.38	(0.1)
Outstanding at December 31, 2015 (4)	1.8	$76.44	0.4

(1)	The grant date fair value of equity settled DSUs granted in 2015 of $2 million is calculated using the stock price at the grant date. As at December 31, 2015, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $132 million.

(2)	The fair value at December 31, 2015 of cash settled DSUs is based on the intrinsic value. As at December 31, 2015 the DSU liability was $36 million ($40 million as at December 31, 2014). The closing stock price used to determine the liability was $77.35.

(3)	The weighted-average grant date fair value was $76.29 per unit for equity settled DSUs modified in 2014.

(4)	The number of units outstanding that were nonvested, unrecognized compensation cost related to cash settled DSUs and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

80 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2015, 18.4 million common shares remained authorized for future issuances under these plans.

For 2015, 2014 and 2013, the Company granted 0.9 million, 1.0 million and 1.1 million stock options, respectively.

The total number of conventional options outstanding as at December 31, 2015 was 5.9 million.

The following table provides the activity of stock option awards during 2015, and for options outstanding and exercisable at December 31, 2015, the weighted-average exercise price:

	Options outstanding		Nonvested options
	Number of options	Weighted- average exercise price	Number of options	Weighted- average grant date fair value
	In millions		In millions

Outstanding at December 31, 2014 (1)	7.5	$37.37	2.5	$9.25
Granted (2)	0.9	$84.47	0.9	$13.21
Exercised (3)	(2.5)	$29.30	N/A	N/A
Vested (4)	N/A	N/A	(1.1)	$8.72
Outstanding at December 31, 2015 (1)	5.9	$53.43	2.3	$10.94
Exercisable at December 31, 2015 (1)	3.6	$41.74	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2)	The grant date fair value of options awarded in 2015 of $11 million is calculated using the Black-Scholes option-pricing model. As at December 31, 2015, total unrecognized compensation cost related to nonvested options outstanding was $7 million and is expected to be recognized over a weighted-average period of 2.3 years.

(3)	The total intrinsic value of options exercised in 2015 was $127 million ($50 million in 2014 and $45 million in 2013). The cash received upon exercise of options in 2015 was $74 million ($25 million in 2014 and $28 million in 2013) and the related excess tax benefit realized was $5 million ($5 million in 2014 and $3 million in 2013).

(4)	The fair value of options vested in 2015 was $9 million ($9 million in 2014 and $11 million in 2013).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2015 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2015 at the Company’s closing stock price of $77.35.

	Options outstanding				Options exercisable
	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Aggregate intrinsic value	Number of options	Weighted- average exercise price	Aggregate intrinsic value
Range of exercise prices	In millions			In millions	In millions		In millions

$20.95 - $31.09	0.9	2.8	$24.54	$48	0.9	$24.54	$48
$31.10 - $47.85	1.4	5.0	$38.13	56	1.2	$36.75	47
$47.86 - $58.71	1.5	6.2	$52.48	37	1.1	$50.81	28
$58.72 - $80.87	1.2	7.6	$69.46	10	0.4	$68.09	4
$80.88 - $95.62	0.9	9.1	$89.63	-	-	$95.62	-
Balance at December 31, 2015 (1)	5.9	6.1	$53.43	$151	3.6	$41.74	$127

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2015, the vast majority of stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 4.8 years.

CN  | 2015 Annual Report 81

Notes to Consolidated Financial Statements

14 | Stock-based compensation continued

The following table provides the assumptions used in the valuation of stock option awards:

Year of grant	2015	2014	2013

Assumptions
Grant price ($)	84.47	58.74	47.47
Expected stock price volatility (1)	20%	23%	23%
Expected term (years) (2)	5.5	5.4	5.4
Risk-free interest rate (3)	0.78%	1.51%	1.41%
Dividend rate ($) (4)	1.25	1.00	0.86
Weighted-average grant date fair value ($)	13.21	11.09	8.52

(1)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.

(2)	Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.

(3)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(4)	Based on the annualized dividend rate.

Stock price volatility

Compensation cost for the Company’s cash settled Share Units Plan is based on the fair value of the awards at each period-end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the cash settled VIDP is marked-to-market at each period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 change in the Company’s share price at December 31, 2015 would have an impact of approximately $2 million on stock-based compensation expense.

Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2015, 2014 and 2013:

Year ended December 31,	2015	2014	2013

Number of participants holding shares	19,728	18,488	18,488
Total number of ESIP shares purchased on behalf of employees (millions)	2.0	2.1	2.3
Expense for Company contribution (millions)	$38	$34	$30

82 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

15 | Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense)		Total net of tax

Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)	$604		$(3,257)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	440			440	7		447
Foreign exchange loss on translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(394)			(394)	52		(342)
Actuarial gain arising during the year		1,540 (1)		1,540	(411	) (1)	1,129
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		226		226 (2)	(60	) (3)	166
Amortization of prior service costs		5		5 (2)	(1	) (3)	4
Settlement loss arising during the year		4 (1)		4 (2)	(1	) (1) (3)	3
Other comprehensive income (loss)	46	1,775	-	1,821	(414)		1,407

Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)	$190		$(1,850)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	644			644	4		648
Foreign exchange loss on translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(569)			(569)	73		(496)
Actuarial loss arising during the year		(1,120) (1)		(1,120)	301	(1)	(819)
Prior service cost from plan amendment arising during the year		(4)		(4)	1		(3)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		120		120 (2)	(32	) (3)	88
Amortization of prior service costs		6		6 (2)	(2	) (3)	4
Settlement loss arising during the year		3 (1)		3 (2)	(1)	(1) (3)	2
Amortization of gain on treasury lock			(1)	(1) (4)	-		(1)
Other comprehensive income (loss)	75	(995)	(1)	(921)	344		(577)

Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)	$534		$(2,427)
Other comprehensive income (loss) before reclassifications:
Foreign exchange gain on translation of net investment in foreign operations	1,607			1,607	-		1,607
Foreign exchange loss on translation of US dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(1,358)			(1,358)	181		(1,177)
Actuarial gain arising during the year		74		74	(18)		56
Prior service cost from plan amendment arising during the year		(1)		(1)	-		(1)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss		224		224 (2)	(56	) (3)	168
Amortization of prior service costs		5		5 (2)	(1	) (3)	4
Settlement loss arising during the year		4		4 (2)	(1	) (3)	3
Other comprehensive income	249	306	-	555	105		660
Balance at December 31, 2015	$(209)	$(2,204)	$7	$(2,406)	$639		$(1,767)

(1)	Certain 2014 and 2013 balances have been reclassified to conform with the 2015 presentation.

(2)	Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.

(3)	Included in Income tax expense on the Consolidated Statement of Income.

(4)	Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

CN  | 2015 Annual Report 83

Notes to Consolidated Financial Statements

16 | Major commitments and contingencies

Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2015, the Company’s commitments under these operating and capital leases were $742 million and $640 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions	Operating	Capital

2016	$169	$245
2017	138	186
2018	113	17
2019	82	17
2020	53	23
2021 and thereafter	187	152
Total	$742	$640
Less: Imputed interest on capital leases at rates ranging from approximately 0.7% to 7.3%		118
Present value of minimum lease payments included in debt (Note 10)		$522

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $20 million and generally extend over five years.

Rent expense for all operating leases was $204 million, $201 million and $179 million for the years ended December 31, 2015, 2014 and 2013, respectively. Contingent rentals and sublease rentals were not significant.

Commitments

As at December 31, 2015, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,475 mil-lion. The Company also has estimated remaining commitments of approximately $1.4 billion (US$1.0 billion), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC). In connection with CN’s revised PTC implemen-tation plan submitted in January 2016, CN performed a reassessment of all costs associated with its implementation plan and now estimates that the total implementation cost will be US$1.2 billion, of which US$0.2 billion has been spent as of December 31, 2015. The revised estimated total costs take into consideration the added complexities identified during the detailed review as well as technical challenges anticipated to comply with the regulations and to ensure the interoperability with other railroads and to maintain optimal operating performance.

In addition, the Company has estimated remaining commitments, through to December 31, 2017, of approximately $48 million (US$35 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for grade separation projects, railroad infrastructure improvements, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2015, the Company recorded a $12 million decrease to its provision for personal injuries and other claims in Canada as a result of a comprehensive actuarial study for employee injury claims as well as various other legal claims. In 2014 and 2013, external actuarial studies resulted in a net decrease of $2 million and a net increase of $1 million, respectively.

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2015	2014	2013

Beginning of year	$203	$210	$209
Accruals and other	17	28	38
Payments	(29)	(35)	(37)
End of year	$191	$203	$210
Current portion – End of year	$27	$28	$31

84 CN  | 2015 Annual Report

Notes to Consolidated Financial Statements

United States

Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

In 2015, the Company recorded a $5 million reduction to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2015 external actuarial study. In 2014 and 2013, external actuarial studies resulted in a net decrease of $20 million and $11 million, respectively. The prior years’ decreases from the 2014 and 2013 actuarial valuations were mainly attributable to non-occupational disease claims, third-party claims and occupational disease claims, reflecting a decrease in the Company’s estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

As at December 31, 2015, 2014 and 2013, the Company’s provision for personal injury and other claims in the U.S. was as follows:

In millions	2015	2014	2013

Beginning of year	$95	$106	$105
Accruals and other	22	2	18
Payments	(30)	(22)	(24)
Foreign exchange	18	9	7
End of year	$105	$95	$106
Current portion – End of year	$24	$20	$14

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2015, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company has identified approximately 215 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs

CN  | 2015 Annual Report 85

Notes to Consolidated Financial Statements

16 | Major commitments and contingencies continued

at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2015, 2014 and 2013, the Company’s provision for specific environmental sites was as follows:

In millions	2015	2014	2013

Beginning of year	$114	$119	$123
Accruals and other	81	11	12
Payments	(91)	(19)	(18)
Foreign exchange	6	3	2
End of year	$110	$114	$119
Current portion - End of year	$51	$45	$41

The Company anticipates that the majority of the liability at December 31, 2015 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

•	the lack of specific technical information available with respect to many sites;

•	the absence of any government authority, third-party orders, or claims with respect to particular sites;

•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and

•	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

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Notes to Consolidated Financial Statements

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $20 million in 2015, $20 million in 2014 and $18 million in 2013. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $18 million in 2015, $19 million in 2014 and $10 million in 2013.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Guarantees

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2016 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2015, the maximum exposure in respect of these guarantees was $200 million ($194 million as at December 31, 2014). There are no recourse provisions to recover any amounts from third parties.

Other guarantees

As at December 31, 2015, the Company, including certain of its subsidiaries, had granted $551 million ($487 million as at December 31, 2014) of irrevocable standby letters of credit and $120 million ($106 million as at December 31, 2014) of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2015, the maximum potential liability under these guarantee instruments was $671 million ($593 million as at December 31, 2014), of which $589 million ($525 million as at December 31, 2014) related to workers’ compensation and other employee benefit liabilities and $82 million ($68 million as at December 31, 2014) related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The guarantee instruments expire at various dates between 2016 and 2018.

The Company has not recorded a liability as at December 31, 2015 with respect to its guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under its guarantee instruments.

General indemnifications

In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2015, the Company has not recorded a liability with respect to any indemnifications.

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Notes to Consolidated Financial Statements

17 | Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company’s revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2015, the Company had outstanding foreign exchange forward contracts with a notional value of US$361 million (US$350 million as at December 31, 2014). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur. For the years ended December 31, 2015, 2014 and 2013, the Company recorded a gain of $61 million, $9 million, and $6 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by losses related to the remeasurement of other US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2015, Other current assets included an unrealized gain of $4 million ($9 million as at December 31, 2014) and Accounts payable and other included an unrealized loss of $2 million (nil as at December 31, 2014), related to foreign exchange forward contracts.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.

To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2015, Accumulated other comprehensive loss included an unamortized gain of $7 million ($7 million as at December 31, 2014) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

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Notes to Consolidated Financial Statements

Fair value of financial instruments

The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets	The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable	The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company’s exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company’s debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2015, the Company’s debt had a carrying amount of $10,427 million ($8,372 million as at December 31, 2014) and a fair value of $11,720 million ($9,767 million as at December 31, 2014).

Level 3 Significant inputs are unobservable	The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company’s proportionate share of the underlying net assets. As at December 31, 2015, the Company’s investments had a carrying amount of $69 million ($58 million as at December 31, 2014) and a fair value of $220 million ($183 million as at December 31, 2014).

CN  | 2015 Annual Report 89

Notes to Consolidated Financial Statements

18 | Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 95% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

•	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

•	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

•	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and

•	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2015, 2014 and 2013, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 3%, 2%, and 2%, respectively, of total rail freight revenues.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2015	2014	2013

Revenues
Canada		$8,283	$8,108	$7,149
U.S.		4,328	4,026	3,426
Total revenues		$12,611	$12,134	$10,575

Net income
Canada		$2,469	$2,249	$1,762
U.S.		1,069	918	850
Total net income		$3,538	$3,167	$2,612

In millions	December 31,	2015	2014

Properties
Canada		$16,737	$15,798
U.S.		15,887	12,716
Total properties		$32,624	$28,514

19 | Subsequent event

Shelf prospectus and registration statement

On January 5, 2016, the Company filed a new shelf prospectus with the Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to $6.0 billion of debt securities in the Canadian and U.S. markets over the next 25 months. This shelf prospectus and registration statement replaces CN’s previous shelf prospectus and registration statement that was filed on December 3, 2013. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions.

90 CN  | 2015 Annual Report

Corporate Governance – Delivering Responsibly

CN is committed to being a responsible corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca in the Delivering Responsibly – Governance section), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the Delivering Responsibly – Governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website. CN understands that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to the safety of our employees, the public and the environment; delivering reliable, efficient service so our customers succeed in global markets; building stronger communities; and providing a great place to work. Our sustainability activities are outlined in our Delivering Responsibly report, which can be found on our website: www.cn.ca

For the fourth straight year, CN’s practices have earned it a place on the Dow Jones Sustainability World Index (DJSI), which includes an assessment of CN’s governance practices, in addition to being named to the DJSI North America index for the seventh consecutive year. CN was also recognized for climate change transparency for the seventh year in a row by earning a position in CDP’s Canada 200 Climate Disclosure Leadership Index.

CN received the Best Corporate Governance Award from IR Magazine in 2009, 2010, 2014 and 2015. CN was also recognized in the Globe and Mail’s 2015 annual review of Corporate Governance in Canada, where CN ranked fifth overall and first in its industrial group. As well, in 2011 we received the Canadian Coalition for Good Governance (CCGG) Award for Best Disclosure of Board Governance Practices and Director Qualifications; and in 2012 the CCGG Award for Best Disclosure of Approach to Executive Compensation.

CN  | 2015 Annual Report 91

Shareholder and Investor Information

Annual meeting
The annual meeting of shareholders will be held at 10:00 a.m. EDT on April 26, 2016 at: Le Windsor Windsor Ballroom 1170 Peel Street Montreal, Quebec, Canada

Annual information form

The annual information form may be obtained by writing to:

The Corporate Secretary

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

It is also available on CN’s website.

Transfer agent and registrar
Computershare Trust Company of Canada Offices in: Montreal, Quebec Toronto, Ontario Calgary, Alberta Vancouver, British Columbia Telephone: 1-800-564-6253 www.investorcentre.com

Co-transfer agent and co-registrar
Computershare Trust Company N.A. Att: Stock Transfer Department Overnight Mail Delivery: 250 Royall Street, Canton MA 02021 Regular Mail Delivery: P.O. Box 43078, Providence, RI 02940-3078

Shareholder services

Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada Shareholder Services

100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1

Telephone: 1-800-564-6253

www.investorcentre.com

Stock exchanges
CN common shares are listed on the Toronto and New York stock exchanges. Ticker symbols: CNR (Toronto Stock Exchange) CNI (New York Stock Exchange)

Investor relations
Sam Forgione Vice-President, Investor Relations Telephone: 514-399-0052

Head office
Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 P.O. Box 8100 Montreal, Quebec H3C 3N4

Additional copies of this report are available from:	La version française du présent rapport est disponible à l’adresse suivante :
CN Public Affairs	Affaires publiques du CN
935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca	935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1 888 888-5909 Courriel : contact@cn.ca

92 CN  | 2015 Annual Report

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93 CN  | 2015 Annual Report